Form 40-F
period 2009-03-31
WESTPORT INNOVATIONS INC
filed 2009-06-08
CIK 1370416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

Commission file number: 001-34152
WESTPORT INNOVATIONS INC.
(Exact Name of Registrant as Specified in its Charter)

Alberta (Province or other jurisdiction of incorporation or organization)	3537 (Primary Standard Industrial Classification Code)	N/A (I.R.S. Employer Identification No.)
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2
(604) 718-2000
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP	Copies to:
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, Colorado 80202
(303) 629-3400
(Name, address (including zip code) and telephone number (including area
code) of agent for service in the United States)	Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:

Common Shares, no par value	NASDAQ Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at March 31, 2009, 32,040,540 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE
FORWARD-LOOKING STATEMENTS
NOTE TO UNITED STATES READERS- DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
CURRENCY
ANNUAL INFORMATION FORM
AUDITED ANNUAL FINANCIAL STATEMENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
TAX MATTERS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS
OFF-BALANCE SHEET TRANSACTIONS
CODE OF ETHICS
CONTRACTUAL OBLIGATIONS
NOTICES PURSUANT TO REGULATION BTR
NASDAQ CORPORATE GOVERNANCE
UNDERTAKING
CONSENT TO SERVICE OF PROCESS
EXHIBIT INDEX
SIGNATURES
EXHIBIT INDEX
Exhibit 1
Exhibit 2
Exhibit 3
Exhibit 4
Exhibit 5
Exhibit 6
Exhibit 7
Exhibit 8
Exhibit 9

EXPLANATORY NOTE
Westport Innovations Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this annual report, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this annual report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:
•	the future demand for Cummins Westport Inc. and Westport products;
•	the penetration of our existing markets and expansion of those markets;
•	our ability to successfully launch our high-pressure direct-injection technology commercially;
•	our ability to exploit and protect our intellectual property;
•	our capital expenditure programs;
•	the future desirability and use of natural gas as an alternative fuel;
•	commodity prices and the fuel price differential between natural gas and diesel;
•	ongoing relationships between us and our business partners;
•	our ability to continue to compete with our competitors and their technologies;
•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;
•	continuing growth in the transportation sector and in the natural gas engine market;
•	profit margins and production costs of engines incorporating our technologies;
•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;
•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;
•	increasingly stringent environmental regulation in the future;
•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain personnel;
•	demand for engines incorporating our technologies by the Ports of Los Angeles and Long Beach, California;
•	production capacity and methods for our liquefied natural gas system;
•	increasing commercialization of our technologies;
•	expansion of our product offerings;
•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;
•	our adoption, timing, and ability to meet certain accounting and regulatory standards;
•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels; and
•	our compliance with environmental regulations.
Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this annual report and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:
•	market acceptance of our products;
•	product development delays;
•	delays in contractual commitments;
•	changing environmental regulations;
•	the ability to attract and retain business partners;
•	future levels of government funding and incentives;
•	competition from other technologies;
•	the ability to provide the capital required for research, product development, operations and marketing; and
•	those risks discussed under the heading “Risk Factors” in the Annual Information Form (“AIF”) of the Company filed as Exhibit 1 to this annual report on Form 40-F.
You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 40-F, except as otherwise required by law.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 24 of the audited consolidated financial statements of the Company.
CURRENCY
Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange on March 31, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.26.
ANNUAL INFORMATION FORM
The Company’s AIF for the fiscal year ended March 31, 2009 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.
AUDITED ANNUAL FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the years ended March 31, 2009, 2008, and 2007 including the report of the independent auditor with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 24 to the Company’s audited consolidated financial statements.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.
TAX MATTERS
Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this annual report for the fiscal year ended March 31, 2009, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that the disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting and Auditor’s Attestation Report
This annual report on Form 40-F for the fiscal year ended March 31, 2009 does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
AUDIT COMMITTEE
Audit Committee
The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2). The Company’s Audit Committee is composed of Henry F. Bauermeister Jr., John A. Beaulieu, M.A. (Jill) Bodkin and Dezsö J. Horváth, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 1 to this annual report for details in connection with each of these members and their qualifications.
The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.
The Audit Committee meets with the CEO, the CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, the MD&A, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.
The full text of the Audit Committee Charter is disclosed in the Company’s AIF for the year ended March 31, 2009, attached hereto as Exhibit 1 and incorporated by reference in this annual report on Form 40-F. The Audit Committee Charter is also available on the Company’s website at www.westport.com.
Audit Committee Financial Expert
The Company’s Board of Directors has determined that Henry F. Bauermeister Jr. qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Rule 5605(a)(2)).

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
Information about the Company’s principal accounting fees and services can be found under “External Auditors’ Service Fees” of our AIF, which section is incorporated by reference in this annual report on Form 40-F.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS
The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee pre-approved certain services of up to $50,000 per engagement or $297,750 in the aggregate. The Chairman of the Audit Committee is permitted to pre-approve work undertaken by the Company’s external auditors between Audit Committee meetings.
OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.
CODE OF ETHICS
The Company has adopted a Code of Conduct (the “Code”) for all its directors, executive officers and employees. The Code is filed hereto as Exhibit 4 and is incorporated by reference in this annual report on Form 40-F. The Code is also available on the Company’s website at www.westport.com.
All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s web site, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.
There have been no waivers or implicit waivers to the Code during the fiscal year ended March 31, 2009. In July 2008, the Company amended its Code in connection with its listing on NASDAQ. Shareholders may submit a request online at the Company’s website www.westport.com for a free printed copy of the Company’s Code of Ethics.
CONTRACTUAL OBLIGATIONS
The following table lists as of March 31, 2009 information with respect to the Company’s known contractual obligations.

	Payments Due by Period
	(Figures are in Canadian Dollars)
		Less than 1			More than
Contractual Obligations	Total	Year	1-3 Years	4-5 years	5 years
Accounts payable and accrued liabilities	$14,359	$14,359	$—	$—	$—

Demand instalment loan (1)(2)	4,950	1,494	2,568	888	—

Short-term debt (3)	1,614	1,614	—	—	—

Subordinated debenture notes (4)	18,037	1,350	16,687	—	—

Capital (Finance) Lease Obligations	57	17	27	13	—

Operating Lease Obligations	5,795	1,734	2,594	1,402	65

Royalty payments (5)	28,189	1,350	2,700	2,700	21,439

Investment in joint venture (6)	5,273	5,273	—	—	—

Total	$78,274	$27,191	$24,576	$5,003	$21,504

(1)	Includes interest at the interest rate in effect on March 31, 2009.

(2)	Demand instalment loan is repayable over five years unless the bank demands early payment.

(3)	Short-term debt is repayable only based on the sale of certain product. The Company has assumed these sales will occur within a year.

(4)	Includes interest at 9% per annnum.

(5)
From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.35 million or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13.5 million in any aforementioned fiscal year, up to a maximum of $28.2 million. The Company has assumed the minimum required payments.

(6)	See Note 20 to our consolidated financial statements.
NOTICES PURSUANT TO REGULATION BTR
There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
NASDAQ CORPORATE GOVERNANCE
Our common shares are quoted for trading on the Nasdaq Global Market under the symbol WPRT. Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the Nasdaq corporate governance requirements if such issuer, amongst other requirements, makes appropriate disclosure in its annual report filed with the SEC relating to each requirement of Rule 5600 that it does not follow including a brief statement of the home country practice it follows in lieu of such Nasdaq corporate governance requirements.
A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Rule 5600 of the Nasdaq Rules is as follows:
Rule 5605(e)(1) requires that a listed company have director nominees selected or recommended by a majority of the company’s independent directors or by a nominations committee comprised solely of independent directors. The Company’s Nominating and Corporate Governance Committee Charter provides that a minimum of a majority of directors on the Nominating and Corporate Governance Committee shall be outside (non-management) and independent directors.
Rule 5620(c)(e) requires that each listed company provide for a quorum for any meeting of the holders of the company’s common stock that is not less than 33 1/3% of the listed company’s outstanding shares of common stock. The Company’s bylaws provide for a quorum of at least two persons present in person, being shareholders entitled to vole at the meeting, and representing in the aggregate not less than 5% of the outstanding shares of common stock entitled to vote at the meeting.
The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC’s staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on July 22, 2008, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.
EXHIBIT INDEX
The following exhibits have been filed as part of the Annual Report:

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended March 31, 2009

2.	Audited consolidated financial statements of the Company and notes thereto for the years ended March 31, 2009, 2008, and 2007 together with the report of the auditors thereon

3.	Management’s Discussion and Analysis

4.	Code of Conduct

Certifications

5.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

9.	Consent of KMPG LLP

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.
By:	/s/ David R. Demers
	Name:	David R. Demers
	Title:	Chief Executive Officer
Date: June 8, 2009

EXHIBIT INDEX

Exhibit	Description

Annual Information

1.	Annual Information Form of the Company for the year ended March 31, 2009

2.	Audited consolidated financial statements of the Company and notes thereto for the years ended March 31, 2009, 2008, and 2007 together with the report of the auditors thereon

3.	Management’s Discussion and Analysis

4.	Code of Conduct

Certifications

5.	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6.	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

7.	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8.	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

9.	Consent of KMPG LLP