Form 40-F
period 2010-03-31
WESTPORT INNOVATIONS INC
filed 2010-06-02
CIK 1370416

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

Commission file number: 001-34152

WESTPORT INNOVATIONS INC.

 (Exact Name of Registrant as Specified in its Charter)

Alberta	3537	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia, Canada V6P 6G2
(604) 718-2001
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3400	Copies to: Kenneth G. Sam Dorsey & Whitney LLP Republic Plaza Building, Suite 4700 370 Seventeenth Street Denver, Colorado 80202 (303) 629-3445
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As at March 31, 2010, 38,494,475 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.    ☐    Yes  82- ______   ☒    No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒    Yes   ☐    No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐    Yes  ☐    No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995.  When used in this annual report on Form 40-F, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements.  In particular, this annual report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

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

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this annual report on Form 40-F and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	those risks discussed under the heading "Risk Factors" in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F.

You should not rely on any forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 40-F, except as otherwise required by law.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the United States.  The Company prepares its consolidated financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles (“GAAP”), and the consolidated financial statements are subject to Canadian auditing and auditor independence standards.  The consolidated financial statements are not comparable to financial statements of United States companies.  Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 24 of the audited consolidated financial statements of the Company.

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange on March 31, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.0158.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended March 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended March 31, 2010, 2009, and 2008, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.  For a reconciliation of material measurement differences between Canadian GAAP and United States GAAP, see Note 24 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 31, 2010, included as Exhibit 99.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Changes in Internal Control Over Financial Reporting”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 31, 2010, included as Exhibit 99.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls - Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2).  The Company’s Audit Committee is composed of Henry F. Bauermeister Jr., John A. Beaulieu, M.A. (Jill) Bodkin and Dezsö J. Horváth, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate.  Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report for details in connection with each of these members and their qualifications.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the directors.

The Audit Committee meets with the CEO, CFO and the Company’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans.  The Audit Committee also recommends to the Board of Directors which independent registered public auditing firm should be appointed by the Company.  In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations, and undertakes other activities required by exchanges on which the Company’s securities are listed and by regulatory authorities to which the Company is held responsible.

The full text of the Audit Committee Charter is disclosed in the Company’s AIF, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F. The Audit Committee Charter is also available on the Company’s website at www.westport.com.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Henry F. Bauermeister Jr. qualifies as a financial expert (as defined in Item 407 of Regulation S-K under the Exchange Act) and is independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Rule 5605(a)(2)).

PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

Information about the Company’s principal accounting fees and services can be found under “External Auditors’ Service Fees” of our AIF, attached hereto as Exhibit 99.1, which is incorporated by reference in this annual report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements and approves all audit, audit-related services, tax services and other services provided by the Company’s external auditors. Any services provided by the Company’s external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee pre-approved certain services of up to $50,000 per engagement or $427,500 in the aggregate. The Chairman of the Audit Committee is permitted to pre-approve work undertaken by the Company’s external auditors between Audit Committee meetings.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Conduct (the “Code”) for all its directors, executive officers and employees.  The Code is available on the Company’s website at www.westport.com.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

Except for amendment to the Code made in February of 2010, there have been no amendments, waivers or implicit waivers to the Code during the fiscal year ended March 31, 2010.  Shareholders may submit a request online at the Company’s website www.westport.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended March 31, 2010, included as Exhibit 99.3 to this Annual Report, under the heading “Contractual Obligations and Commitments”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended March 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Rule 5615(e) requires that each listed company provide for a quorum for any meeting of the holders of the company’s common stock that is not less than 33⅓% of the listed company’s outstanding shares of common stock.  The Company’s bylaws provide for a quorum of at least two persons present in person, being shareholders entitled to vole at the meeting, and representing in the aggregate not less than 5% of the outstanding shares of common stock entitled to vote at the meeting.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

Exhibit	Description

Annual Information
99.1	Annual Information Form of the Company for the year ended March 31, 2010
99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended March 31, 2010, 2009, and 2008 together with the report of the auditors thereon
99.3	Management’s Discussion and Analysis for the year ended March 31, 2010

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KMPG LLP

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: June 2, 2010