Form 40-F
period 2011-12-31
WESTPORT INNOVATIONS INC
filed 2012-03-01
CIK 1370416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Nine months ended December 31, 2011

Commission file number: 001-34152

WESTPORT INNOVATIONS INC.

(Exact Name of Registrant as Specified in its charter)

Alberta	3537	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Suite 101, 1750 West 75th Avenue

Vancouver, British Columbia, Canada V6P 6G2

(604) 718-2001

(Address and telephone number of Registrant's principal executive offices)

Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California, 90071 (213) 680-8508	Copies to: Eva Davis Kirkland & Ellis LLP333 South Hope Street Los Angeles, California, 90071 (213) 680-8508
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒    Annual Information Form                             ☒    Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2011, 48,455,601 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this annual report on Form 40-F, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. In particular, this annual report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	the future demand for Cummins Westport Inc. (“CWI”), Company and Westport Light Duty Inc. (formerly Juniper Engines Inc.) (“WLD”), products;

•	the penetration of our existing markets and expansion of those markets;

•	our ability to successfully launch new technology in light-, medium-, and heavy-duty markets initiatives;

•	our ability to expand, exploit and protect our intellectual property;

•	our capital expenditure and engineering investment programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas, diesel and other petroleum-based products;

•	ongoing relationships between us and our business and joint venture partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;

•	increasingly stringent environmental and emissions regulations in the future;

•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain personnel;

•	production methods for our liquefied natural gas (“LNG”), compressed natural gas (“CNG”), and liquefied petroleum gas (“LPG”), systems;

•	increasing commercialization of our technologies;

•	expansion of our product offerings;

•	our adoption, timing and ability to meet certain accounting and regulatory standards;

•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our compliance with environmental regulations; and

•	our foreign subsidiaries’ past and potential future involvement with countries subject to Canadian and U.S. sanctions and embargoes.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this annual report on Form 40-F and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers ("OEMs"), with whom we partner;

•	future levels of government funding and incentives;

•	competition from incumbent or new technologies;

•	price differential between CNG, LNG and LPG relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refueling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	those risks discussed under the heading “Risk Factors” in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 40-F, except as otherwise required by law.

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange on December 31, 2011 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.0170.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the nine months ended December 31, 2011 and twelve months ended March 31, 2011 and 2010, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended December 31, 2011, included as Exhibit 99.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Changes in Internal Control Over Financial Reporting”.

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

See Audited consolidated financial statements of the Company and notes thereto for the nine months ended December 31, 2011 and twelve months ended March 31, 2011 and 2010 together with the report of the auditors thereon, included as Exhibit 99.2 to this Annual Report, under the heading “Report of Independent Registered Public Accounting Firm”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended December 31, 2011, included as Exhibit 99.3 to this Annual Report, under the heading “Disclosure Controls and Procedures and Internal Controls — Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2). The Company’s Audit Committee is composed of M.A. (Jill) Bodkin, John A. Beaulieu, Gottfried Muench and Dezsö J. Horváth, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report for details in connection with each of these members and their qualifications.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

Information about the Company’s principal accounting fees and services can be found under “External Auditors’ Service Fees” of our AIF, attached hereto as Exhibit 99.1, which is incorporated by reference in this annual report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee nominates and engages the independent auditors to audit the consolidated financial statements and approves all audit, audit-related services, tax services and other services provided by the Company's external auditors. Any services provided by the Company's external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The Audit Committee pre-approved certain services of up to $50,000 per engagement or $375,500 in the aggregate. The Chairman of the Audit Committee is permitted to pre-approve work undertaken by the Company's external auditors between Audit Committee meetings.

OFF-BALANCE SHEET TRANSACTIONS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF ETHICS

The Company has adopted a Code of Conduct (the "Code") for all its directors, executive officers and employees. The Code is available on the Company's website at www.westport.com.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company's website, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the nine months ended December 31, 2011. Shareholders may submit a request online at the Company's website www.westport.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

See Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended December 31, 2011, included as Exhibit 99.3 to this Annual Report, under the heading "Contractual Obligations and Commitments".

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the nine months ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Rule 5600 of the Nasdaq Rules is as follows:

Rule 5605(e)(1) requires that a listed company have director nominees selected or recommended by a majority of the company's independent directors or by a nominations committee comprised solely of independent directors. The Company's Nominating and Corporate Governance Committee Charter provides that a minimum of a majority of directors on the Nominating and Corporate Governance Committee shall be outside (non-management) and independent directors.

Rule 5615(e) requires that each listed company provide for a quorum for any meeting of the holders of the company's common stock that is not less than 33 1/3% of the listed company's outstanding shares of common stock. The Company's bylaws provide for a quorum of at least two persons present in person, being shareholders entitled to vole at the meeting, and representing in the aggregate not less than 5% of the outstanding shares of common stock entitled to vote at the meeting.

The foregoing is consistent with the laws, customs and practices in Canada and the rules of The Toronto Stock Exchange.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC's staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

WESTPORT INNOVATIONS INC.

By:	/s/ David R.Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: February 29, 2012

EXHIBIT INDEX

The following exhibits have been filed as part of this Annual Report:

Exhibit	Description
Annual Information

99.1	Annual Information Form of the Company for the nine months ended December 31, 2011

99.2	Audited consolidated financial statements of the Company and notes thereto for the nine months ended December 31, 2011 and twelve months ended March 31, 2011 and 2010 together with the report of the auditors thereon

99.3	Management's Discussion and Analysis for the nine months ended December 31, 2011

Certifications

99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of KPMG LLP