Form 40-F/A
period 2011-12-31
WESTPORT INNOVATIONS INC
filed 2012-09-25
CIK 1370416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

The purpose of Amendment No. 1 to Westport Innovations Inc.’s Annual Report on Form 40-F for the nine months ended December 31, 2011 (the “Form 40-F”) is to correct a date reference to Exhibit 99.3 - Disclosure Controls and Procedures and Internal Control Over Financial Reporting, page 13, to state December 31, 2011 to comply with General Instruction B(6)(b) and to furnish the interactive data files as required by Rule 405 of Regulation S-T.  Exhibit 101.1 attached to this Amendment No. 1 includes the following materials from our Form 40-F, which have been formatted in XBRL (eXtensible Business Reporting Language):

(i)	Consolidated balance sheets,
(ii)	Consolidated statement of operations,
(iii)	Consolidated statement of comprehensive (loss) income
(iv)	Consolidated statement of shareholders’ equity (deficit)
(v)	Consolidated statement of cash flows, and
(vi)	Notes to the consolidated financial statements.

Other than the changes described above, no other modifications or updates have been made to our Form 40-F.  In addition, this Amendment No. 1 does not reflect any subsequent events occurring after the February 29, 2012 original filing date of our Form 40-F.

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

•            the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

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

99.3	Management’s Discussion and Analysis for the nine months ended December 31, 2011

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP

Exhibits
101.1	XBRL Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: September 25, 2012