Form 40-F/A
period 2011-12-31
WESTPORT INNOVATIONS INC
filed 2012-10-29
CIK 1370416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 2)

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

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.         ☒   Yes                ☐   No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒   Yes           ☐  No

EXPLANATORY NOTE

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

The purpose of Amendment No. 2 to Registrant’s Annual Report on Form 40-F for the nine months ended December 31, 2011 (the “Form 40-F”) is to include a revised currently dated certifications by the principal executive officer and the principal financial officer of the Registrant.

Other than the change described above, no other modifications or updates have been made to our Amendment No.1 to Form 40-F/A.  In addition, this Amendment No. 2 does not reflect any subsequent events occurring after the February 29, 2012 original filing date of our Form 40-F.

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

Date: October 29, 2012