Form 40-F/A
period 2012-12-31
WESTPORT INNOVATIONS INC
filed 2013-06-03
CIK 1370416

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

Suite 101, 1750 West 75th Avenue

Vancouver, British Columbia, Canada V6P 6G2

(604) 718-2000

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System 111 Eighth Avenue New York, NY 10011 (212) 590-9070	Copies to: Eva Davis Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California, 90071 (213) 680-8508
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

This Amendment No. 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 originally filed on March 8, 2013 with the Securities and Exchange Commission (“SEC”) in the United States (the “Original Form 40-F”) is being filed (i) in response to comments the Company received from the SEC regarding the disclosure in the Company’s audited consolidated financial statements that were filed as Exhibit 99.2 and the Company’s Management’s Discussion and Analysis that was filed as Exhibit 99.3 to the Original Form 40-F, and (ii) to make conforming changes to Exhibits 99.2 and 99.3 from those in the Original Form 40-F based on comments the Company received from the British Columbia Securities Commission in respect of the Company’s preliminary short form base shelf prospectus.  In addition, the Company has corrected certain typographical errors in, and made certain other conforming changes to, the information that was in Exhibits 99.2 and 99.3 in the Original Form 40-F. This Amendment No. 1 does not impact reported amounts of revenues, net loss attributable to the Company, loss per share or net cash flows for the year ended December 31, 2012, the nine month period ended December 31, 2011 and the year ended March 31, 2011.

The Company has included in this Amendment No. 1: (i) amended audited consolidated financial statements of the Company and notes thereto for the year ended December 31, 2012, nine months ended December 31, 2011 and year ended March 31, 2011 as Exhibit 99.2; (ii) amended Management’s Discussion and Analysis for the twelve months ended December 31, 2012 as Exhibit 99.3; (iii) audited financial statements of Cummins Westport Inc. and notes thereto as at and for the years ended December 31, 2012 and December 31, 2011 and as at and for the years ended December 31, 2011 and December 31, 2010 as Exhibit 99.4; and (iv) new certifications of its Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 99.5, 99.6. 99.7 and 99.8. The impact that the amendments described above will have on the audited consolidated financial statements are discussed in note 2(a) to the amended audited consolidated financial statements of the Company.

Subsequent to the Original Form 40-F, Management has identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2012, which is that the Company did not employ accounting staff with an appropriate level of technical accounting knowledge, experience and training in the application of recognition, measurement and disclosure requirements of U.S. GAAP and experience with regulatory requirements. This control deficiency specifically resulted in the Company changing its determination of whether a primary beneficiary existed in connection with the application of Accounting Standards Update 2009-17, Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, (“ASU 2009-17”) for the Company’s interest in Cummins Westport Inc. As a result, it was determined in the preparation of the 2012 audited consolidated financial statements that no primary beneficiary existed and material adjustments were made to the consolidated financial statements as at December 31, 2011 and for the nine month period ended December 31, 2011 and the year ended March 31, 2011 to account for the interest under the equity method.

This control deficiency also resulted in reclassifications of foreign exchange loss (gain) to income from investment accounted for by the equity method for the nine month period ended December 31, 2011 and the year ended March 31, 2011 to ensure consistency to other presentations of CWI equity income in the filing, deferred income taxes from non-current to current for balances as at December 31, 2011 and within the segmented information note related to long-lived assets information allocated by geographic areas as at December 31, 2012 and December 31, 2011.  We have also adjusted the disclosure of consolidated pro forma revenue in the financial statement notes to remove CWI revenue for the nine month period ended December 31, 2011 and the year ended March 31, 2011.

As a result of the material weakness that has been determined to exist as described in Management’s Report on Internal Control over Financial Reporting, our CEO and CFO have concluded that our disclosure control and procedures were not effective as of December 31, 2012.  This control deficiency cannot be considered to be remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that the controls are operating effectively.  See Management’s Report on Internal Control over Financial Reporting in the MD&A in this Form 40-F/A (Amendment No. 1).

Except as set forth above, this Amendment No. 1 does not modify or update the disclosure in the Original Form 40-F and, therefore, it is not included herein.  Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F.  The Form 40-F/A does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, the Form 40-F/A should be read in conjunction with the Original Form 40-F.

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

AUDITED ANNUAL FINANCIAL STATEMENTS

The amended audited consolidated financial statements of the Company for the twelve months ended December 31, 2012, nine months ended December 31, 2011 and twelve months ended March 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s amended management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended December 31, 2012, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

See amended audited consolidated financial statements of the Company and notes thereto for the twelve months ended December 31, 2012, nine months ended December 31, 2011 and twelve months ended March 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report, under the heading “Report of Independent Registered Public Accounting Firm”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See amended Management’s Discussion and Analysis of Financial Condition and Results of Operations for the twelve months ended December 31, 2012, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1*	Annual Information Form of the Company for the twelve months ended December 31, 2012

99.2

Audited consolidated financial statements of the Company and notes thereto for the twelve months ended December 31, 2012, nine months ended December 31, 2011 and twelve months ended March 31, 2011 together with the report of the auditors thereon (as amended)

99.3	Management’s Discussion and Analysis for the twelve months ended December 31, 2012 (as amended)

99.4

Audited financial statements of Cummins Westport Inc. and notes thereto as at and for the years ended December 31, 2012 and December 31, 2011 and as at and for the years ended December 31, 2011 and December 31, 2010 together with the report of the auditors thereon

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9	Consent of KPMG LLP regarding the financial statements of the Company

99.10	Consent of KPMG LLP regarding the financial statements of Cummins Westport Inc.

Exhibits
101.1	XBRL Interactive Data File

*              Previously filed with our Annual Report on Form 40-F on March 8, 2013

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: May 31, 2013