Form 40-F
period 2013-12-31
WESTPORT INNOVATIONS INC
filed 2014-02-27
CIK 1370416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number: 001-34152

WESTPORT INNOVATIONS INC.

(Exact Name of Registrant as Specified in its charter)

Alberta	3537	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia, Canada V6P 6G2

(604) 718-2000

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System 111 Eighth Avenue New York, NY 10011 (212) 590-9070 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	Copies to: Gordon Caplan Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8266

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2013, 62,733,762 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this annual report on Form 40-F, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. In particular, this annual report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	the future demand for Cummins Westport Inc. (“CWI”) products and Company products;

•	increasing penetration within our existing markets and expansion of those markets geographically;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	the timing of and our ability to successfully launch new technology initiatives, including in light-, medium-, and heavy-duty markets;

•	our ability to exploit and protect our intellectual property;

•	our capital expenditure and investment programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas and diesel;

•	ongoing relationships between us and our business and partners and the results of our development programs with such partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasingly stringent environmental and emissions regulations in the future;

•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain employees;

•	demand for engines incorporating our technologies;

•	the timing of commissioning of liquefied natural gas (“LNG”) refueling stations;

•	production capacity methods for our methods for our LNG system;

•	increasing commercialization of our technologies;

•	expansion of our product offerings and markets;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our adoption, timing and ability to meet certain accounting standards;

•	the ability of our products to adapt to the use of biogas, renewable natural gas and manufactured fuels, including hydrogen, as fuels;

•	our compliance with environmental regulations; and

•	the alignment of our business segments.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this annual report on Form 40-F and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), LNG and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refueling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	unforeseen claims made against us;

•	exposure to factors beyond our control through our international business operations, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes and delays in the development of international markets for our products; and

•	those risks discussed under the heading “Risk Factors” in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to this annual report on Form 40-F.

You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report on Form 40-F, except as otherwise required by law.

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, based upon the closing rate of exchange on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.0636.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2013 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and December 31, 2012, and nine months ended December 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis (“MD&A”) is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

See audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2013 and December 31, 2012 and nine months ended December 31, 2011, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report, under the heading “Report of Independent Registered Public Accounting Firm”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2). The Company’s Audit Committee is composed of Douglas R. King, John A. Beaulieu, M.A. (Jill) Bodkin, Philip B. Hodge and Dr. Dezsö Horváth and, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report for details in connection with each of these members and their qualifications.

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

There have been no amendments, waivers or implicit waivers to the Code during the year ended December 31, 2013. Shareholders may submit a request online at the Company’s website www.westport.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, included as Exhibit 99.3 to this annual report, under the heading “Contractual Obligations and Commitments”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Rule 5600 of the Nasdaq Rules is as follows:

Rule 5620(c) requires that each listed company provide for a quorum for any meeting of the holders of the listed company’s common stock that is not less than 33 1/3% of the listed company’s outstanding shares of common stock entitled to vote. The Company’s bylaws provide for a quorum of at least two persons present in person and holding or representing by proxy not less than 25% of the shares entitled to vote at the meeting.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2013

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2013 and December 31, 2012 and nine months ended December 31, 2011 together with the report of the independent auditors thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2013

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9	Consent of KPMG LLP regarding the financial statements of the Company

Exhibits
101.1	XBRL Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: February 27, 2014

