Form 40-F/A
period 2013-12-31
WESTPORT INNOVATIONS INC
filed 2014-03-27
CIK 1370416

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

This Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 originally filed on February 27, 2014 with the Securities and Exchange Commission (“SEC”) in the United States (the “Original Form 40-F”) is being filed specifically to furnish the audited financial statements of Cummins Westport Inc. and notes thereto as at and for the years ended December 31, 2013 and December 31, 2012 together with the report of the independent auditors thereon.

Except as set forth above, this Amendment No. 1 does not modify or update the disclosure in the Original Form 40-F and, therefore, it is not included herein.  Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F.  This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

FORWARD-LOOKING STATEMENTS

This amended annual report on Form 40-F/A and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this amended annual report on Form 40-F/A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. In particular, this amended annual report on Form 40-F/A and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

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

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this amended annual report on Form 40-F/A and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:

•	market acceptance of our products;
•	product development delays and delays in contractual commitments;
•	changing environmental regulations;
•	the ability to attract and retain business partners;
•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;
•	future levels of government funding and incentives;
•	competition from other technologies;
•	price differential between compressed natural gas (“CNG”), LNG and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;
•	potential claims or disputes in respect of our intellectual property;
•	limitations in our ability to successfully integrate acquired businesses;
•	limitations in the development of natural gas refueling infrastructure;
•	the ability to provide the capital required for research, product development, operations and marketing;
•	unforeseen claims made against us;
•	exposure to factors beyond our control through our international business operations, such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes and delays in the development of international markets for our products; and
•	those risks discussed under the heading “Risk Factors” in the Annual Information Form (“AIF”) of the Company filed as Exhibit 99.1 to the Original Form 40-F.

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

CONSENT TO SERVICE OF PROCESS

The Company previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on July 22, 2008, with respect to the class of securities in relation to which the obligation to file this amended annual report on Form 40-F/A arises.

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2013

99.2*	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2013 and December 31, 2012 and nine months ended December 31, 2011 together with the report of the independent auditors thereon

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2013
99.4

Audited financial statements of Cummins Westport Inc. and notes thereto as at and for the years ended December 31, 2013 and December 31, 2012 together with the report of the independent auditors thereon

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9*	Consent of KPMG LLP regarding the financial statements of the Company

99.10	Consent of KPMG LLP regarding the financial statements of Cummins Westport Inc.
Exhibits
101.1*	XBRL Interactive Data File

*	Previously filed with our Annual Report on Form 40-F as filed with the Securities and Exchange Commission on February 27, 2014

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: March 27, 2014