Form 40-F
period 2014-12-31
WESTPORT INNOVATIONS INC
filed 2015-03-09
CIK 1370416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2014, 63,480,722 common shares of the Registrant were issued and outstanding.

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

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, based upon the closing rate of exchange on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.1601.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2014 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2014, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

See audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014, 2013 and 2012, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2 to this annual report, under the heading “Report of Independent Registered Public Accounting Firm”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, included as Exhibit 99.3 to this annual report, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2). The Company’s Audit Committee is composed of Douglas R. King, Brenda J. Eprile, M.A. (Jill) Bodkin, and Dr. Dezsö Horváth and, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report for details in connection with each of these members and their qualifications.

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

There have been no amendments, waivers or implicit waivers to the Code during the year ended December 31, 2014. Shareholders may submit a request online at the Company’s website www.westport.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014, included as Exhibit 99.3 to this annual report, under the heading “Contractual Obligations and Commitments”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Rule 5605(d)(1)(D) requires that each listed company adopt a formal written compensation committee charter that specifies, among other things, the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3). The Company’s Human Resources and Compensation Committee Charter does not specify the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3).

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2014

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014, 2013 and 2012 together with the report of the independent auditors thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014

Certifications
99.5	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.9	Consent of KPMG LLP regarding the financial statements of the Company

99.10	Consent of Deloitte LLP regarding the financial statements of the Company

Exhibits
101.1	XBRL Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: March 9, 2015

