Form 40-F/A
period 2014-12-31
WESTPORT INNOVATIONS INC
filed 2015-07-23
CIK 1370416

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

Suite 101, 1750 West 75th Avenue

Vancouver, British Columbia, Canada V6P 6G2

(604) 718-2000

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System	Copies to:
111 Eighth Avenue	Gordon Caplan
New York, NY 10011	Willkie Farr & Gallagher LLP
(212) 590-9070	787 Seventh Avenue
(Name, address (including zip code) and telephone number	New York, New York 10019
(including	(212) 728-8266
area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

This Amendment No. 1 on Form 40-F (“Amendment No. 1”) amends the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 9, 2015 (the “Original Form 40-F”). The only amendments to the Original Form 40-F are as follows: (i) Exhibit 99.2 (Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014, 2013 and 2012 together with the Report of Independent Registered Public Accounting Firm thereon) is being filed solely to include an amended Report of Independent Registered Public Accounting Firm with respect to the Company’s internal control over financial reporting; and (ii) Exhibit 99.3 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014) is being filed solely to include amended disclosure relating to management’s identification of a material weakness in the Company’s internal control over financial reporting as of December 31, 2014. This Amendment No. 1 does not amend the audited consolidated financial statements of the Company and the notes thereto for the years ended December 31, 2014, 2013 and 2012.

Other than as discussed above, all information in the Original Form 40-F is unchanged and is not reproduced in this Amendment No. 1.  Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F.  This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2014

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014, 2013 and 2012 together with the Reports of Independent Registered Public Accounting Firm thereon (as amended)

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014 (as amended)

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP

99.9	Consent of Deloitte LLP

Exhibits
101.1*	XBRL Interactive Data File

*              Previously filed with our Annual Report on Form 40-F on March 9, 2015

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: July 23, 2015