Form 40-F/A
period 2014-12-31
WESTPORT INNOVATIONS INC
filed 2015-10-16
CIK 1370416

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

(604) 718-2000

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System
111 Eighth Avenue	Copies to:
New York, NY 10011	Gordon Caplan
(212) 590-9070	Willkie Farr & Gallagher LLP
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)	787 Seventh Avenue New York, New York 10019 (212) 728-8266

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  N/A

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

This Amendment No. 2 on Form 40-F (“Amendment No. 2”) amends the Company’s Annual Report on Form 40-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on March 9, 2015 (the “Original Form 40-F”), and the Company's Amended Annual Report on Form 40-F/A filed on July 23, 2015 ("Amendment No.1"). This Amendment No. 2 amends the Report of Independent Registered Public Accounting Firm on the internal control over financial reporting of the Company which is included in Amendment No.1. This Amendment No.2 is being filed to amend the Report of Independent Registered Public Accounting Firm on the Company's internal control over financial reporting to clarify the reference relating to the audit report on the Company's 2014 audited consolidated financial statements. This Amendment No.2 is also being filed to recast Note 23 "Segment Information" to our 2014 audited consolidated financial statements to reflect the change in operating segments made by the Company in the first quarter of 2015. Comparable prior period information has been recast to reflect our revised segment presentation. The related sections in Management’s Discussion and Analysis have also been updated to reflect the revised segment reporting.

Other than as discussed above, all information in the Original From 40-F as amended by Amendment No.1 is unchanged and is not reproduced in this Amendment No. 2.  This Amendment No. 2 does not reflect events occurring after the date of the Original Audited Annual Financial Statements and Amendment No. 1 nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 2 should be read in conjunction with the Original Form 40-F as amended by Amendment No. 1.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2014 (as amended)

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2014, 2013 and 2012 together with the Reports of Independent Registered Public Accounting Firm thereon (as amended)

99.3	Management’s Discussion and Analysis for the year ended December 31, 2014 (as amended)

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP

99.9	Consent of Deloitte LLP

Exhibits
101.1	XBRL Interactive Data File (as amended)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name:	David R. Demers
Title:	Chief Executive Officer

Date: October 15, 2015