Form 40-F/A
period 2015-12-31
WESTPORT FUEL SYSTEMS INC.
filed 2016-11-15
CIK 1370416

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

WESTPORT FUEL SYSTEMS INC.
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

Westport Fuel Systems Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 on Form 40-F (“Amendment No. 1”) to its Annual Report on Form 40-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 29, 2016 (the “Original Form 40-F”) because the Company inadvertently omitted management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures from Exhibit 99.3 (Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015) to the Original Form 40-F. Consequently, the only amendment to the Original Form 40-F is to refile an amended Exhibit 99.3 to include a statement regarding management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures under the heading “Evaluation of Disclosure Controls and Procedures.”

Other than as described above, all information in the Original Form 40-F is unchanged and is not reproduced in this Amendment No. 1.  Except as may be specifically indicated herein, the Original Form 40-F continues to describe conditions as of the date of the Original Form 40-F and the Company has not modified or updated other disclosures presented in the Original Form 40-F.  This Amendment No. 1 does not reflect events occurring after the date of the Original Form 40-F nor does it modify or update disclosures affected by subsequent events.  Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 40-F.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1 *	Annual Information Form of the Company for the year ended December 31, 2015

99.2 *	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2015, 2014 and 2013 together with the reports of the independent auditors thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2015 (as amended)

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6 *	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7 *	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8 *	Consent of KPMG LLP regarding the financial statements of the Company

99.9 *	Consent of Deloitte LLP regarding the financial statements of the Company

Exhibits
101.1*	XBRL Interactive Data File

*              Previously filed with our Annual Report on Form 40-F on March 29, 2016

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT INNOVATIONS INC.

By:	/s/ Nancy Gougarty
Name:	Nancy Gougarty
Title:	Chief Executive Officer

Date: November 14, 2016