Form 40-F
period 2016-12-31
WESTPORT FUEL SYSTEMS INC.
filed 2017-03-31
CIK 1370416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2016, 110,109,092 common shares of the Registrant were issued and outstanding.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995. When used in this annual report on Form 40-F, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. In particular, this annual report on Form 40-F and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	our liquidity and going concern discussed in the audited consolidated financial statements of the Company filed as Exhibit 99.2 to this annual report on Form 40-F;

•	the future demand for Cummins Westport Inc. (“CWI”) products and Company products;

•	increasing penetration within our existing markets and expansion of those markets geographically;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	the timing of and our ability to successfully launch new technology and market initiatives, including in light-, medium-, and heavy-duty markets;

•	our ability to exploit and protect our intellectual property;

•	our capital expenditure and investment programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas and diesel;

•	ongoing relationships between us and our business and partners and the results of our development programs with such partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to competing technologies;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasingly stringent environmental and emissions regulations in the future;

•	ongoing availability of government funding and incentives for our technology;

•	our ability to attract and retain employees;

•	demand for engines incorporating our technologies;

•	the timing of commissioning of liquefied natural gas (“LNG”) refueling stations;

•	production capacity methods for our methods for our LNG system;

•	expansion of our product offerings and markets;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our adoption, timing and ability to meet certain accounting standards;

•	the ability of our products to adapt to the use of biogas, renewable natural gas and manufactured fuels, including hydrogen, as fuels;

•	our compliance with environmental regulations; and

•	the alignment of our business segments.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this annual report on Form 40-F and in the documents incorporated by reference herein and other unforeseen risks, including, without limitation:

•	risks related to our liquidity and going concern discussed in the audited consolidated financial statements of the Company filed as Exhibit 99.2 to this annual report on Form 40-F

•	risks related to our Financing agreement with Cartesian Capital Group, including, but not limited to: failure to realize the anticipated benefits of the agreement;

•	market acceptance of our products;

•	product development delays and delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	the success of our business partners and original equipment manufacturers (“OEMs”), with whom we partner;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	price differential between compressed natural gas (“CNG”), LNG and liquefied petroleum gas (“LPG”) relative to petroleum-based fuels;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	limitations in our ability to successfully integrate acquired businesses;

•	limitations in the development of natural gas refueling infrastructure;

•	the ability to provide the capital required for research, product development, operations and marketing;

•	unforeseen claims made against us;

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

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, based upon the closing rate of exchange on December 31, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$1.35.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2016 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2016, 2015 and 2014, including the reports of the independent registered public accounting firms with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016, included as Exhibit 99.3 to this annual report on Form 40-F, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016, included as Exhibit 99.3 to this annual report on Form 40-F, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

See the audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2016, 2015 and 2014, including the reports of the independent auditors with respect thereto, filed as Exhibit 99.2 to this annual report on Form 40-F, under the heading “Report of Independent Registered Public Accounting Firm”.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016, included as Exhibit 99.3 to this annual report on Form 40-F, under the heading “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting — Changes in Internal Control Over Financial Reporting”.

AUDIT COMMITTEE

Audit Committee

The Company has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and Nasdaq Rule 5605(c)(2). The Company’s Audit Committee is composed of Brenda J. Eprile, Colin S. Johnston, Anthony Harris and Scott Mackie and, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and are financially literate. Please refer to the Company’s AIF attached as Exhibit 99.1 to this annual report on Form 40-F for details in connection with each of these members and their qualifications.

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

The full text of the Audit Committee Charter is disclosed in the Company’s AIF, attached hereto as Exhibit 99.1, and is incorporated by reference in this annual report on Form 40-F. The Audit Committee Charter is also available on the Company’s website at www.wfsinc.com.

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

CODE OF ETHICS

The Company has adopted a Code of Conduct (the “Code”) for all its directors, executive officers and employees. The Code is available on the Company’s website at www.wfsinc.com.

All amendments to the Code, and all waivers of the Code with respect to any of the officers covered by it, will be posted on the Company’s website, furnished to the SEC under a Current Report on Form 6-K, and provided in print to any shareholder who requests them.

There have been no amendments, waivers or implicit waivers to the Code during the year ended December 31, 2016. Shareholders may submit a request online at the Company’s website www.wfsinc.com for a free printed copy of the Code.

CONTRACTUAL OBLIGATIONS

See Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016, included as Exhibit 99.3 to this annual report on Form 40-F, under the heading “Contractual Obligations and Commitments”.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

Exhibit	Description

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Audited consolidated financial statements of the Company and notes thereto for the years ended December 31, 2016, 2015 and 2014 together with the reports of the independent auditors thereon

99.3	Management’s Discussion and Analysis for the year ended December 31, 2016

Certifications
99.4	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of KPMG LLP

99.9	Consent of Deloitte LLP

Exhibits
101.1	XBRL Interactive Data File

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Nancy Gougarty
Name:	Nancy Gougarty
Title:	Chief Executive Officer

Date: March 31, 2017