Form 20-F
period 2025-12-31
WESTPORT FUEL SYSTEMS INC.
filed 2026-04-23
CIK 1370416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 20-F
___________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 31, 2023 to December 31, 2025
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report December 31, 2025
Commission file number 001-34152
___________________________
WESTPORT FUEL SYSTEMS INC.
___________________________
(Exact name of registrant as specified in its charter)
Not applicable
(Translation of Registrant's name into English)
Alberta, Canada
(Jurisdiction of incorporation or organization)
1691 West 75th Avenue, V6P 6P2,
Vancouver, Canada
(Address of principal executive offices)
Daniel Sceli, (1) (604) 718-2046, invest@westport.com,
1691 West 75th Avenue, V6P 6P2,Vancouver, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	WPRT	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
17,375,213 Common shares, no par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
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
☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☐ Item 18
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively referred to as, “forward-looking statements”). When used, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this annual report contains forward-looking statements which include, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to several uncertainties and risks, including the risks described in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•supply of, demand for and price of lower/zero emission propulsion systems for transportation;
•actions of government and governmental authorities, including, without limitation, the imposition of tariffs, implementation of emission and fuel consumption standards, the implementation of policies or other measures that promote the supply of and demand for liquified natural gas, renewable natural gas and hydrogen;
•conditions in the hydrogen and other industries, including fluctuations in the supply, demand and price for hydrogen, including demand for hydrogen in transportation and the implementation of hydrogen fueling infrastructure;
•market acceptance of our products;
•the ability to raise additional capital or earn enough revenue to fund operations as a going concern;
•product development delays and delays in contractual commitments;
•changing environmental legislation and regulations;
•the ability to attract and retain business partners;
•the success of our joint ventures;
•the success of our business partners and original equipment manufacturers (“OEMs”) with whom we partner;
•future levels of government funding and incentives;
•competition from other technologies;
•price differential between compressed natural gas, liquid natural gas, liquid petroleum gas and hydrogen relative to petroleum-based fuels;
•limitations on our ability to protect our intellectual property;
•various events that could disrupt operations, including cybersecurity attacks;
•potential claims or disputes in respect of our intellectual property;
•limitations in our ability to successfully integrate acquired businesses;
•limitations in the development of natural gas and hydrogen refueling infrastructure;
•the ability to provide and access the capital required for research, product development, operations and marketing;
•there could be unforeseen claims made against us;
•our international business operations could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, including without limitation, those relating to the regulation of rates, tariffs, import/exports, taxes, wages, labour and immigration, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;
•volatility in the price of our Common Shares on the TSX and Nasdaq;
•other risks relating to our Common Shares and debt securities;
•the consequences to U.S. investors if we are treated as a passive foreign investment company;
•the risks of operating in China;
•risk of conflict related to our directors and officers who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as us; and
•those other risks discussed in Item 3D “Key Information – Risk Factors” as well as in other portions of this annual report.

Readers are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis and opinions of our management at the time they were provided or made, in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein are presented for the purposes of assisting readers in understanding our expected financial and operating performance and our plans and objectives and may not be appropriate for other purposes.

Any forward-looking statement is made only as of this annual report, unless otherwise indicated, and represent the views and expectations of our management. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable law.

Part I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2. Offer Statistics and Expected Timetable
Not applicable.

Item 3. Key Information
A. [Reserved]
B. Capitalization and indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on the SEDAR+ website and filed with the U.S. Securities and Exchange Commission ("SEC") on EDGAR. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.
Risks Related to our Business and the Automotive Industry
Our products face, and will continue to face, significant competition from competing alternative powertrain technologies, including from incumbent technologies, improvements to current powertrain technologies, and new alternative powertrain technologies (such as fuel cell and battery electric technologies). As the market for our products continues to grow, this competition may increase. New developments in technology may negatively affect the development or sale of some or all our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.
Competition for our products may come from a wide range of established and emerging powertrain and fuel system technologies. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas and hydrogen engine programs and could develop new engines without our help or components, using other technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, biodiesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our target markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
The market for vehicles with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.
Vehicles with our alternative fuel systems represent an emerging market, and we do not know the extent to which end-users will ultimately want to use them or to pay for any initial incremental purchase price over and above a competing technology or a technology that may have a preferential advantage due to government incentives. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refueling infrastructure necessary for our systems; changes to regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the investments we will have made in the development of our products and may never achieve profitability.
Our technologies have been commercialized in heavy-duty trucks, medium-duty vehicles, and construction, bus, rail, forklift and passenger car applications. However, we do not know whether we will successfully grow these market offerings as required to realize a long-term sustainable business where higher volumes are important drivers to bring costs in line with customer expectations.
Management identifies a material uncertainty regarding our ability to continue as a going concern

Management continues to identify a material uncertainty that raises substantial doubt about the Company's ability to continue as a going concern. Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, we anticipate that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this annual report.
We may need to raise additional funding in order to continue as a going concern and we cannot provide any assurance that it will be successful in doing so. If we are unable to improve its liquidity position when required, we may not be able to continue as a going concern.
Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas and hydrogen must be carried on board in liquefied or compressed form and refueling infrastructure is not as well developed as gasoline and diesel fuel infrastructure in many jurisdictions. Although alternative refueling infrastructure is expanding, there can be no assurance of the successful expansion of the availability of such infrastructure to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles with our technology is unlikely to develop.
The acceptance of low carbon fueled engines may depend in large part on the price differential between low carbon fuels and diesel after incentives. Current oil price volatility and natural gas price volatility may change what has, at certain times and in certain markets, been a price advantage for natural gas, including Renewable Natural Gas (RNG), and biogas. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies and geopolitical pressures. There can be no assurance that natural gas, RNG, or biogas will consistently remain less expensive than diesel and gasoline fuels in all geographies. This may impact upon potential customers' decisions to adopt gaseous fuels as a transportation energy solution in the short term.
While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there are indications this may change regarding fossil natural gas, where some jurisdictions are keen to move to incentive for only carbon neutral or carbon free fuels. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulfur diesel fuel. There can be no assurance that these policies, mandates, and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued, if current requirements are relaxed, or if other regulations (for example those related to zero carbon) are implemented that may impact our business.
Failure of our products to perform as expected could negatively impact our ability to develop, market and sell our products.
If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products could be impaired. While we attempt to address any identified product issues as effectively and rapidly as possible, any lack of timeliness may impede production or not satisfy our customers.

While we have performed extensive quality control on our products, we cannot provide assurance that we will be able to detect and fix all defects in our products prior to their sale to or installation for customers.
Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We will need to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.
The design and manufacture of powertrain technologies is a capital-intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. Until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We may need sufficient capital to fund our ongoing operations, and continue research and development "R&D" projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.
We are dependent on relationships with our suppliers.
While we have a diverse supply base with various manufacturers, certain suppliers provide components or materials that are critical to our products, and we are dependent on their ability to source materials, manage their capacity, workforce, and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For several reasons, including but not limited to shortages of parts, labor disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner on terms acceptable to us or at all, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that are in global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We conduct business in foreign markets that carry risk.
We conduct a substantial portion of our business in foreign markets that may carry risks relating to: political and economic uncertainty, including those related to nationalization, war, civil unrest, insurrection, acts of terrorism, and other political risk; corruption risks; high inflation; trade, customs and tax risks; currency exchange rates; limitations on the repatriation of funds; competition to attract and retain qualified employees; risks of pandemics or other outbreaks of illness, disease or virus; expropriation of property and equipment; and other risks associated with conducting business internationally, including other actions by governments that may adversely affect our operations. Expansion of our business internationally to where gaseous fuel systems are opening due to favorable climate change-related regulation is an important element of our long-term strategy. Consequently, our exposure to the risks described above may be greater in the future and the potential risks to us will vary from country to country and are unpredictable. The occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, we cannot provide assurance that future developments, including changes in government, civil unrest, changes in laws or other disturbances, would not have an adverse impact on our ongoing operations, and thus not have an adverse impact on our operational and financial results.
Our ability to achieve our objectives with respect to our Cespira joint venture may be impacted by its operations and our relationship with the joint venture partner.
We conduct certain of our operations through our Cespira joint venture under contractual arrangements pursuant to which we share ownership and certain management and governance responsibilities with our joint venture partner, Volvo Group. As a result, our ability to realize the anticipated benefits of our investment in Cespira depends in significant part on Cespira's operational performance, its ability to expand commercialization of its products, secure additional customers, achieve anticipated production volumes, and the actions and strategic priorities of our joint venture partner.
From an operational and governance perspective, joint venture arrangements also involve inherent risks. Our joint venture partner's strategic objectives may differ to ours, and disagreements could result in delays or limitations in decision making, including with respect to business strategy, capital allocation, or operational matters. In addition, our ability to implement our operational policies and internal controls within the joint venture may be limited. As a result, we may face increased risks related to adherence to laws and regulations, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and U.S. Foreign Corrupt Practices Act ("FCPA"). The occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on several of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for several reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, the failure to maintain and service the test prototypes properly, or changes in macroeconomic or market conditions. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, hydrogen and products that use these gases. Natural gas and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, hydrogen, and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Our operations, including our R&D and manufacturing processes, are subject to all the risks and hazards inherent to natural gas and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event we could incur significant costs that could have a material adverse effect upon its financial condition.

We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing, and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, our employees must be highly skilled and have a sound understanding of our industry, business, or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
Warranty claims could be higher than forecasted.
There may be a risk that the warranty accrual included in our cost of revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, because of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could have an adverse impact on our finances and on existing or future sales.
We may have difficulty responding to significant demand growth for our products.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from our joint venture, investments, or acquisitions.
Our current joint venture, and any future joint venture, investment, or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. We have historically and may, in the future, seek to expand our business through acquisitions, investments and/or joint ventures. Any such transactions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions, specifically, involve a number of risks including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars, Euros and Renminbi. Foreign exchange gains and losses are included in the results of operations. Following the divestiture of our Light-Duty segment, which generated the majority of our Euro denominated revenues, our revenue from continuing operations is denominated in a combination of U.S. dollars, Canadian dollars, Euros, and Renminbi. A decline in the U.S dollar, Euro or Renminbi relative to the Canadian dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.
We are at risk of cyber based attacks.
Our information technology systems serve an important role in the operation of our business. We rely on various technologies to operate our production facilities, interact with customers, vendors, and employees and to report on our business. Interruption, failure or unsuccessful implementation and integration of our information technology systems could result in material and adverse impacts on our financial condition, operations, sales, and reputation and could also result in damage to our operations. Our information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Subsequent to the fiscal year ended 2025, during the first quarter of 2026, we experienced a ransomware incident involving unauthorized access to certain information systems and certain customer and personal data. While remediation actions are ongoing and, as of the date of this Form 20-F, we do not believe the incident has had a material impact on us, including our operations, business strategy, results of operations, or financial condition, we may incur further costs and liabilities arising from this incident. Any future cybersecurity incident, including a recurrence, could result in operational disruptions, remediation costs, legal claims, regulatory investigations or enforcement actions, reputational harm, and adverse effects on our business, operations, financial condition, results of operations and cash flows. Although to date we have not experienced any material losses relating to cyber risks, there can be no assurance that we will not incur such losses in the future. Our Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage, or unauthorized access. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Legal, Regulatory and Other Related Risks
Risks with anti-corruption laws could have a material adverse effect on our reputation and results of operations.
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act (the "CFPOA") and the U.S. FCPA, as well as similar laws in the countries in which we conduct business. In recent years, the U.S. Department of Justice, the SEC, and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases for non-compliance, many resulting in very large fines, penalties and deferred criminal prosecutions. A company may be liable for violations by its employees, contractors, and third-party agents. Our Code of Conduct, Anti-Bribery and Corruption policies and programs mandate compliance with anti-bribery and corruption laws. Notwithstanding these policies and programs, there can be no assurance that all employees and third-party intermediaries working on our behalf will comply with anti-bribery and corruption laws, which would result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.
We could become involved in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.
From time to time, we may be involved in proceedings or disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on the financial condition, cash flow and results of our operations. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, joint venture parties, intellectual property matters, tax matters and employment matters. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and could have a material adverse effect on our assets, liabilities, business, financial condition and results of operations. Even if we prevail in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse effect on our financial condition.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology. If we do not adequately ensure our ability to use certain technology, we may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties' own intellectual property rights are necessary to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
Claims may be made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any claims, as our business grows, parties may attempt to take advantage of that growth and assert claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtaining a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
We are currently engaged in material intellectual property litigation against others who we believe are infringing on our rights. In addition, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. Our involvement in intellectual property litigation or disputes could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit, or such litigation or disputes are resolved in our favor. Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
Economic sanctions may impact the business of certain of our foreign subsidiaries and our joint venture.
Some of our foreign subsidiaries, our joint venture, or future acquisitions may sell products to customers in countries whose companies, governments, and people may be subject to sanctions, tariffs, and embargoes imposed by, including but not limited to, the U.S., Canadian, and European Union governments. Although these sanctions, tariffs, and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are US, Canadian, and European citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S., Canadian or European persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.

We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other greenhouse gases (GHG). Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, including those related to climate change, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines, penalties, compliance orders, injunctions, civil liability, or criminal sanctions, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
Failure to comply with privacy laws to which we are subject could harm us.
Our privacy policy is posted on our website, and any failure by us to comply with it or with privacy, data protection or security laws or regulations to which we are subject, that relate to the collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application.
Additional or higher tariffs may impact the demand for our products.
Increases in trade conflicts and protectionism, as well as political developments, could result in increased and additional implementation of tariffs. This may cause volatility in the demand and pricing of our products in the markets we serve, with concerns over supply chain disruptions leading to fluctuations in purchasing patterns. Additionally, ongoing changes and uncertainty in trade policies have contributed to volatility in the U.S. dollar exchange rate, which in turn impacts our sales and cost structure by influencing raw material costs, pricing competitiveness, and cross-border trade dynamics. To the extent such U.S. tariffs have and may continue to lead to retaliatory tariffs on imports of United States products, or otherwise cause an increase in the prices of the inputs we use in our operations or diminished availability of such inputs, our ability to maintain our current cost structure or level of operations may be materially and adversely affected. In addition, general or specific tariffs having an adverse effect on our customers may significantly reduce the demand for our products. Any of these risks may result in, among other things, us experiencing reduced production levels, higher costs and lower operating margins, any of which could have a material and adverse effect on our financial position, results of operations and liquidity. If these or any other of the risks contemplated by this Form 20-F manifest themselves in a manner that has a disproportionate effect on our operations, our financial condition and results of operations may be materially and adversely affected.
Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations; new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of our Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities.

There can be no assurance that the current trading price will be maintained, and it is possible that our Common Share price could drop significantly. In addition, future sales of substantial amounts of our Common Shares, or securities convertible into or exchangeable for shares of our Common Shares, into the public market, or the perception that those sales could occur, could negatively affect the market price of our Common Shares and our ability to raise capital in the future. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing holders of such securities. Holders of our Common Shares are not entitled to pre-emptive rights or other protections against dilution.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. If we become involved in significant litigation, investigations or reviews by regulatory bodies or other proceedings in the future, it could result in substantial costs and diversion of management’s attention and resources and could adversely affect our financial condition, business, and prospects. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and do not anticipate paying any cash dividends on our Common Shares in the near future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our loan agreement restricts our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a passive foreign investment company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.
A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the value of our assets, including goodwill, and the composition of our income, assets and operations for the taxable year ended December 31, 2025, we do not believe that we were a PFIC for U.S. federal income tax purposes for that taxable year. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and operations in those years. The application of the PFIC rules is subject to uncertainty in several respects, and determinations of value are inherently factual and subject to different interpretations. Changes in the composition of our income or assets, the market value of our Common Shares, and the market value of our assets may cause us to become a PFIC. Accordingly, there can be no assurance that we were not a PFIC for any previous taxable year (including our taxable year ended December 31, 2025) or that we will not be a PFIC for the current taxable year or any future taxable year. Moreover, if we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — U.S. Federal Income Tax Considerations --Definition of a U.S. Holder”) holds our Common Shares, such U.S. Holder may be subject to adverse tax consequences. Each prospective investor is strongly urged to consult its tax advisors regarding the application of these rules to such investor's particular circumstances. See “Taxation — U.S. Federal Income Tax Considerations”.
If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person will be treated as a “United States shareholder” with respect to each controlled foreign corporation

(“CFC”) in our group (if any). Because our group includes one or more United States subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs for taxable years beginning before January 1, 2026, regardless of whether or not we are treated as a CFC. However, for taxable years beginning after December 31, 2025, as a result of certain changes enacted by the One Big Beautiful Bill Act of 2025, our non-U.S. subsidiaries generally will not be treated as CFCs, and no U.S. Holder will be treated as a United States shareholder with respect to such non-U.S. subsidiaries, solely by reason of the inclusion of one or more U.S. subsidiaries in our group. A United States shareholder of a CFC generally will be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income” (or “global intangible low taxed income” for taxable years beginning before January 1, 2026 and investments in U.S. property by the CFC, whether or not we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a corporation. A failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to a United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. Furthermore, we cannot provide any assurances that we will have sufficient information to assist investors in determining whether we or any of our subsidiaries are treated as a CFC or whether such investor is treated as a United States shareholder with respect to any such CFCs. We also cannot guarantee that we will be in a position to furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax payment obligations. U.S. investors should consult their own advisors regarding the potential application of these rules to an investment in our Common Shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations. We file our annual report with the SEC on Form 20-F, which differs in certain respects from the reports that U.S. domestic issuers file on Forms 10-K, 10-Q, and 8-K. We are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K and instead furnish certain interim reports and press releases to the SEC on Form 6-K. In addition, as a Canadian foreign private issuer, our officers, directors, and principal shareholders are subject to different insider reporting requirements and reporting timeframes than those applicable to officers, directors and principal shareholders of U.S. domestic issuers. Consequently, information regarding purchases or sales of our common shares by such persons may not be available to shareholders on the same basis or within the same timeframes as would be the case for a U.S. domestic issuer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act and Regulation FD. In addition, subject to the applicable rules of our listing exchange, we may follow certain home-country corporate governance practices in lieu of the requirements of U.S. securities exchanges. As a result of these differences, you may receive less or different information about us and at different times than you would receive from a U.S. domestic issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
To maintain our status as a foreign private issuer, a majority of our Common Shares must be owned of record by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to file on Form 20-F. If we are not a foreign private issuer, we would not be eligible to use Form 20-F and would instead be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K with the SEC, which impose more detailed and extensive disclosure obligations than those applicable to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the Nasdaq Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Form 20-F, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this Form 20-F or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this Form 20-F based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Form 20-F. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Form 20-F to enforce liabilities based solely upon U.S. federal or state securities laws.
Item 4. Information on the Company
A. History and Development of the Company
We (“Westport”) were founded and incorporated under the name Westport Innovations Inc. on March 20, 1995 pursuant to the Business Corporation Act (Alberta). During 2016 we changed our name from Westport Innovations Inc. to Westport Fuel Systems Inc. following the merger with Fuel Systems Solutions Inc. on June 1, 2016. Our shares are listed on TSX (WPRT) and Nasdaq (WPRT). Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2, and our telephone number is (604) 718-2046. Our registered office is 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. Our website address is www.westport.com. The information contained on, or accessible through, our website is not incorporated by reference into this annual report. The SEC maintains a website that contains reports and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is https://www.sec.gov. CT Corporation Systems act as our agent in the United States, their address is 28 Liberty Street, New York, NY 10005.

Corporate History

•On July 21, 2008, we amended our articles to provide for the consolidation of our common shares on a three and one-half-to-one (3.5:1) basis. Trading in our common shares commenced on a post-consolidation basis on the Toronto Stock Exchange on July 24, 2008. No fractional common shares were issued in connection with the consolidation, and all such fractional interests were rounded down to the nearest whole number of common shares.
•On June 1, 2016, we announced the completion of the merger with Fuel Systems Solutions Inc. Fuel Systems Solutions Inc. shareholders received 2.4755 Westport Innovation Inc. common shares for each share of Fuel Systems Solutions Inc. common stock owned.
•On July 5, 2024, we officially launched “Cespira”, a joint venture between Westport and Volvo Group focused on promoting, developing, and further accelerating the commercialization of the HPDITM fuel system technology. Leading up to the announcement, on June 3, 2024, it was announced that Westport and Volvo had closed the joint venture transaction; and previously on March 11, 2024, Westport had announced the signing of a definitive agreement with Volvo to establish the joint venture "JV" to accelerate the commercialization and global adoption of Westport's HPDITM fuel system technology for long-haul and off-road applications.
•To date, we have not paid out any dividends on our common shares. The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors that the Board of Directors may consider appropriate in the circumstances. Our bank credit facilities also contain dividend restrictions. Over the years, we and our partners have also received significant government funding including but not limited to Canadian, U.S., and European government agencies.
•As of April 23, 2026, we have 17,395,734 common shares issued and outstanding of which we hold nil common shares.

Recent Developments (2025-2026)
•On January 11, 2025, we announced that Cespira had appointed Carlos Gonzalez as President and CEO, effective April 1, 2025. Carlos succeeded Dan Sceli, CEO of Westport, who held the position on an interim basis since the closing of the joint venture transaction in June 2024 and who continues to sit on Cespira’s board of directors.
•On March 31, 2025, we announced that we had entered into a binding agreement to sell our interest in Westport Fuel Systems Italia S.r.l., which includes the Light-Duty segment, including the light-duty OEM, delayed OEM, and independent aftermarket businesses, to a wholly-owned investment vehicle of Heliaca Investments Coöperatief U.A. (“Heliaca Investments”), a Netherlands based investment firm supported by Ramphastos Investments Management B.V. a prominent Dutch venture capital and private equity firm.
•On July 29, 2025, we closed the previously announced transaction to divest our Light-Duty Segment. Total consideration for the assets was a base price of approximately $79.5 million (€67.7 million), subject to certain adjustments, along with potential earnouts of up to a revised estimate of $3.9 million (€3.3 million) based on future performance milestones.
•On August 26, 2025, we announced the resignation of Westport's Chief Financial Officer, William Larkin and the appointment of Elizabeth Owens as his successor.
•On January 2, 2026, we announced changes to our Board of Directors. Chair Dan Hancock, appointed to the Board in July 2017, retired from the Board, effective December 31, 2025, with current director Anthony (Tony)

Guglielmin assuming the role of Chair. Bradley Kotush joined Westport’s Board of Directors, effective January 1, 2026.
•On January 19, 2026, we announced the commencement of production at our expanded product development and manufacturing facility in Cambridge, Ontario and our new China Hydrogen Innovation Center and Manufacturing facility in Changzhou, China. Both facilities will support the development of Westport’s GFI-branded fuel system components by advancing Westport’s global hydrogen, compressed natural gas (CNG) and RNG strategies and enabling local manufacturing capacity in China, a market widely cited as the largest in the world for hydrogen commercial vehicle deployment, with Chinese sales of hydrogen buses and trucks exceeding those of all other regions combined in 2024. Initial products were shipped to customers in December 2025, with both facilities continuing to ramp up capacity through the first quarter of 2026.

B. Business Overview
Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, the Company designs, manufactures, and supplies advanced components and systems that enable the transition from traditional fuels to alternative energy solutions.
Westport's technologies support a wide range of alternative fuels – including natural gas, renewable natural gas, and hydrogen – enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada, with operations in Cambridge, Ontario; Calgary, Alberta; and China and Europe. With a focus on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications, Westport’s product offerings, sold under its AFS and GFI brands and through Cespira, enable the use of several alternative fuels in the transportation sector that provide economic and/or environmental advantages as compared to diesel, gasoline, or battery powered electric vehicles.

Our portfolio includes our High-Pressure Controls segment sold under the AFS and GFI brands and a 55% ownership in Cespira, a joint venture with Volvo. Our High-Pressure Controls segment designs, develops, and produces components, including pressure regulators, valves, filters, electronic control units ("ECUs") and high-pressure hydrogen components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types. Cespira launched in 2024 and is committed to advancing the development and commercialization of Cespira's HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of alternative fuels including natural gas, RNG, hydrogen and others without any performance or efficiency compromises relative to the base diesel engine platform. As part of Westport and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.
Business Segments
Westport develops and supplies advanced alternative‑fuel systems, components, and technologies that enable global transportation and industrial customers to affordably reduce emissions and transition toward cleaner mobility solutions. Our technologies, products, and services are sold under our established brands and form the foundation for sustainable growth in both existing and emerging markets worldwide. We operate through the following segments:

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), to establish Cespira, focused on promoting, developing, and commercializing the HPDI fuel system technology (see Material Contracts – Joint Venture Governance Agreements). Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral, internal combustion engine technologies, particularly within heavy-duty, long-haul trucking, where multiple propulsion technologies are required to achieve substantial decarbonization. Cespira designs, assembles, and supplies LNG HPDI 2.0 fuel systems, related components, and engineering services to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI 2.0 fuel systems enable diesel engines to operate predominantly on alternative gaseous fuels - such as renewable natural gas (RNG) - while maintaining equivalent power, torque, and fuel efficiency relative to conventional compression ignition engines fueled with diesel fuel. This can provide a cost-effective pathway to meaningful greenhouse gas reductions. The JV is also advancing the application of HPDI fuel systems for hydrogen and other alternative fuels in internal combustion engines, expanding its relevance to future decarbonization strategies.
Over the past three fiscal years, HPDI has remained Cespira’s (and previous to Cespira’s formation, Westport’s) primary heavy‑duty on‑engine decarbonization offering.

Cespira is currently working on the advancement of a hydrogen (H2) HPDI fuel system, adapting HPDI technology to operate on gaseous hydrogen. Publicly announced development work is ongoing, including system‑level engineering, prototype integration, and performance validation.

High-Pressure Controls
The High-Pressure Controls segment designs, engineers, manufacturers, and supplies components for transportation and industrial applications, using gaseous fuels such as hydrogen. This segment represents Westport's off-engine product portfolio, supplying regulators, valves, ECUs, pressure components, and related engineered solutions to OEM and Tier-1 customers worldwide. These technologies support fuel-cell vehicles, hydrogen fueled internal combustion engines, and natural gas mobility platforms.
Westport's High-Pressure Controls segment, with its GFI-branded products, has decades of engineering expertise in developing high‑quality and often customized components tailored for global automotive, truck, bus, rail, construction, and industrial OEMs. The business is positioned at the forefront of the clean‑energy transition, with solutions supporting both current alternative‑fuel deployment and hydrogen‑powered mobility.

Through our GFI‑branded operations, with manufacturing facilities in Canada and China, we deliver components used in passenger vehicles, buses, mid‑duty and heavy‑duty trucks, rail applications, construction and industrial equipment.

New products & developments:
•Ongoing development of next‑generation hydrogen‑rated regulators.
•Expansion of electronics and controls, including updated ECUs and calibration software supporting broader fuel‑system architectures.
•Multiple components for hydrogen internal combustion engines and fuel‑cell vehicles remain in active development phases with global OEM partners.

Heavy-Duty OEM
The Heavy-Duty OEM segment represents historical results from our heavy-duty business for the period January 1, 2024, until the formation of the Cespira joint venture which occurred on June 3, 2024. Subsequently, the Heavy-Duty OEM segment reflected activity from a transitional services agreement with Cespira, which was put in place primarily to support the JV in the short-term as the organization established its manufacturing operations. On June 30, 2025, the transitional services agreement (TSA) ended.
2. Principal Markets & Revenue Breakdown (Last Three Years)

Westport competes across a diverse set of global transportation and industrial markets that are transitioning toward lower‑carbon propulsion systems. Our revenue streams reflect the varied applications of Cespira's HPDI and high‑pressure components and controls portfolios.

•Heavy‑duty long‑haul trucking: A core market for HPDI fuel systems, where operators demand diesel‑equivalent performance combined with significant emissions reduction. This segment represents the largest commercial opportunity for Cespira’s LNG and hydrogen HPDI offerings.
•Medium‑duty and vocational transport: Including regional delivery, refuse, governmental, and utility vehicles adopting gaseous‑fuel solutions to meet evolving emissions standards.
•Passenger vehicles: GFI‑branded components provide OEMs with validated gaseous‑fuel solutions.
•Industrial, construction, and off‑road equipment: Markets requiring high‑pressure components for forklifts, construction machinery, power systems, mining equipment, and agricultural machinery.
•Rail and specialty applications: Niche applications where hydrogen and natural‑gas fuels provide significant emissions‑reduction benefits in controlled‑route operations.
•Hydrogen & natural‑gas ecosystem suppliers: Including fuel‑cell engine manufacturers, hydrogen internal combustion engine ("ICE") developers, storage‑system integrators, and Tier‑1 and Tier‑2 subsystem providers.

Over the last three fiscal years, our revenues have aligned with the structure of our reportable segments:
•Cespira (HPDI fuel system technology, a heavy‑duty on‑engine solution)
•High‑Pressure Controls (components and subsystems)

•Heavy‑Duty OEM (TSA activities)

Geographically, Westport generates revenue from North America, Europe, and Asia‑Pacific, with growing penetration in emerging markets adopting gaseous‑fuel mobility solutions. Refer to Note 17 in our consolidated financial statements included in this annual report Form 20-F for our revenue by geographic region.

3. Seasonality of Business

Demand in several of our transportation‑related markets exhibits moderate seasonality, influenced by OEM production cycles, regulatory introduction dates, and fleet procurement patterns. Hydrogen and natural‑gas component sales may fluctuate based on regional adoption incentives and infrastructure availability. Heavy‑duty OEM order cycles may also reflect freight and logistics seasonality.

4. Sources and Availability of Raw Materials

Our manufacturing processes rely on metals, precision‑machined components, electronics, seals, and specialized high‑pressure materials sourced from global suppliers. While most raw materials are available from multiple vendors, certain high‑precision, hydrogen‑rated, and HPDI‑specific components require qualified suppliers with specialized manufacturing capabilities. Prices for metals and electronics can exhibit volatility based on global supply‑chain disruptions, commodity cycles, and geopolitical factors. We mitigate this risk through multi‑source strategies, long‑term supply arrangements, and inventory management.

5. Marketing Channels & Sales Methods

Westport employs a multi‑channel, engineering‑driven market approach, including:
•Direct OEM relationships: Our largest revenue streams arise from long‑term supply programs with global heavy‑duty truck OEMs, bus manufacturers, and industrial‑equipment producers.
•Engineering‑integration engagements: HPDI and advanced hydrogen systems require deep collaboration with OEM engineering teams during engine development, validation, calibration, and certification.
•Tier‑1 and Tier‑2 supply agreements: GFI‑branded components integrate into broader propulsion systems built by leading hydrogen‑ICE and fuel‑cell system providers.

Sales cycles are long‑duration and engineering‑intensive, often spanning multi‑year development programs. Pricing often reflects multi‑year contractual frameworks involving volume commitments, engineering services, and validation milestones.

6. Dependence on Patents, Licenses & Material Contracts

Westport’s competitive position relies on our portfolio of patents and trade secrets relating to HPDI combustion, high‑pressure fuel delivery, hydrogen‑rated components, control algorithms, and electronic management systems.

The Cespira joint venture and associated licensing, technology‑transfer, and supply agreements are material to our long‑term HPDI business.

The Company is also party to industrial contracts with OEMs and Tier‑1 suppliers relating to component development, validation, and supply. These contractual and intellectual‑property foundations are critical to our business and profitability.

7. Basis for Competitive Position Statements

Statements about Westport’s competitive position are based on:
•Our status as the only commercial provider of HPDI fuel system technology enabling diesel‑like performance using LNG/RNG or hydrogen.
•Our decades‑long presence in hydrogen and natural‑gas components through the GFI brand.
•Publicly disclosed OEM collaborations, customer deployments, component performance specifications, and industry market‑share assessments from independent market participants.

Such statements reflect the Company's evaluation of publicly available data and customer‑validated performance metrics.

8. Government Regulations & Regulatory Bodies

Our products and operations are subject to environmental, emissions, safety, and fuel‑certification standards administered by regulatory agencies globally, including:
•U.S. Environmental Protection Agency (EPA)
•California Air Resources Board (CARB)
•European Union regulatory bodies (e.g., UNECE)

•Transport Canada
•China’s State Administration for Market Regulation (SAMR) and related authorities

Regulatory developments related to emissions standards, hydrogen safety, and alternative‑fuel certification materially influence demand for our technologies and affect cost structures for product compliance, testing, and validation.

C. Organizational Structure
Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2. Our registered office is 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016, we amended our articles to change our name from Westport Innovations Inc. to Westport Fuel Systems Inc. following the merger with Fuel Systems Solutions Inc. on June 1, 2016.

The following chart includes our principal operating subsidiaries as of April 23, 2026, and for each subsidiary, its place of organization and our percentage of voting interests beneficially owned or over which we exercise control or direction. The structure is not necessarily indicative of our operational structure.

D. Property, Plants and Equipment
The Company's headquarters is located in a 2,040 sq.ft leased office space in Vancouver, British Columbia, Canada. The Company's tech center and low volume manufacturing for GFI-branded products is located in a 16,225 sq.ft leased space in Cambridge, Ontario, Canada. The Company's hydrogen innovation center and manufacturing facility for GFI-branded products is located in a 67,911 sq.ft leased space in Changzhou, Jiangsu, China. The Company's low volume manufacturing plant and research and development center for AFS-branded products is located in a 10,814 sq.ft leased space in Calgary, Alberta, Canada.

The majority of the Company's machinery and equipment and leasehold improvements are held at the plants in Cambridge and Changzhou.

Item 4A. Unresolved Staff Comments
None.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
OVERVIEW OF FINANCIAL RESULTS FOR 2025
Revenues for the year ended December 31, 2025 decreased by 43% to $23.3 million compared to $40.7 million in the prior year. The decrease was primarily driven by the end of the transitional service agreement between Westport and Cespira to provide inventory and contract manufacturing in Q2 2025 in our Heavy-Duty OEM segment, resulting in a decrease $16.3 million compared to prior year. The slowdown in the hydrogen industry, beginning early in 2025, along with the move of our manufacturing capability from Italy to Canada and China in the third and fourth quarters of 2025, negatively impacted sales in our High-Pressure Controls segment in 2025.
Cespira's revenue for the year ended December 31, 2025 was $77.4 million, an increase of $34.4 million, or 80% compared to prior year. Cespira continued its growth in 2025, for more information on Cespira's results refer to "Selected Cespira Statement of Operations information" within this MD&A.
We reported a net loss from continuing operations of $29.6 million for the year ended December 31, 2025 compared to a net loss from continuing operations of $31.3 million for the prior year. The net change was primarily the result of:
•Lower operating expenditures across research and development, and selling, general and administrative expenses.
•Favorable change in foreign exchange rates resulting in a net gain in 2025.
•In the prior year, a gain on deconsolidation of $15.2 million on the formation of Cespira reduced the net loss from continuing operations, without the gain, the improvement in our current year net loss from continuing operation compared to prior year would be greater.
•Partially offset by our loss from investments accounted for by the equity method of $15.8 million in 2025 compared to a loss of $6.7 million in the prior year.
Cash and cash equivalents were $27.2 million as at December 31, 2025. Cash used in operating activities from continuing operations during the year was $14.2 million, primarily driven by our operating loss from continuing operations. Cash provided by investing activities included the sale of our Light-Duty segment, partially offset by capital contributions to Cespira and the purchase of property, plant, and equipment for the new facilities in Canada and China. Cash used in financing activities from continuing operations was related to net debt repayments of $4.0 million in the year, which included a short-term loan from the Purchaser of $5.8 million in July 2025.
We reported negative adjusted EBITDA of $17.3 million (see "Non-GAAP Measures" section in this annual report Form 20-F) during the year ended December 31, 2025 as compared to negative adjusted EBITDA of $11.4 million in the prior year.
Revenue for the three months ended December 31, 2025

(in thousands of U.S. dollars)	Three months ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	1,880	1,570	2,346	310	20%	(466)	(20)%
Heavy-Duty OEM	—	5,714	21,339	(5,714)	(100)%	(21,339)	(100)%
Total revenue	$1,880	$7,284	$23,685	$(5,404)	(74)%	$(21,805)	(92)%
High-Pressure Controls
Revenue for the three months ended December 31, 2025 was $1.9 million, compared with $1.6 million and $2.3 million for the comparative periods.

Revenue for the three months ended December 31, 2025 increased by $0.3 million compared to the three months ended December 31, 2024 and decreased by $0.5 million for the three months ended December 31, 2023.

The decrease in revenue for the three months ended December 31, 2024 compared to the prior year periods continues to be primarily driven by the general slowdown in the hydrogen infrastructure development, leading to a slower adoption of automotive and industrial applications powered by hydrogen.

Heavy-Duty OEM
Revenue for the three months ended December 31, 2025 was nil compared to $5.7 million and $21.3 million for the comparative periods.

The decrease in revenue for the three months ended December 31, 2024 is a result of the continuation of the business in Cespira. Revenue for the three months ended December 31, 2024 reflects revenue from our transitional services agreement with Cespira ended at the end of Q2 2025.

Revenue for the year ended December 31, 2025

(in thousands of U.S. dollars)	Years ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	8,272	9,383	11,907	(1,111)	(12)%	(3,635)	(31)%
Heavy-Duty OEM	15,046	31,315	56,247	(16,269)	(52)%	(41,201)	(73)%
Total revenue	$23,318	$40,698	$68,154	$(17,380)	(43)%	$(44,836)	(66)%

High-Pressure Controls
Revenue for the year ended December 31, 2025 was $8.3 million, compared with $9.4 million for the year ended December 31, 2024 and $11.9 million for the year ended December 31, 2023.

Revenue for the year ended December 31, 2025 decreased by $1.1 million and $3.6 million, compared to the years ended December 31, 2024 and December 31, 2023, respectively.

The decrease in revenue for the year ended December 31, 2025 compared to the prior year period were primarily driven by the general slowdown in hydrogen infrastructure development that began in the first half of 2025, leading to a slower adoption of automotive and industrial applications powered by hydrogen. In Q3 2025, we moved our manufacturing capacity from Italy to our new facilities in Canada and China, which required shutting down our operations. In late Q4 2025, we resumed selling products to our customers to meet the backlogged demand from the aforementioned shutdown. In early 2026, we announced start of production at both facilities and expect output and efficiency to increase over the year.

Heavy-Duty OEM
Revenue for the year ended December 31, 2025 was $15.0 million, compared to $31.3 million and $56.2 million for the comparative periods.

The decrease in revenue for the three months and year ended December 31, 2025 is a result of the transfer of the business into Cespira. Further, the decrease was driven by our transitional service agreement with Cespira to provide inventory and contract manufacturing which ended in Q2 2025. Refer to the "Selected Cespira Statement of Operations information" within this annual report Form 20-F for more information on the performance of the HPDI business.

Gross profit for the three months ended December 31, 2025

(in thousands of U.S. dollars)	Three months ended December 31,	% of	Three months ended December 31,	% of	Three months ended December 31,	% of
	2025	Revenue	2024	Revenue	2023	Revenue
High-Pressure Controls	(169)	(9)%	144	9%	$651	28%
Heavy-Duty OEM	—	—%	219	4%	$(4,655)	(22)%
Total gross profit (loss)	$(169)	(9)%	$363	5%	$(4,004)	(17)%
High-Pressure Controls
Gross profit for the three months ended December 31, 2025 decreased by $0.3 million to negative $0.2 million, or negative 9% of revenue, compared to $0.1 million, or 9% of revenue, and $0.7 million, or 28% of revenue for the prior year periods. The decrease for the three months ended December 31, 2024 compared to prior year was primarily driven by lower sales volumes, increasing the per unit manufacturing costs in the quarter.

In the current quarter, we recorded an inventory provision for excess and obsolete parts and materials of $0.4 million, of which $0.2 million is related to a commercial program that was cancelled in 2025.

Heavy-Duty OEM
There was no activity in the quarter as the aforementioned transitional service agreement ended in Q2 2025 as planned. The Heavy-Duty OEM segment was impacted by a $4.5 million inventory write-down in the three months ended December 31, 2023.

Gross profit for the year ended December 31, 2025

(in thousands of U.S. dollars)	Year ended December 31,	% of	Year ended December 31,	% of	Year ended December 31,	% of
	2025	Revenue	2024	Revenue	2023	Revenue
High-Pressure Controls	910	11%	2,191	23%	3,324	28%
Heavy-Duty OEM	1,770	12%	652	2%	(2,964)	(5)%
Total gross profit	$2,680	11%	$2,843	7%	$360	1%

High-Pressure Controls
Gross profit for the year ended December 31, 2025 decreased by $1.3 million to $0.9 million, or 11% of revenue, compared to $2.2 million, or 23% of revenue, and $3.3 million, or 28% of revenue for the prior years. The general slowdown of the industry continues to impact volumes and margins of our products sold in the year. Competition in China has resulted in a downward pressure on the margins of products sold locally. The decrease for the year ended December 31, 2024 compared to the prior year was primarily driven by a decrease in sales volume, in conjunction with a $0.8 million in inventory write-downs recorded in the year due to slow moving inventory.

Heavy-Duty OEM
Gross profit increased by $1.1 million to $1.8 million, or 12% of revenue, for the year ended December 31, 2025 compared to $0.7 million, or 2% of revenue, and negative $3.0 million, or negative 5% of revenue for the prior years. In the prior year, we recorded an inventory write-down of $0.4 million. The segment was impacted by the aforementioned inventory write-down of $4.5 million in the year ended December 31, 2023.

Research and Development Expenses ("R&D") for the three months ended December 31, 2025

(in thousands of U.S. dollars)	Three months ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	352	1,128	1,105	(776)	(69)%	(753)	(68)%
Heavy-Duty OEM	—	—	2,694	—	—%	(2,694)	(100)%
Corporate	245	—	—	245	—%	245	—%
Total R&D	$597	$1,128	$3,799	$(531)	(47)%	$(3,202)	(84)%
High-Pressure Controls
R&D expenses for the three months ended December 31, 2025 was $0.4 million, compared to $1.1 million and $1.1 million for the same prior year periods. This was primarily related to research and development activities for our new 700 bar products, including pressure regulators, manifolds, and tank valves. Multiple components for hydrogen internal combustion engines and fuel‑cell vehicles remain in active development phases with global OEM partners.
In the prior quarter of 2025, we recorded a provision for estimated losses on a hydrogen development program. At that time, there were ongoing negotiations with our customer and the final outcome was uncertain. The provision was reversed in Q4 2025 and the actual impact was recorded as an impairment of $0.5 million to our property, plant and equipment and write-off of inventory of $0.2 million for certain dedicated equipment and components for the program.

Heavy-Duty OEM
There was no activity in the quarter as the aforementioned transitional service agreement ended in Q2 2025 as planned.

Research and Development Expenses ("R&D") for the year ended December 31, 2025

(in thousands of U.S. dollars)	Years ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	5,332	5,336	3,584	(4)	—%	1,748	49%
Heavy-Duty OEM	159	4,196	9,252	(4,037)	(96)%	(9,093)	(98)%
Corporate	292	—	—	292	—%	292	—%
Total R&D	$5,783	$9,532	$12,836	$(3,749)	(39)%	$(7,053)	(55)%

High-Pressure Controls
R&D expenses for the year ended December 31, 2025 were $5.3 million, compared to $5.3 million and $3.6 million for the same prior year periods, respectively. This was primarily related to research and development activities for our new 700 bar products, including pressure regulators, manifolds, and tank valves. Multiple components for hydrogen internal combustion engines and fuel‑cell vehicles remain in active development phases with global OEM partners.

Heavy-Duty OEM
R&D activities have continued in Cespira after the formation of the joint venture on June 3, 2024.

Selling, General and Administrative Expenses ("SG&A") for the three months ended December 31, 2025

(in thousands of U.S. dollars)	Three months ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	677	524	558	153	29%	119	21%
Heavy-Duty OEM	—	64	2,243	(64)	(100)%	(2,243)	(100)%
Corporate	2,862	4,063	4,888	(1,201)	(30)%	(2,026)	(41)%
Total SG&A	$3,539	$4,651	$7,689	$(1,112)	(24)%	$(4,150)	(54)%

High-Pressure Controls
SG&A expenses for the three months ended December 31, 2025 were $0.7 million, compared to $0.5 million and $0.6 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2025 increased by $0.2 million and $0.1 million compared to the three months ended December 31, 2024 and December 31, 2023, respectively. The increase in SG&A expenses was primarily driven by the increased activity at our two new manufacturing facilities in Canada and China.

Heavy-Duty OEM
There was no activity in the quarter as the aforementioned transitional service agreement has ended in Q2 2025 as planned. The decrease in SG&A expenses for the three months ended December 31, 2024, compared to $2.2 million in the prior year period was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three months ended December 31, 2025 were $2.9 million, compared to $4.1 million and $4.9 million for the same prior year periods.

The SG&A expenses for the three months ended December 31, 2025 decreased by $1.2 million and $2.0 million,compared to the three months ended December 31, 2024 and December 31, 2023, respectively, which were primarily driven by lower compensation costs partially offset by increased outside services incurred for our plans in improving our liquidity position.

Selling, General and Administrative Expenses ("SG&A") for the year ended December 31, 2025

(in thousands of U.S. dollars)	Years ended December 31,			Change vs. 2024		Change vs. 2023
	2025	2024	2023	$	%	$	%
High-Pressure Controls	2,119	1,716	2,091	403	23%	28	1%
Heavy-Duty OEM	159	3,924	9,351	(3,765)	(96)%	(9,192)	(98)%
Corporate	13,160	17,792	19,506	(4,632)	(26)%	(6,346)	(33)%
Total SG&A	$15,438	$23,432	$30,948	$(7,994)	(34)%	$(15,510)	(50)%

High-Pressure Controls
SG&A expenses for the year ended December 31, 2025 were $2.1 million, compared to $1.7 million and $2.1 million for the same prior year periods.

The SG&A expenses for the year ended December 31, 2025 increased by $0.4 million, compared to the year ended December 31, 2024. The increase in SG&A expenses was primarily driven by the increased activity at our two new manufacturing facilities in Canada and China.

Heavy-Duty OEM
There was minimal activity in the year as the aforementioned transitional service agreement has ended in Q2 2025 as planned. The decrease in SG&A expenses for the year ended December 31, 2024, compared to $9.4 million in the prior year period was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the year ended December 31, 2025 were $13.2 million, compared to $17.8 million and $19.5 million for the same prior year periods.

The SG&A expenses for year ended December 31, 2025 decreased by $4.6 million as compared to the year ended December 31, 2024, primarily driven by our cost-cutting initiatives resulting in lower compensation costs, partially offset by certain restructuring costs incurred in the prior quarter for the departure of an executive, and $6.3 million, as compared to the year ended December 31, 2023, which decrease was primarily driven by the reduction in headcount in the Corporate function.

Selected Cespira Statement of Operations information
We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain of Cespira's financial information in notes 8 and 17 in our Annual Financial Statements. Cespira's financial statements are reported in Euro and translated using the period average foreign exchange rates between Euro and U.S. Dollars. The fluctuations in foreign exchange rates between 2025 and 2024 impacted the results presented below.
The following table sets forth a summary of Cespira's financial results for the three months and year ended December 31, 2025 and the period between June 3, 2024 to December 31, 2024:

(in thousands of U.S. dollars)	Three months ended December 31,		Change		Years ended December 31,		Change
	2025	2024	$	%	2025	2024	$	%
Product revenue	$23,414	$18,051	$5,363	30%	$62,356	$32,919	$29,437	89%
Service revenue	5,882	4,855	$1,027	21%	15,087	10,166	$4,921	48%
Total revenue	29,296	22,906	$6,390	28%	77,443	43,085	$34,358	80%
Gross (loss) profit	(1,054)	458	$(1,512)	(330)%	(3,501)	451	$(3,952)	(876)%
Gross margin[1]	(4)%	2%			(5)%	1%
Research & development	(384)	1,764	$(2,148)	(122)%	5,641	4,715	$926	20%
Selling, general, & administrative	4,391	3,466	$925	27%	13,195	6,528	$6,667	102%
Operating loss	(7,791)	(4,583)	$(3,208)	70%	(27,549)	(12,091)	$(15,458)	128%
Net loss	(9,500)	(4,825)	$(4,675)	97%	(29,278)	(12,231)	$(17,047)	139%
1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.
Product revenue
Cespira's product revenue was $23.4 million for the three months ended December 31, 2025 compared to $18.1 million in the prior year period. The increase in product revenue was primarily driven by an increase in sales volume to their initial OEM customer.

Cespira's product revenue was $62.4 million for the year ended December 31, 2025 compared to $32.9 million in the prior year. The increase in product revenue was primarily driven by the full year of sales volume in the 2025 compared to 7 months of sales in the prior year.

Service revenue
Cespira's service revenue was $5.9 million for the three months ended December 31, 2025 compared to $4.9 million in the prior year period. Cespira's service revenue was $15.1 million for the year ended December 31, 2025 compared to $10.2 million in the prior year.

Cespira provided engineering services to OEM customers for product development, testing, integration, and validation. In 2025, Cespira provided engineering services to their initial OEM customer related to upcoming regulatory changes in the European market. The increase in the current quarter relates to the increased engineering services delivered to their customers. Cespira recognizes its service revenue using the output method, driven primarily by achieving project milestones.

Gross profit
Cespira's gross profit was negative $1.1 million for the three months ended December 31, 2025 compared to $0.5 million in the prior year period. In the current quarter, Cespira recognized a provision for obsolete inventory of $1.7 million as a new variant of a certain product was launched and a loss on onerous contract of $2.8 million for a certain engineering project.

Cespira's gross profit was negative $3.5 million for the year ended December 31, 2025 compared to profit of $0.5 million in the prior year. The gross profit decrease was due to the aforementioned provision for obsolete inventory and loss on onerous contract, partially offset by increased sales volume in the year.

Research & development
Cespira's research & development was a recovery of $0.4 million for the three months ended December 31, 2025 as a result of an adjustment to recognize certain research and development costs as direct costs against service revenues earned in the quarter.

Cespira's research & development expenses were $5.6 million for the year ended December 31, 2025 compared to $4.7 million in the prior year. The increase in research and development expenses was primarily driven by 12 months of activity in 2025 compared to 7 months of activity in 2024.

Selling, general, & administrative
Cespira's SG&A expenses were $4.4 million for the three months ended December 31, 2025 compared to $3.5 million in the prior year period. Included in the current quarter is a settlement with a supplier impacted by the launch of the new product variant.

Cespira's SG&A expenses were $13.2 million for the year ended December 31, 2025 compared to $6.5 million in the prior year. The increase in SG&A expenses was primarily driven by 12 months of activity in 2025 compared to 7 months of activity in 2024.

Operating loss
Cespira's operating loss was $7.8 million for the three months ended December 31, 2025 compared to $4.6 million in the prior year period. Included in the current year is a provision for a onerous contract of $2.8 million and an impairment loss on PP&E for $0.4 million related to obsolete production equipment.

Cespira's operating loss was $27.5 million for the year ended December 31, 2025 compared to $12.1 million in the prior year. The increase in operating loss was primarily driven by the full year activity in 2025 compared to 7 months of activity in the prior year.

Other significant expense and income items for the year ended December 31, 2025

(in thousands of U.S. dollars)	Years ended December 31,
	2025	2024
Foreign exchange (gains) losses	$(5,365)	$6,227
Depreciation and amortization:
Cost of sales depreciation and amortization	220	1,522
Operating expense depreciation and amortization	515	661
Total depreciation and amortization	$735	$2,183

Loss from investments accounted for by the equity method	$(15,845)	$(6,715)
Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not in Euro. For the year ended December 31, 2025, we recognized a foreign exchange gain of $5.4 million compared to a foreign exchange loss of $6.2 million for the year ended December 31, 2024. The gain recognized in the current year primarily relates to unrealized foreign exchange gain resulting from the remeasurement of U.S. dollar denominated debt in our Canadian legal entities.
Depreciation and amortization for the years ended December 31, 2025 and December 31, 2024 were $0.7 million and $2.2 million, respectively. Depreciation and amortization decreased year-over-year, primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Income (loss) from investments accounted for by the equity method for the years ended December 31, 2025 and December 31, 2024 was loss of $15.8 million and loss of $6.7 million, respectively. This was primarily driven by our 55% ownership interest in Cespira, which had 12 months of activity in 2025 compared to 7 months of activity in 2024.
Interest on debt and amortization of discount

(in thousands of U.S. dollars)	Years ended December 31,
	2025	2024	2023
Interest expense on long-term debt	$613	$1,083	$1,724
The decreases in interest expense on long-term debt for the three months ended and for the year ended December 31, 2025 compared to prior year periods was driven by the reduction in the outstanding balance of the EDC term loan.
Income tax expense from continuing operations for the year ended December 31, 2025 was $0.1 million compared to $0.5 million in the prior year.
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS
In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.
NON-GAAP FINANCIAL MEASURES RECONCILIATION
Gross profit

	Years ended December 31,
	2025	2024	2023
(in thousands of U.S. dollars)
Revenue	$23,318	$40,698	$68,154
Less: Cost of revenue	$20,638	$37,855	$67,794
Gross profit	$2,680	$2,843	$360

Gross margin

	Years ended December 31,
	2025	2024	2023
(in thousands of U.S. dollars)
Revenue	$23,318	$40,698	$68,154
Gross profit	$2,680	$2,843	$360
Gross margin	11%	7%	1%
Net Working Capital

	December 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
Accounts receivable	$10,177	$18,738
Inventories	3,037	6,668
Prepaid expenses	1,182	1,328
Accounts payable and accrued liabilities	(17,933)	(19,435)
Current portion of operating lease liabilities	(493)	(288)
Current portion of warranty liability	(199)	(277)
Net working capital	(4,229)	6,734
Other Non-Current Liabilities

	December 31, 2025	December 31, 2024
(in thousands of U.S. dollars)
Total liabilities	$25,196	$154,596
Less:
Total current liabilities	21,549	108,393
Long-term debt	—	2,932
Other non-current liabilities	3,647	43,271

EBIT, EBITDA and ADJUSTED EBITDA

The Company defines EBIT as net income or loss before taxes adjusted for net interest expense. The Company defines EBITDA as EBIT adjusted for depreciation and amortization. The Company defines Adjusted EBITDA as EBITDA adjusted for stock-based compensation, unrealized foreign exchange gains or losses, and non-cash and other adjustments.

	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25
Net income (loss)	$(13,648)	$5,817	$(3,868)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)
Tax expense (recovery)	$735	$960	$1,427	$1,858	$579	$1,673	$203	$242
Income (loss) before income taxes	$(12,913)	$6,777	$(2,441)	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)
Interest expense (income), net[1]	$471	$543	$350	$272	$(193)	$571	$(532)	$9
EBIT	$(12,442)	$7,320	$(2,091)	$(8,011)	$(2,065)	$(32,100)	$(14,055)	$(10,854)
Depreciation and amortization	$3,247	$1,716	$1,790	$1,908	$1,930	$2,051	$1,241	$159
EBITDA	$(9,195)	$9,036	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)
Stock based compensation (recovery)	409	1,083	(140)	5	285	451	(221)	(108)
Unrealized foreign exchange (gain) loss	1,820	57	(1,069)	5,440	(456)	(2,362)	839	(1,220)
Severance & restructuring costs	617	684	380	4	299	96	798	39
Loss on disposal of operations	—	—	—	—	—	30,183	5,085	2,045
Gain on deconsolidation	—	(13,266)	—	(1,932)	—	—	—	—
Loss on sale of investment	—	—	352	—	—	—	—	—
Loss on sale of assets	—	—	—	703	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	—	—	—	664	—	—
Adjusted EBITDA	$(6,349)	$(2,406)	$(778)	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)

Notes

(1) Interest expense, net is calculated as interest and other income, net of bank charges and interest on long-term debt.

(2) The above table presents the current and comparative periods from continuing and discontinued operations on a consolidated basis.

Liquidity & Capital Resources
The Company believes that it has considered all possible impacts of known events arising from the risks discussed elsewhere in this annual report Form 20-F related to supply chain, and fuel prices in the preparation of the consolidated financial statements for the year ended December 31, 2025. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.
For the year ended December 31, 2025, the Company continues to sustain operating losses and use cash to support its business activities. Cash used in operating activities from continuing operations was $14.2 million for the year ended December 31, 2025 and was primarily driven by our operating loss from continuing operations and changes in working capital.
As at December 31, 2025, we had cash and cash equivalents of $27.2 million and debt of $2.9 million. Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, the Company is projecting its cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of this annual report. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this annual report is issued.

We plan to improve our liquidity position by raising funds from public markets, borrowing debt, or other financing alternatives. These plans are not final and are subject to market and other conditions not in our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.
Our cash and cash equivalents position increased by $12.4 million to $27.2 million at December 31, 2025 compared to $14.8 million at December 31, 2024. The increase in cash was primarily driven by the sale of our Light-Duty segment, partially offset by cash used in our operating activities and debt repayments.

Cash Flow from Operating Activities from Continuing Operations

For the year ended December 31, 2025, net cash used in operating activities from continuing operations was $14.2 million compared to net cash used in operating activities from continuing operations of $5.8 million for the year ended December 31, 2024, an $8.4 million increase in net cash used in operating activities. The increase in net cash used in operating activities for the current year was primarily driven by the change in our working capital in the prior year after the formation of the joint venture in June 2024, partially offset by the lower operating losses in the current year.

Cash Flow from Investing Activities from Continuing Operations

For the year ended December 31, 2025, our net cash provided by investing activities from continuing operations was $15.8 million compared to net cash provided by investing activities from continuing operations of $16.3 million for the year ended December 31, 2024. The decrease in net cash provided by investing activities were primarily driven by purchases of property, plant and equipment of $2.7 million and capital contributions to Cespira of $21.7 million in the year ended December 31, 2025, partially offset by the sale of the Light-Duty segment. In the prior year, we received proceeds from sale of investments which included cash proceeds of $27.3 million from Volvo for the purchase of a 45% ownership interest in Cespira as part of the formation of the joint venture.

The Company and its joint venture partner, Volvo, have jointly committed to funding $20.0 million to Cespira for fiscal year 2026. Our expected portion of capital contributions to Cespira is 55% or $11.0 million. Compared to our 2025 annual capital contributions of $21.7 million, this is a significant reduction in required funding reflecting the improvement in net cash flows used in Cespira.

Cash Flow from Financing Activities from Continuing Operations

For the year ended December 31, 2025, our net cash used in financing activities was $4.0 million, compared to net cash used in financing activities of $18.7 million during the year ended December 31, 2024. On November 30, 2024, we closed our revolving financing facility with Royal Bank of Canada and reduced our use of the credit facility. In July 2025, we borrowed $5.8 million from the Purchaser for short-term liquidity as we prepared for the sale of the Light-Duty segment. We continued to repay our term loan to EDC in 2025.

C. Research and Development, Patents and Licenses
Our joint venture, Cespira, is responsible for all research and development work undertaken to advance the HPDI fuel system technology. Westport continues to work to improve the products for Westport's High Pressure Controls and Systems segment, as we strive to drive innovation, strengthen our competitive edge and position us for long-term growth.

Our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets in supporting the commercial launch of new products while maintaining Westport’s long-term competitive advantage. As a result, we rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.

We use patents as the primary means of protecting our technological advances and innovations. They include proprietary claims to novel concepts embodied in our components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating, and choosing strategic inventions to protect through the timely filing and prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights, and to strategically protect anticipated major commercial markets.

D. Trend Information
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, net loss, profitability, liquidity or capital resources, or that would render reported financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates
Our significant accounting policies are described in "Note 3. Significant accounting policies" in our consolidated financial statements included elsewhere in this annual report on Form 20-F. The preparation of these financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues, expenses and related disclosure of our long-term investments in Cespira. Critical accounting estimates are those that involve significant judgment or uncertainty and could materially impact our financial condition or results of operations if different assumptions or conditions were to occur.
We are not aware of any specific events or circumstances that would require updates to our estimates and judgments or require us to revise the carrying value of our assets or liabilities from what had been assumed when the financial statements were prepared. These estimates may change as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions. The following represent our most critical accounting estimates.
Variable interest entities ("VIEs") and impairment of long-term investments accounted for by the equity method

We identified Cespira Canada LP and Cespira Sweden AB as VIEs, as the entities are dependent on funding from its owners. The funding and ownership interests of the entities are split on a 55/45 basis between the owners of the VIEs. The voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIEs. Therefore, we have determined that we are not the primary beneficiary of the VIEs. We account for our investment in VIEs for which we are not primary beneficiaries of using the equity method of accounting.

Identifying a VIE and determining the primary beneficiary of a VIE requires the use of our judgment, estimates, and assumptions including determining the most significant activities and decisions that impact the economic performance of a VIE and the beneficiary who has the power over those decisions. If events and circumstances change in a VIE, it may have a significant impact in how we account for the entity.

We evaluate our long-term investments for impairment when an investee has recognized a series of operating losses or recognizes an impairment loss in its financial statements. In such an event, we measure the fair value of the investee against its carrying amount. We estimate the fair value of our long-term investment using the expected future cash flows discounted at a rate commensurate with the risks of the investee.

If the fair value is lower than the carrying amount, we will consider whether the loss is other than temporary. Factors considered when evaluating whether a loss is other than temporary include:

(i) the length of time and extent to which the fair value of the investee has been less than its carrying amount

(ii) the investee's financial condition and near term prospects, including recent operating losses or specific events that may negatively influence its future earning potential; and

(iii) our intent and ability to retain the investment for a period of time sufficient to allow for an anticipated recovery in fair value.

When we conclude the loss is other than temporary, we would record an impairment against the investment's carrying amount and report the impairment loss in our consolidated statement of operations and comprehensive loss. As at December 31, 2025, we concluded that there was no impairment loss in our investment in Cespira.

Property, plant, & equipment ("PP&E") and Right-of-use assets
We consider whether or not there has been an impairment in our long-lived assets, such as plant and equipment, furniture and leasehold improvements and right-of-use assets, whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If such assets are not recoverable, we are required to write down the assets to fair value. When quoted market values are not available, we use the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value to determine whether or not a write down is required.

Impairment of PP&E
We have significant long-lived assets related to our High-Pressure Controls segment in our new Canada and China manufacturing facilities. In the current year, we had hydrogen development program cancellation by a customer that resulted in certain dedicated PP&E impacted by the cancellation. As a result, we recognized an impairment loss of $0.5 million in the year. Although there is a general slowdown in the hydrogen infrastructure development, leading to a slower adoption of automotive and industrial applications powered by hydrogen, we continue to see a demand for our products and ongoing activity in research and development with our global OEM partners. The long-lived assets in our High-Pressure Controls segment are fuel agnostic and not solely for hydrogen applications. As of December 31, 2025, we have concluded that there are no other impairment indicators.

Item 6. Directors, Senior Management and Employees
A. Directors, Senior Management and Employees
The following table sets forth information regarding our directors and executive officer as of the date of this Form 20-F annual report.

Name	Age	Position/Title
Anthony (Tony) Guglielmin	68	Independent Director, Chair Board of Directors, Chair Nominating and Governance Committee
Michele J. Buchignani	62	Independent Director, Chair Human Resources and Compensation Committee
Bradley Kotush	60	Independent Director, Chair Audit Committee
Karl-Viktor Schaller	67	Independent Director
Eileen Wheatman	67	Independent Director
Daniel Sceli	63	Director, Chief Executive Officer
Elizabeth Owens	59	Chief Financial Officer
Lance Follett	58	Chief Legal Officer and Executive Vice President

Full profiles of our directors and executive officers which can also be found at www.westport.com/leadership. For duties of Directors see Board Practices section below.

Tony Guglielmin has served as Chair of the Board of Directors of Westport since January 2026 and previously served as Interim Chief Executive Officer from August 2023 to January 2024. He joined the Board in January 2021. Mr. Guglielmin is an experienced financial executive with expertise in capital markets, corporate finance, investor relations, and strategic planning. He previously served as Senior Vice President and Chief Financial Officer of Ballard Power Systems and as Chief Financial Officer of Canada Line Rapid Transit Inc. Earlier in his career, he held senior roles at Finning International Inc., BC Hydro, and the Bank of Nova Scotia. Mr. Guglielmin holds a BA and an MBA from McGill University and the Chartered Financial Analyst designation.

Michele J. Buchignani has served as a director of Westport since March 2018 and previously joined the Westport Advisory Board in September 2017. She brings extensive senior-level experience in law, finance, private equity, corporate strategy, governance, risk management, and executive compensation. Ms. Buchignani is Chief Executive Officer of McLean Drive Consulting Ltd. and Managing Partner of McLane Drive Holdings LP. She currently serves on the boards of Paladin Energy Ltd., TSX Trust Company, CAI Capital Partners V LP, and the RCF Jolimont Innovation Fund II. Her prior experience includes senior roles at Teachers’ Private Capital and CIBC Capital Partners, and as Canadian General Counsel

at CIBC World Markets. She holds a BA (Honours) from the University of British Columbia, a JD from the University of Toronto, and the ICD.D designation.

Brad Kotush was appointed to the Board of Directors of Westport in January 2026. He is an experienced financial executive with more than 20 years of senior leadership experience in public companies, with expertise in finance, risk management, mergers and acquisitions, investor relations, and global operations. Mr. Kotush currently serves as Chief Financial Officer of ReGen III Corp., a clean technology company focused on the upcycling of used motor oil into high-value Group III base oils. From 2017 to 2024, he served as Executive Vice President and Chief Financial Officer of Home Capital Group Inc., where he led significant value-creation initiatives and a successful privatization. Previously, he served as Executive Vice President, Chief Financial Officer, and Chief Risk Officer of Canaccord Genuity Group Inc. Mr. Kotush is a CPA, CA and holds the ICD.D designation.

Prof. Dr. Karl Viktor Schaller has served as an Independent Director of Westport since April 2020. He brings extensive expertise in product development, purchasing, planning, and alternative powertrain technologies. Dr. Schaller is an Honorary Professor at the Technical University of Munich and founder and Managing Director of kvs consulting. He previously served as Executive Vice President of Motorcycles at BMW AG and as a Board Member of MAN Truck & Bus SE, where he was responsible for product development, purchasing, and planning. During his career at MAN, he led initiatives related to alternative drive systems, including natural gas, hydrogen, hybrid systems, batteries, and fuel cells. Dr. Schaller holds a doctorate in mechanical engineering (Dr.-Ing., magna cum laude) from the Technical University of Munich.

Eileen Wheatman is an experienced senior executive with extensive leadership experience in finance and telecommunications. She currently serves as President of Douglas Telecommunications Inc., having joined the company in 1996, been appointed Chief Financial Officer in 1999, and named President in 2017. Ms. Wheatman has played key roles in broadband expansion initiatives and the oversight of multiple cellular market operations, including successful divestitures to AT&T and Verizon. She currently serves on the Board of Directors of Quantum Fuel Systems. Ms. Wheatman holds a bachelor’s degree in business management with an emphasis in accounting and obtained her CPA designation in California in 1990. In addition to being an elected director, Ms. Eileen Wheatman is a nominee of Mr. Kevin Douglas according to the terms of a nomination agreement between us and members of the Douglas Group dated March 17, 2016.

Dan Sceli was appointed Chief Executive Officer of Westport and joined the Board of Directors in January 2024. He has more than 37 years of leadership experience in the global manufacturing sector, with deep expertise in operational excellence, technology-enabled productivity, and profitable growth. Prior to joining Westport, Mr. Sceli served as Chief Executive Officer and Board Member of Cadillac Products Automotive Company. Previously, he spent 12 years as Chief Executive Officer of Peterson American Corporation and more than 20 years in senior leadership roles at The Woodbridge Group, including leading its European operations. Mr. Sceli has also served as Chairman and Board Member of the Original Equipment Suppliers Association and the Motor & Equipment Manufacturers Association.

Elizabeth Owens was appointed Chief Financial Officer of Westport in August 2025. She has more than 20 years of experience in senior finance leadership roles across multinational, publicly held companies in the automotive, telecommunications, aviation, and chemical manufacturing sectors. Ms. Owens has been with Westport since August 2015 and has held progressively senior roles, most recently serving as Vice President, Finance and Tax. In this role, she was responsible for corporate finance functions and played a key role in several transformational initiatives, including the establishment of a joint venture with a major OEM. She began her career with Deloitte as a CPA, CA and holds a Bachelor of Commerce degree with a major in Accounting from the University of British Columbia.

Lance Follett is Chief Legal Officer and Executive Vice President, overseeing Corporate Development, Legal, Government Relations, and Intellectual Property. He joined Westport in 2001 and has served in progressively senior roles, assuming his current position in 2017. Mr. Follett has extensive experience in intellectual property protection and licensing, mergers and acquisitions, market development, and the structuring and negotiation of international technology transactions in the energy, automotive, and alternative energy sectors. Prior to joining Westport, he practiced intellectual property law at a national Canadian law firm. Earlier in his career, he worked as an acquisition geophysicist in Southeast Asia. Mr. Follett holds a B.Sc. (Honours) from the University of British Columbia, a JD from the University of Victoria, and is a member of the Law Society of British Columbia and a registered Patent Agent.

B. Director Compensation
The compensation structure of the Board of Directors is designed to attract and retain exceptionally talented and experienced directors, leading to our long-term success. This requires our directors to be adequately and competitively compensated. The Board has determined that director compensation should be in line with comparable companies and reflect the time, responsibilities of our directors as well as current trends in director compensation. The HRC Committee reviews these factors based on relevant market data and advice of our external compensation consultant when making recommendations on Director compensation to the Board.
Director Share Ownership Requirements
The Board encourages directors to obtain a meaningful share ownership interest in Westport. In 2020, the Board approved an increase in the number of shares required to be held by non-employee directors. Under the share ownership guidelines applicable to all non-employee directors, each director must hold at least five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period from their election to the Board.

Each of the non-employee directors complied with the guidelines regarding share ownership as of December 31, 2025, or is reasonably proceeding with compliance having regard to the applicable fifth anniversary of his or her initial election to the Board. Mr. Kotush was appointed to the Board on January 1, 2026. For further details on director share ownership, please review the individual director biographies in "Board Practices: Nominees for Election to the Board."
Director Compensation Schedule
Fixed annual retainers are used to compensate directors rather than a fee per meeting. The retainer is comprised of a combination of cash and equity compensation. Non-management directors are paid a base annualized cash board retainer and equity compensation in the form of DSUs and Committee Chairs are paid a base annualized cash committee chair retainer, all as reflected in the schedule below.

In 2023, the HRC Committee completed a further director compensation review with Hugessen Consulting ("Hugessen" or "Compensation Consultant") which resulted in the decision to change from Directors to being able to elect to take equity compensation in RSUs, DSUs or a combination, to only awards in DSUs for equity compensation. Compensation in the form of DSUs is at risk since DSUs can be redeemed only upon a director retiring from the board, and the redemption value of DSUs depends on the market value of our shares at that time.

In 2024, the HRC Committee completed a director compensation review with Hugessen, which resulted in the elimination of Committee Member retainers. At the June 13, 2024, Board Meeting, the Board approved that Directors also could elect to take all or a portion of their cash retainers in the form of DSUs. These adjustments were made to align with our strategic priority of reducing our cost structure, enhancing efficiency, and improving cash management.

No changes were made to chair or non-chair director compensation cash retainer or equity compensation levels in 2025.
Directors are also reimbursed for travel and other reasonable expenses incurred in connection with Board or committee meetings. Mr. Sceli does not receive compensation for his role as a director and is instead compensated solely as a member of management. The following table outlines the 2025 Director compensation approved on May 15, 2025.

DIRECTOR COMPENSATION SCHEDULE
Annualized Retainer	Cash	Equity (DSUs)	Compensation Value Ratio Cash:DSUs
Board Chair	$65,000	$135,000	32.5:67.5
Director	$50,000	$65,000	43:57
Committee Chair Retainer
Audit Committee Chair	$20,000
HRC Committee Chair	$15,000
NCG Committee Chair	$15,000
2025 Director Compensation Summary

The total aggregate compensation, including the date of grant value for all equity awards and all other compensation, earned by the directors during the financial year ended December 31, 2025, was $670,782.

DIRECTOR COMPENSATION
Fees Earned (US$)	Share-Based Awards(1) (US$)	All Other Compensation (US$)	Total (US$)

Daniel Hancock(2)	50,109	135,000	nil	185,109
Michele Buchignani	65,000	65,000	nil	130,000
Anthony Guglielmin	56,923	65,000	nil	121,923
Karl-Viktor Schaller(2)	50,000	65,000	nil	115,000
Phil Hodge(3)	3,750	nil	nil	3,750
Eileen Wheatman	50,000	65,000	nil	115,000
			Total	670,782
Notes:
1.This amount represents the accounting fair value determined at the time of grant of DSUs. In 2024, Directors could elect to take a portion of their cash retainers in the form of DSUs. Mr. Hancock, Mr. Guglielmin and Mr. Hodge elected to take Cash Retainer amounts in DSUs as follows $65,000, $35,000, and $50,000. In 2025, no Director elected to take a portion of their cash retainers in the form of DSUs.
2.Mr. Hancock and Mr. Schaller each earned $25,000 in 2025 in consulting fees as members of Cespira’s Board of Directors. Mr. Hancock stepped down as a Cespira Board of Directors on July 31, 2025, and Mr. Schaller stepped down as a Cespira Board Member on January 1, 2026.
3.Mr. Hodge did not stand for reelection at the May 15, 2025, Annual General Meeting.
Omnibus Plan Awards
The following table and notes detail information concerning all share-based awards vested during the 2025 financial year and outstanding on December 31, 2025, for the following individuals who were directors during the year ended December 31, 2025, excluding Mr. Sceli who received no compensation for his service as a director.

DIRECTOR AWARDS: VESTED/EARNED VALUES
	Vested		Unvested
Name	Qty (#)	Market Value (US$)	Qty (#)	Market Value(1) (US$)
Daniel Hancock			97,696	nil
Michele Buchignani			48,365	75,933
Anthony Guglielmin			78,729	123,605
Karl-Viktor Schaller			48,365	75,933
Eileen Wheatman			45,115	70,830
Brenda Eprile (2	34,060	131,698
Phil Hodge (3	34,060	97,461
Notes:
1.This is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as of December 31, 2025 ($1.57).
2.Ms. Eprile retired from the Board on January 6, 2025.
3.Mr. Hodge did not stand for reelection at the May 15, 2025 Annual General Meeting.

B. Compensation of Executive Officers
Named Executive Officers

The following discussion relates to the compensation program for Westport's "CEO", the "CFO" and the next three most highly compensated executives or employees as at December 31, 2025, and two executives that transferred with the sale of the Light-Duty business unit (collectively "NEOs").

•Daniel Sceli, CEO
•Elizabeth Owens, CFO
•William Larkin, former CFO
•Lance Follett, Chief Legal Officer and Executive Vice President, Corporate Development
•Ashley Nuell, Vice President, Investor Relations

•Jim Mancuso, Vice President, High Pressure Controls and Systems
•Bart van Aerle, former Executive Vice President, Independent Aftermarket & Light Duty Original Equipment Manufacturing
•Frank Spinello, former Vice President, Financial Operations and Amministratore Delegato, Westport Fuel Systems Italia

Changes to the NEOs

Effective August 26, 2025, Mr. Larkin stepped down as CFO and resigned from all positions with the Company effective as of September 15, 2025.
On August 26, 2025, Ms. Owens was promoted and appointed CFO.

Effective July 29, 2025, Mr. Van Aerle and Mr. Spinello transferred with the disposition of the Light Duty segment.

Executive Compensation Philosophy
Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the way results are achieved—for the Company, line of business, and the individual. The "Compensation Governance" section below presents the range of performance and governance considerations the HRC Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that framework, key company, and business segment performance considerations for 2025 and the "Individual performance highlights" are the key considerations for the performance for each of our NEOs. These considerations reinforce and promote fiscal discipline and responsible growth and maintain alignment with our executive compensation philosophy. Our executive compensation program provides a mix of salary, incentives, and benefits paid overtime to align executive officer and shareholder interests. Our HRC Committee is responsible for approving our compensation strategy and philosophy and the compensation programs applicable to our named executive officers.

Compensation Governance
The HRC Committee is responsible for administering our executive compensation program, which, among other things, includes:

•Determining the compensation for our executive officers, including base salary, short and long-term incentive opportunities, performance benchmarking and market analysis.
•Reviewing, approving and administering our executive compensation plans, including our equity plans.
•Establishing performance objectives under our short and long-term incentive plans.
•Determining the attainment of performance objectives and the resulting awards pursuant to our "STIP" and "LTIP".
•Evaluating CEO performance and the performance and capabilities of Executive Management, based on input from the CEO.
•Evaluating executive officer compensation practices to ensure they remain equitable and competitive.
•Reviewing succession planning for executive officer positions, including the CEO.
•Reviewing and approving the mandate and terms of the Compensation Consultant.
•Approving employee benefit plans.

To provide support and assistance to the governance and oversight of our compensation process, the HRC Committee originally retained Hugessen on September 26, 2019, as an independent compensation advisor to provide executive and director compensation consulting services. This engagement and the annual workplan are reviewed and approved annually by the HRC Committee. Hugessen participates in certain HRC Committee meetings where executive compensation matters are discussed. As part of its services, Hugessen provides the following services when required:

•reviews market data and participates in the design of executive compensation programs to help the HRC Committee evaluate the linkage between pay and performance, including the selection of peer group companies and market data analysis;

•informs the HRC Committee on market trends, as well as regulatory issues and developments and how they may impact the Company's executive compensation programs; and
•reviews and advises the HRC Committee regarding director compensation, including market trends, as well as regulatory issues and developments regarding director compensation.

The HRC committee seeks review and input from Hugessen as required, including with respect to proposals from management. Additionally, the HRC Committee and Hugessen will meet without management present to make final decisions or recommendations to the Board. This supports responsible oversight of executive compensation. Recommendations made by the HRC Committee are based on multiple sources including advice received from our Compensation Consultant.

Services provided by Hugessen in 2025 were related to executive and director compensation. No other services were performed by Hugessen and no other fees were paid in 2025. In 2025, alignment changes were made to the compensation plans, and the HRC Committee did not undertake a benchmarking exercise, resulting in lower fees in 2025. It is expected that the fees in 2026 will increase as the HRC Committee will review the Omnibus Plan's available pool and complete appropriate benchmarking reviews.

The table below summarizes the fees paid in relation to executive and director compensation consulting services for the past two financial years. Any additional consulting services required by the Compensation Consultant outside of those relating to executive compensation must be pre-approved by the HRC Committee before proceeding.

COMPENSATION CONSULTANT SERVICES PERFORMED
Hugessen Consulting Inc.	12/31/2025	12/31/2024
Executive compensation-related fees	$11,618	$35,745
All other fees	—	—
Total	$11,618	$35,745

Executive Compensation and Shareholder Interests
Westport maintains its commitment to building long-term shareholder value by using a balanced performance measurement framework aligned with our key performance metrics and ensuring adherence to general governance best practices. The following table outlines some of the best practices the HRC Committee employs in implementing the compensation program:

What We Do	What We Don't Do
•Provide a meaningful part of pay which is "at risk" and contingent upon corporate and individual performance
•Ensure the pay opportunity is capped
•Retain external experts who report directly to the HRC Committee
•Benchmark pay levels and mix to other organizations of comparable size in a similar industry and geographic area
•Review peer group on a regular basis for continued appropriateness
•Ensure the majority of executive long-term compensation vests based on performance
•Ensure the short-term incentive award criteria is well defined, aligned to business strategy and reflects pay for performance
•Mitigate risk by having Anti-Hedging and Clawback policies in place
•Include a “double trigger” in executive employment agreements so that severance payments are due upon a change of control only if employment is also effectively terminated
•Align executive interests with Shareholders’ by having equity ownership guidelines for directors and executive officers
•Provide Shareholders an opportunity to have their say on executive pay decisions through an annual advisory vote

•No offering or repricing of stock options
•No offering of tax gross ups
•No pledging of our Common Shares as collateral for a loan or holding our Common Shares in margin accounts
•No hedging or "short sales" of our shares
•No defined benefit retirement plan or supplemental executive retirement plan
•No excessive executive perquisites
•No issuance of severance above applicable common-law entitlements; instead, efforts are made to keep severance entitlements in line with industry best practice

Compensation Risk Management
Promoting appropriately incented behaviors is an essential part of the compensation setting process. The HRC Committee believes measured risk is necessary for continued growth and innovation, but that risks should be encouraged within parameters that are appropriate for the long-term health and sustainability of the business. Performance relative to incentive targets is regularly reviewed and the HRC Committee is updated periodically to effectively monitor performance and manage inherent risk.

The HRC Committee believes annual STIP bonus plans and LTIP awards granted to executive officers should tie to business performance goals, such as revenue, Adjusted EBIT, operating cash flow, operating metrics and strategic performance objectives and shareholder value creation. These metrics encourage an ownership mindset as these individuals strive to achieve overall business performance. Awards are subject to a maximum payout cap.

The HRC Committee works with independent external consultants to stress test each component, ensuring boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

We have implemented a Clawback Policy to ensure that incentive compensation is paid based on accurate financial data. Executive Officers may be required to forfeit or pay back any excess bonus amounts, or equity-based compensation should the Company's financial statements be restated as a result of material non-compliance with any financial reporting requirements under applicable securities laws (other than a restatement due to a change in financial accounting rules).

We have also adopted an Anti-Hedging Policy, which prohibits officers, directors, and employees from engaging in hedging against future decreases in the market value of the securities of the Company through the purchase of financial instruments designed to hedge or offset such risk.

Additionally, Westport, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the CEO and the CFO of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Westport's case, the elements include annual bonus and PSUs issued under our omnibus incentive plan (the "Omnibus Plan"). Westport abides by these laws.
Share Ownership Requirements
Non-employee directors and executive officers are required to meet share ownership guidelines and hold equity in the Company to align their interests with those of our shareholders:
•Our non-employee directors are required to hold a minimum of five times their annual cash retainer in Common Shares or Units (as subsequently defined).
•Non-employee directors have five years from the date the director is elected to the Board to accumulate the minimum threshold required under the share ownership guidelines.
•Each of our Executive Officers, except for the CEO, is required to hold a minimum of one time of their annual base salary in Common Shares or Units.
•The CEO is required to hold a minimum of three times their annual base salary in Common Shares or Units.
•Executive Officers (including the CEO) have five years from the date they are appointed as an executive officer to accumulate the minimum threshold required under the share ownership guidelines. For Executive Officers, the ownership threshold is based on the individual's annual base salary for the preceding financial year.

The value of the Common Shares or Units owned by each non-employee director and NEO for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares or the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination. The table below summarizes each NEO's holdings as of December 31, 2025.

CURRENT NEO SHARE OWNERSHIP AND MINIMUM REQUIREMENT
Name(1)(2)	Common Shares (#)	Share Units (#)	Total Value of Equity(3) (US$)	Share Ownership Requirement (US$)	Status(4)
Dan Sceli	7,085	198,210	538,392	1,467,53	In Progress (3 yrs)
Elizabeth Owens	0	39,538	94,588	232,57	In Progress (4.5 yrs)
Lance Follett	23,759	54,631	596,964	264,772	Achieved

Notes:
1.Ms. Nuell and Mr. Mancuso as Vice Presidents are not subject to minimum share ownership requirements
2.Subsequent to December 31, 2025, Mr. Sceli, Ms. Owens and Mr. Follett purchased 50,000, 2,000,and 1,500 shares respectively.
3.For the purpose of this table Westport included the weighted average acquisition cost of Common Shares and the value of Restricted Share Units, and Performance Share Units using the grant price at the time of grant.

Executive Compensation Discussion and Analysis
Our executive compensation program is designed to retain, attract, motivate, and reward our Executive Officers who advance our strategic, financial and operational objectives and thereby enhance shareholder value. The HRC Committee believes the executive compensation program's underlying philosophy and related policies maintain a robust pay for performance alignment, which factors in the median levels of both local market and peer compensation data to balance pay mix and level targets of its executives and employees.

Westport's compensation program is based on the following philosophy:

•Pay for performance - salary, bonus and equity awards are linked to both corporate performance and achievement of goals against an individual's area of responsibility.
•Long-term incentives - balance retention and performance-based equity compensation to be aligned with shareholder value creation.
•Competitive total compensation - factors in the median levels of both a defined comparator group of peers' compensation and local market data to balance pay mix and level targets for executives and employees across the geographies in which we operate.
Determination of Compensation

The HRC Committee establishes the compensation philosophy and evaluates the design and merits of executive compensation programs through comprehensive reviews to ensure the executive compensation and benefit programs align with shareholders' best interests, while considering any risks associated with our compensation policies and practices. The HRC Committee's recommendations factor in the competitiveness for talent and are reached primarily through benchmark analysis conducted by Hugessen, which assists in determining whether our executive compensation program is both reasonable in relation to competitive pay levels and appropriate in supporting business objectives that encourage a positive performance-based culture. Our current philosophy is to target pay at the median of the a pre-determined comparator group of companies (the "Comparator Group") recognizing that pay is often correlated with company size.

In the fall of 2023 Westport completed a comprehensive review of its Comparator Group against selection criteria which included revenue, global scope, EBITDA, Total Enterprise Value ("TEV"), market capitalization, business complexity, industry presence and geography. As a result, a new Comparator Group was adopted to ensure a more robust and relevant set of peer data would be used as the basis for compensation program reviews and overall compensation decision making going forward. The table below outlines the 20 companies which form the Comparator Group and includes 8 U.S., 7 European, 3 United Kingdom and 2 Canadian based companies:

Bulten AB (publ)	Ideanomics, Inc.	Somero Enterprises, Inc.
Ballar Dewhurst Group Plc	Landi Renzo S.p.A.	Strattec Security Corporation
FreightCar America, Inc.	Luceco plc	Tesmec S.p.A.
Gencor Industries, Inc.	Manitex International, Inc.	Tornado Global Hydrovacs
Glaston Oyj Abp	Mincon Group plc	Twin Disc, Incorporated
GreenPower Motor Company	Mpac Group plc	Xos, Inc.
hGears AG	PWO AG

As the Company was going through a strategic transition in 2025 which resulted in changes in organizational size, global footprint, business complexity and market capitalization the HRC Committee felt it was appropriate to consult with Hugessen with respect to best practice in compensation decisions and alignment in the Company's situation.

For more information on the LTIP, please see "Elements of our Executive Compensation Program: Long-Term Incentive Plan."

Executive Compensation At Risk

A significant portion of executive pay is designed to be "at risk", meaning that it is not a guaranteed payment, and that payment varies with performance. To align with our pay for performance philosophy, a substantial percentage of the executives' total compensation is comprised of short-term and long-term incentives which link directly to corporate performance and / or relative total shareholder return ("TSR"). The following table shows the targeted mix of compensation components and demonstrates the proportion of "at risk" pay for the CEO, CFO and other NEOs employed at December 31, 2025 relative to their total compensation in 2025.

TARGETED MIX OF COMPENSATION COMPONENTS
	Program Element	CEO		CFO		NEO
Fixed	Base Salary	31%		48%		48% - 59%
At-Risk	Short-Term Incentive	31%	69%	24%	52%	24% - 20.5%	52% - 41%
	Long-Term Incentive	38%		28%		28% - 20.5%

For a summary of actual compensation for the 2025 financial year, see the following section "Executive Compensation Figures and Tables."

Elements of Our 2025 Executive Compensation Framework

Element			Objective	Performance Period	Form
Total Direct Compensation
Fixed	Short- Term	Base Salary	Market competitive compensation for skills and experience aligned with responsibilities to attract and retain key top talent.	1 Year	Cash
At Risk		Short-term Incentive	Motivate and reward achievement of determined and measured financial, operating, and strategic goals during the annual operating cycle.	1 Year	Cash
	Long- Term	Long-term Incentive –PSUs	Support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation.	Vest at the end of defined points within a three-year period subject to achievement of performance criteria	Share Units
Total Indirect Compensation
Health Benefits Regional Long-term Savings Plan			Retain key employees by providing market competitive health, wellness, and retirement benefits, and limited perquisites.	1 Year	n/a

Base Salary

Base salary guidelines and salary adjustments for executive officers are designed to recognize market compensation trends, acknowledge competencies and skills of individuals, and match the expected market value of senior executives based on executive experience and qualifications. We typically target median base salary levels of our Comparator Group and factor in local market adjustments for base salary where applicable. Executive officer base salaries remain fixed throughout the year unless a promotion, change in responsibilities, or special circumstances occur.

Short-Term Incentives

The STIP is the primary method for motivating business and individual performance during the financial year and is intended to link pay and performance during the annual operating cycle by providing cash compensation if targeted results are achieved, up to a capped percentage amount of base salary.

The CEO's performance metrics are approved by the HRC Committee for each annual financial period. The corporate performance metrics for NEOs are set by the CEO and reviewed by the HRC Committee before being recommended to the Board of Directors. Payouts are made after the HRC Committee reviews and approves the calculations of performance against the goals for the year and only after the Audit Committee approves audited fiscal year financial statements.

Following the sale of the Company's Light-Duty Business segment in 2025, the HRC Committee determined that, during this period of strategic transformation, 30% of the STIP value should be tied to the financial target of adjusted EBIT. This approach aims to balance operational accountability with strategic flexibility. The adjusted EBIT metric maintains a clear line of sight for management decisions and outcomes on controllable operating performance. This metric provided a clear link to the Company's operational excellence focus and has been a consistent metric for prior STIP programs. Strategic initiatives focused on the Company's business model were set at 60% of the value of the bonus. Each of the following strategic initiatives included defined measurable performance criteria relating to financial metrics, project milestones, and customer and stakeholder engagement:

•Transfer of the retained High-Pressure Control (Hydrogen) manufacturing from Italy to Canada and China
•North American natural gas heavy-duty market entry path validation
•Organizational size and cost realignment
•Strategic partners and capital attainment

The balance, weighted at 10%, was linked to individual performance

See "2025 Executive Compensation: Short-Term Incentives" for details on results.

Long-Term Incentives

The long-term incentives ("LTIs") are established to support retention, facilitate executive stock ownership and reward for multi-year shareholder value creation. LTIs comprise a significant "at-risk" element of total compensation for Executive Management. The design and magnitude of long-term incentives are guided by several factors, including:
•the design must be aligned with shareholder value creation
•the design should be supportive of the Company's business goals and strategic plan
•the design must be retentive

In prior years, the HRC Committee analyzed market data, Comparator Group data and assessed recommendations from its Compensation Consultant along with information provided by management in determining LTI program design, metrics and targets. The HRC Committee believes that a three-year ratable vesting for restrictive awards such RSUs and a three-year cliff vesting and performance period for PSUs are each an appropriate length of time to support retention, motivate executive performance, and align with shareholder interests. Three-year vesting is also consistent with common market practice and taxation principles. Performance awards only vest and entitle the holder to Common Shares or a cash payout if minimum thresholds are achieved. If the performance metrics are not attained in the three-year performance period, the PSU award will expire and be returned to the pool of awards available for future grants under the Omnibus Plan. The PSU awards have previously used a combination of relative Total Shareholder Return ("rTSR") and Share Price Appreciation ("SPA") metrics. The performance of PSUs was measured against Comparator Groups comprised of selected North American based companies on a U.S. based stock exchange.

The following table summarizes the LTI factors and metrics that were used in prior years to provide grants under the LTIs:

	Performance Share Units	Restricted Share Units
LTI mix	70%	30%
Grant frequency	Annual	Annual
Grant methodology	Award value divided by 20-day VWAP at time of grant	Award value divided by 20-day VWAP at time of grant
Term	3 years	3 years

Vesting	3-year cliff 100%	3-year ratable 33%/33%/33%
Payout	Shares or Cash	Shares for RSUs or Cash for RPSs

CEO recommendations on LTIs are limited to Executive Management and key employees (other than himself). The HRC Committee then approves the grants of LTI awards for the NEOs, other executives, and other key employees. CEO LTI awards are determined by the HRC Committee, with consultation from the Board Chair.

In 2010, Shareholders approved our current Omnibus Plan. The Omnibus Plan was re-approved by Shareholders for an extended term in 2020 and is designed to provide flexibility to the Board of Directors to issue equity-based incentives to align compensation with shareholder interests over the long-term and offer the ability to retain and attract the best talent globally.

Although the Omnibus Plan allows for the use of Options, virtually all grants made over the life of the Omnibus Plan have taken the form of Units which will ultimately convert into Common Shares of the Company following vesting. On a limited basis Restricted Phantom Shares ("RPSs") have been granted where the recipient receives cash compensation instead of Common Shares of the Company on vesting and to address differing taxation requirements across the various jurisdictions in which we operate.

Long-Term Incentive Plan (“LTIP”)

In 2019 the HRC Committee approved the adoption of an LTIP that consists of a combination of: (i) time restricted awards in the form of RSUs or RPSs that ratably vest over three years; and (ii) performance-based awards in the form of PSUs that are linked to shareholder value creation metrics, subject to a performance-based payout scale and fully at-risk with the potential for zero payout. RPSs are intended to be awarded to non-executive employees in operating regions outside North America to simplify the conversion process.

In 2023, the HRC Committee adjusted the performance metric to a single metric of rTRS for the PSU awards granted to the management team ensuring the majority of the awards are based on pay-for-performance metrics and aligned with shareholder value creation. In 2023, the HRC Committee introduced restrictive cash-based awards at the employee level outside of North America, replacing the RSU, RPS and PSU awards.

PSU Metric	Weight	Threshold(2)		`		Maximum
		Performance	Multiplier(1)	Performance	Multiplier(1)	Performance	Multiplier(1)
Relative TSR	100%	25th Percentile	50%	50th Percentile	100%	75th Percentile	150%
NOTES:
1.Multiplier expressed as a % of target PSU award.
2.Performance below threshold results in a 0% payout.

In 2024, the HRC Committee did not award performance-based awards in the form of PSUs as the Company was in a transition phase with respect to the formation of the HPDI joint venture new CEO. The LTIP awards for 2024 consisted of time restricted awards in the form of RSUs that ratably vest over three years as retention of Executive Management through this transition period was viewed to be imperative.

In 2025, the Company initiated a strategic transition to reposition the business for sustainable value creation. In this context, the HRC Committee determined the 2025 LTI awards would consist of only PSUs and selected the SPA metric to measure absolute shareholder value creation, reflecting the market's assessment of the effectiveness of the Company's strategy, execution, and capital allocation decisions. Participants realize value only if the Company's share price increases over the performance period.

The HRC Committee determined that rTSR is less appropriate during the strategic transition due to the evolving nature of the Company’s business model and a stable and comparable peer group should be determined in 2026. A SPA metric avoids potential distortion arising from peer group volatility and ensures the incentive outcomes are aligned with the actual shareholder experience.

As such, 100% of the LTIP awards in 2025 were performance based.

On August 11, 2025, the HRC Committee approved the following LTIP, with the performance period to end December 31, 2027 ("PP End Date"). Performance awards only payout if minimum thresholds are achieved and are capped to ensure positive shareholder value transfer is created with the award. If the performance metrics are not attained in the performance period the PSU award will be returned to the Omnibus Pool for future award.

These PSU awards will vest and are dependent on:

•Payout criteria 1 – if payout criteria 2 is not achieved, the number of awards which vest in accordance with payout criteria 1 shall be determined in the manner indicated in the table below are ultimately vested and settled.
•Payout criteria 2 - 100% of the PSUs will vest and settle if the trailing 20-day volume weighted average share price of Westport Fuel Systems shares on the NASDAQ is at or above $7.62 USD at any point before the PP End Date.

Share Price(1)	$5.66	$6.34	$7.26

Absolute Performance Period CAGR TSR Equivalent	15%	20%	25%
Payout Criteria 1: Aggregate Proportion of Original PSU Award to be Vested and Settled	33% (min threshold)	66%	100% (max)
Payout Criteria 2: Proportion of Original PSU Award to be Vested/Settled at the time of the 20-day VWAP obtaining the max vesting target	0%	0%	100%

NOTES:

1.The 20-day NASDAQ VWAP as of August 1, 2025 of $3.72 was used as the base price to establish the performance criteria. This 20-day VWAP post the closure of the sale Light-Duty Business and was lower than the December 31, 2024 20-day NASDAQ VWAP of $3.76.

Other Benefits

In addition to the executive compensation program described above, our executives participate in Company-wide employee benefit programs within their region of employment, such as short-term disability income benefit, health and dental care including dependent coverage, employee life insurance, dependent life insurance, accidental death and dismemberment insurance and the matching of regional long-term savings plans. These programs vary by region of operation and are offered to all employees employed within the region of operation. The Company offers an additional voluntary executive health and wellness benefit to our executives on a cost-sharing basis. The Company does not offer a defined benefit pension plan to executives. In addition, Westport offers only limited benefits and perquisites, and current offerings to our NEOs are consistent with market practice.

Payments Upon Termination

In the event of termination of employment without cause, such as may be the case in the event of a change of control, certain Westport NEOs are entitled to an amount of compensation as outlined in the "Employment Agreements - Termination and Change in Control" section of this Form 20-F.

2025 Executive Compensation
Base Salary Adjustments
In 2025, only Ms. Owens' base salary was adjusted with her promotion to CFO. No other based salary adjustments were made.

See "Executive Compensation Figures & Tables" for details.
Short-Term Incentives
CORPORATE PERFORMANCE
Each NEO's STIP objectives included a financial metric related to achieving better than budgeted Adjusted EBIT (weight of 30%) and as well the strategic initiatives (weight 60%) focused on the Company's business model changes. The remaining weighing of 10% related to individual performance as assessed and recommended by the CEO to the HRC Committee.

The financial metric of Adjusted EBIT was based on the Board approved budget and was set with the following pay out levels:
•a minimum payout (0.5x) threshold of achieving 10% better than budget;
•a target payout (1.0x) of achieving 20% better than budget; and
•a maximum payout (1.5x) of achieving 35% better than budget.

The minimum payout threshold was not met, thus the HRC Committee approved 0% pay out of a possible 30%.

Within each of the strategic initiatives, there is a combination of defined financial metrics, project-based milestones, and stakeholder engagement metrics. The Company was able to advance the progression of the strategic initiatives in 2025, including corporate restructuring and relocation of our High Pressure Controls manufacturing plant and establishing the foundations for entry into the North American natural gas, heavy-duty market. The HRC Committee reviewed progress and achievement of each of the initiative's metrics with the CEO and approved a 15% payout out of a possible 60%.

The Strategic Initiative are defined above in the “Elements of Our 2025 Executive Compensation Framework – Short Term Incentives” section.

Individual performance was weighed at 10%, with a payout range of 0x to 1.5x. The HRC Committee approved payouts ranging from 10-15%.

Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.
For more information on the financial performance during 2025, see the Company's MD&A and financial statements, filed on SEDAR+ at www.sedarplus.ca and available on our website.
CEO SHORT-TERM INCENTIVE ACHIEVEMENT
As per the CEO's employment agreement, the short-term incentive ("STI") component of the CEO's compensation has a target of 100% of base salary, with potential payout between 0% and 150% of base salary depending on performance against predefined corporate and individual performance targets. The table below summarizes the original metrics and weighting for the CEO and the actual achievement in 2025. The HRC Committee has approved a quantitative performance rating of 0% out of a possible 30% weighting for the financial measure of the STIP for 2025. The key qualitative targets for the CEO’s 2025 STIP were reviewed by the Board and the Board awarded the CEO a performance rating of 15% for the strategic initiatives. The evaluation of the qualitative metrics and individual performance is based on Board discretion at the recommendation of the HRC Committee after assessing the defined milestone achievements of initiatives related operational effectiveness, organizational transformation and external stakeholder engagement.

This resulted in an overall CEO performance score of 30% for a total STIP payout of $143,835 for 2025.

Section 4: Compensation of Executive Officers | Executive Compensation

DIRECT CEO Short-Term Incentive Metrics - 2025
Consolidated Metrics		Weight	Achievement
Financial	Adjusted EBIT	30%	0%
Strategic(1)	Strategic Initiatives	60%	15%
Individual		10%	15%

Overall Weighted Achievement		100%	30.0%
		Target Bonus (US$)	Achieved Bonus (US$)
CEO Short Term Incentive Bonus		479,452	143,835
Notes:
1Evaluation of the strategic initiatives is based on defined performance criteria relating to budget, project timelines, and customer and stakeholder engagement as reviewed with the HRC Committee
2Evaluation of Individual is at Board discretion at the recommendation of the HRC Committee after assessing the advancement of initiatives related to , operational effectiveness, organizational transformation and external stakeholder engagement.
Other Named Executive Officer STI
Targeted bonuses for the other NEOs, range from 35% to 50% of base salary, with a potential payout between 0% and 150% of target bonus depending on performance against predefined corporate and individual performance targets. Depending on the NEO’s area of responsibility, metrics were established and weighted in alignment with the STI design principles noted above.

Factoring in the financial and strategic metric performance outcomes and individual performance (target weighting of 10%) the HRC Committee approved STIP performance objective ratings ranging from 25% to 30% for the NEOs. NEO STIP participation rates as a percentage of base salary are 50% for Ms. Owens and Mr. Follett and 35% for Ms. Nuell and Mr. Mancuso. The approved payout values ranged from 8.75% to 15% of base salary. These payouts are recorded in the Compensation Summary Table below.

The consolidated financial performance metrics associated with the NEO's STI were based on the 2025 Annual Operating Plans approved by the Board of Directors.
Ms. Owens payout value was pro-rated for the year, factoring in her prior position prior to being appointed CFO.

With the disposition of the Light Duty Business Unit, Mr. van Aerle and Mr. Spinello were not participants of the STIP in 2025. They were eligible to receive a transaction bonus with the closing of the sale of the Light Duty Business Unit. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sale process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing.

Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.

2023-2025 Long-Term Incentive Awards
Under the LTIP, in March of 2023 the Company awarded RSUs and PSUs for the three-year retention and performance period for the period of 2023 – 2025. The PSUs were set to become available after December 31, 2025, contingent upon total shareholder return targets achieved over the applicable three-year period, calculated using the weighted volume average share price of Westport shares on the NASDAQ over the preceding 20 days.

Based on the measurement of the required vesting conditions, 0% of the PSUs awarded for the 2023-2025 period met the required vesting conditions to vest and therefore all PSU awards for this period expired and 37,010 units were returned to the equity reserve under the Omnibus Plan.

Following the disposition of the Light Duty Business Unit, LTI participants who transferred with the transaction had their RSU and PSU awards vested at closing and settled in cash, rather than in shares in accordance with the terms of the awards. These awards were returned to the Omnibus Equity Plan pool. The HRC Committee assessed the 2023-2025 PSU awards applicable performance vesting conditions at the time of the Light Duty disposition announcement and determined that 95% of the PSUs awarded would have met the required vesting conditions. A total of 17,721 units vested and were returned to the equity reserve under the Omnibus Plan, with a total cash settlement of $34,175. The HRC Committee approved the accelerated vesting of RSUs at closing and were settled in cash rather than receiving shares in accordance with the terms of the awards. A total of 3,319 units were vested and returned to the equity reserve under the Omnibus Plan, with an aggregate cash settlement value of $6,738.

2024 Long-Term Incentive Awards

Under the LTIP, the 2024 LTI awards consisted of time-restricted awards in the form of RSUs that ratably vest over three years, as retention of executive management through this transition period was viewed to be imperative. One-third of these awards vested in December 2025, with the final third to vest in December 2026.

Following the disposition of the Light-Duty Business segment, the HRC Committee approved the accelerated vesting of RSUs for participants who transferred with the transaction. These awards vested at closing and were settled in cash rather than receiving shares in accordance with the terms of the awards. A total of 2,590 units vested, with an aggregate cash settlement value of $5,335, and were returned to the equity reserve under the Omnibus Plan.
Payout amounts, if any, for the prior year LTIP in 2025 for each NEO are listed in full in the table "Value Vested or Earned During the Year" in the "Other Plan Awards" section below.

2025 Long-Term Incentive Awards

Under the LTIP, in August of 2025 the Company awarded 290,540 PSUs for the performance period for the period of 2025-2027. Payout amounts for each NEO are listed in full in the "Executive Compensation Figures & Tables" section.

Share Performance Graph
The Common Shares have been listed and posted for trading on the TSX under the trading symbol "WPRT" since November 10, 2016 (and under the trading symbol "WPT" prior hereto), and the NASDAQ under the trading symbol "WPRT" since August 18, 2008. The following graph and table compare cumulative total shareholder return from an investment of C$100 in Common Shares of the Company made on December 31, 2020, with the cumulative total return of the S&P/TSX Composite Total Return Index over the same period, assuming reinvestment of dividends. Westport’s executive compensation is structured in a manner that is intended to align with shareholder value creation. Westport’s STI has paid out below target over this period and the LTIP PSU awards have not paid out over the past several performance cycles, consistent with the shareholder experience.

Sources: S&P, TMX

Executive Compensation Figures and Tables
Financial Year 2025 Summary Compensation Table
The following tables and notes thereto set out information concerning the compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, to our NEOs in financial years 2023, 2024 and 2025. The table reflects the CFO transition, the NEOs at December 31, 2025, and the NEOs that transferred with the disposition of the Light-Duty business. The Company does not have a pension plan; therefore, the pension contribution for the NEOs is nil.

The aggregate cash compensation (salary and non-equity incentive plan) earned by the NEOs remaining at December 31, 2025 during the financial year ended December 31, 2025, was $1,541,668 and the total compensation$2,305,048. Based on the 2025 STIP results, and the Share Unit awards received under the LTIP during fiscal year 2025, the sum of their actual fixed compensation was $1,287,988 or 56% of total compensation and actual at-risk pay was $979,390 or 42% of total compensation.

Name and Principal Position	Year	Salary(1,6)	Share-based awards(2,5,7)	Non-equity incentive plan compensation (3,7)	All Other Compensation(4)	Total Compensation
		(US$)	(US$)	(US$)	(US$)	(US$)
Dan Sceli	2025	479,452	401,549	143,835	nil	1,024,836
Chief Executive Officer	2024	468,797	470,327	252,906	nil	1,192,030

Elizabeth Owens (5)	2025	185,964	106,780	39,000	9,298	341,042
Chief Financial Officer	2024	164,277	12,799	42,301	8,257	227,634
	2023	145,920	28,160	19,157	7,296	200,533

William Larkin (6)	2025	283,333	nil	nil	631,250	928,583
Chief Financial Officer (former)	2024	425,000	65,164	171,600	13,635	675,399
	2023	450,000	505,822	163,200	15,833	1,134,855

Lance Follett	2025	264,772	121,561	36,406	10,480	433,219
Chief Legal Officer & Executive Vice President	2024	286,693	30,051	95,843	10,395	422,982
	2023	307,721	225,518	67,711	11.402	612,352

Ashley Nuell	2025	178,900	47,911	18,784	8,944	254,539
Vice President, Investor Relations	2024	182,529	14,204	25,043	9,126	230,902
	2023	173,432	28,160	32,007	8,672	242,271

Jim Mancuso	2025	178,900	47,911	15,653	8,944	251,408
Vice President, High Pressure Control and Systems	2024	182,529	13,307	20,571	8,746	226,051
	2023	185,225	40,960	28,784	9,076	264,045

NEOs transferred

Bart van Aerle (8)	2025	162,365	nil	nil	262,287	424,652
Executive Vice President, Independent Aftermarket & Light Duty Original Equipment Manufacturing (former)	2024	269,018	21,368	40,874	16,558	347,818
	2023	286,441	85,093	48,208	16,562	436,304

Frank Spinello (9)	2025	102,752	nil	nil	259,314	362,066
Vice President, Financial Operations & Amministratore Delegato, Westport Fuel Systems Italia (former)	2024	183,922	nil	33,261	54,233	271,416
	2023	183,957	42,886	32,192	41,377	300,413

Notes:
1.Annual base salaries for the current NEOs as of December 31, 2025, were C$670,000, C$325,000, C$370,000, C$250,000 and C$250,000 for Mr. Sceli, Ms. Owens, Mr. Follett, Ms. Nuell and Mr. Mancuso respectively, and €225,000, €170,000, for Mr. van Aerle and Mr. Spinello respectively. The table above translates the Canadian and Euro dollar salaries into US dollars at the average exchange rate during the year.
2.The values of the RSUs and PSUs are determined by multiplying the number of RSUs and PSUs awarded by the NASDAQ exchange closing price of the Common Shares on the date of the award. These RSUs and PSUs typically vest over three years and the PSUs vest based on achieving performance criteria within a three-year performance period. The actual compensation earned by the NEO may ultimately be more or less than the amount indicated in this table based on whether the vesting criteria associated with such RSUs and PSUs are ultimately achieved. Historically, less than 100% of the issued share based awards have been vested.
3.This represents Westport short-term incentive awards. The amounts were accrued in the year reported but paid to the NEOs in the subsequent year. For details on non-equity incentive plan values paid during the fiscal year, see table titled "NEO Incentive Plan Awards: Value Vested/Earned".
4.The column entitled "All Other Compensation" includes Westport's contributions to each NEO's long-term savings plan, where applicable. These are voluntary participation programs where the employer matches employee contributions up to a maximum of 5% of base salary per pay period. In addition, it includes additional bonuses and allowances (such as housing and vehicle).
5.Ms. Owens was appointed CFO on August 26, 2025. STI awards were pro-rated for 2025 based on her time as Vice President, Finance and CFO.
6.The Company entered into a mutual separation agreement dated August 26, 2025 in connection with Mr. Larkin stepping down as the Company's Chief Financial Officer. Pursuant to the agreement Mr. Larkin was entitled to be paid $530,624 ($400,000 lump sum and $106,250 prorated 2025 STIP entitlement as per his employment agreement). Mr. Larkin was also paid $101,126 in accrued vacation pay.
7.Mr. Larkin and Mr. Follett were paid an additional $25,000 and $16,345 respectively in salary in 2024 and $50,000 and $33,588 respectively in salary in 2023 in relation to their additional duties during the CEO transition period. Additionally, Mr. Larkin and Mr. Follett were awarded $150,000, and $100,000 PSUs respectively in 2023 in relation to their additional duties during the CEO transition period. Mr. Larkin and Mr. Follett were paid $75,000 and $49,648 respectively as a one-time bonus in 2024 respectively in relation to the close of Cespira HPDI Joint Venture.
8.The compensation reported for Mr. van Aerle in fiscal 2025 includes a one-time, non-recurring transaction bonus of $252,563 in connection with the sale (disposition) of the Company's Light-Duty Business Unit. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sake process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing. Following the disposition, Mr. van Aerle's transferred with with the disposed business unit transferred with the transaction. Mr. van Aerle did not participate in the Company's 2025 STIP and was not awarded LTI equity in fiscal 2025.
9.The compensation reported for Mr. Spinello in fiscal 2025 includes a one-time, non-recurring transaction bonus of $190,825 in connection with the sale (disposition) of the Company's Light-Duty Business Unit, which caused Mr. Spinello to qualify as an NEO for fiscal 2025 disclosure purposes. The transaction bonus was intended to address execution and continuity risks associated with a complex carve-out and sake process, including operational separation, regulatory approvals, customer transition and preservation of transaction value through closing. Following the disposition, Mr. Spinello transferred with the disposed business unit transferred with the transaction. Mr. Spinello did not participate in the Company's 2025 STIP and was not awarded LTI equity in fiscal 2025.

Other Plan Awards
During the year ended December 31, 2025, DSUs, were granted for Board of Director compensation (see section "Director Compensation") and PSUs were issued to certain employees of the Company (including grants made to NEOs) for LTIP purposes. Excluding director compensation, 290,540 PSUs were issued during the year ended December 31, 2025. The value of the PSUs, are based on the fair market value on the date of the grant.

Outstanding Share-Based Awards as of December 31, 2025

NEO INCENTIVE PLAN: SHARE-BASED AWARDS
	Not Vested		Vested
Name	Number of units that have not vested(1) (#)	Market or payout value of share-based awards that have not vested(2) (US$)	Qty (#)	Market or payout value of vested share-based awards not paid out or distributed (2 (US$)
Daniel Sceli	198,210	311,190	nil	nil
Elizabeth Owens	39,538	62,075	nil	nil
Lance Follett	54,631	85,771	nil	nil
Ashley Nuell	18,677	29,323	nil	nil
Jim Mancuso	19,010	29,846	nil	nil

Notes:
1.Represents the number of Units or Common Share awards that may vest based on either time or performance criteria. For PSUs where the measurement date and criteria has been determined, the actual conversion ratio has been used. Where it has not been determined, an estimate has been made.
2.This is a notional amount that is calculated by multiplying the number of Units by the closing price of the Common Shares underlying the Units on the NASDAQ as of December 31, 205 ($1.57). Such amounts may not represent the actual value of the Units that ultimately vest, as the value of the Common Shares underlying the Units may be of greater or lesser value on vesting.
Value Vested or Earned During the Year

NEO INCENTIVE PLAN AWARDS: VALUE VESTED/EARNED
Name	Share-based Awards – Value Vested During the Year (US$)(1)	Non-equity Incentive Plan Compensation – Value Earned During the Year (US$)	Total Value Vested and Earned (US$)
Dan Sceli	62,526	143,835	206,361
Elizabeth Owens	5,159	39,000	44,159
Bill Larkin (2)	39,917	nil	39,917
Lance Follett	10,286	36,406	46,692
Ashley Nuell	4,420	18,784	23,204
Jim Mancuso	7,049	15,653	22,702
Bart van Aerle (3)	34,622	nil	34,622
Frank Spinello (4)	16,024	nil	16,024
Notes:
1.This value was determined by multiplying the vesting price of the underlying Common Shares on the vesting date by the number of vested Units.
2.As per Mr. Larkin’s Mutual Termination agreement the HRC Committee approved the accelerated vesting of his outstanding RSUs effective his last day of employment. Mr. Larkin’s outstanding PSUs did not payout and were forfeited.
3.With the closing of the sale of the Light Duty business units Mr. van Aerle’s outstanding RSUs and PSUs vested and were settled in cash in accordance with the terms of the awards and returned to the Omnibus Equity Plan pool.
4.With the closing of the sale of the Light Duty business units Mr. Spinello’s outstanding RSUs and PSUs vested and were settled in cash in accordance with the terms of the awards and returned to the Omnibus Equity Plan pool.

Omnibus Incentive Plan
In accordance with the rules of the TSX, the lower table below sets forth the annual burn rate, calculated in accordance with s. 613(d) of the TSX Company Manual, of each of our security-based compensation arrangements for the three most recently completed financial years. A copy of the Omnibus Plan has been filed on SEDAR+ at www.sedarplus.ca.

COMPENSATION PLANS USING COMMON SHARES
	Securities to be issued	Weighted-average exercise price(1)	Securities remaining for future issuance
Omnibus Plan	713,061	—	141,045

ANNUAL BURN RATE(2)
	2025 Burn Rate	2024 Burn Rate	2023 Burn Rate
Omnibus Plan	0.53%	0.63%	0.26%
1.The awards in the Omnibus Plan are RSUs and PSUs and do not require the holder to pay a strike price.

2.Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the specific plan during the applicable financial year by the weighted average number of securities outstanding for the applicable financial year.
Employment Agreements: Termination and Change in Control
The CEO and CFO have signed employment agreements which include standard industry terms and conditions, such as intellectual property and confidentiality provisions. Pursuant to the terms of these agreements, in the event of termination of employment by Westport without cause, the entitlements for the CEO and CFO are outlined below. The other NEOs do not have any termination provisions in their employment agreements as statutory requirements, and common law would apply.

Mr. Sceli entered into an employment agreement on January 16, 2024. Under the terms of this agreement, in case of termination without cause Mr. Sceli is entitled to 1.25 times the aggregate sum of base salary plus target annual performance incentive, plus an additional one twelfth of the aggregate sum of base salary plus target annual performance incentive for every year of company service completed.

Ms. Owens entered into an employment agreement on August 23, 2025. Under the terms of this agreement, in case of a termination without cause Ms. Owens is entitled to a minimum 12 months’ of base salary plus one month base salary per year of service in the position of CFO, to a maximum of 18 months, plus a partial incentive bonus calculated on a pro rata basis for months worked within the fiscal year in which termination occurs plus, benefits coverage per the length of service to a maximum of 18 months.

Mr. Follett, Ms. Nuell, and Mr. Mancuso do not have any termination provisions within their employment agreements.

In the event of termination of any eligible recipient's employment with Westport without cause, all PSUs granted under the Omnibus Plan for which the measurement period has been completed would immediately vest with pay out in accordance with the resulting outcome of the award assessment of the grant and pursuant to the terms of the Omnibus Plan.

None of the NEOs have specific change in control provisions in their agreements, however they are covered under Westport’s Change in Control Policy (described below).

Westport has a change in control policy ("Change in Control Policy") that is intended to provide eligible executives of the Company with reasonable continuing financial security in their employment and position with the Company, without distraction from uncertainties or risks regarding their employment created by the possibility of a change in control of the Company. The Change in Control Policy applies to all permanent full-time officers, executive vice presidents, and senior vice presidents of the Company and certain affiliated entities as well as to certain other officers or executives who are designated by the CEO and ratified by the HRC Committee and entitles such participants to certain payments and benefits in the event the participant's employment is terminated as a result of a "Qualifying Termination" relating to a change of control, as defined in the policy. "Qualifying Termination" for this purpose is defined in the policy to mean either: (a) receipt by a participant of notice of termination of the participant's employment without cause (regardless of the effective date of such termination); or (b) the resignation of the participant's employment as a result of constructive dismissal, in each case during the period commencing on the change in control and ending on the date which is eighteen (18) months after the change in control. The Change in Control Policy generally provides that, in the event of a Qualifying Termination, the executive will be entitled to a cash payment ranging in an amount equal to either one and half (1.5) or two (2) times the aggregate sum of: (a) that executive's annual base salary plus the executive's target annual bonus amount; and (b) an amount equal to the annualized cost of the Company-sponsored medical, dental, vision insurance and executive medical and health care benefits in effect for the executive as at the termination date at a cost equal to either 150% or 200% of the Company's premium rate for such benefits, together with any accrued but unpaid salary as at the termination date. Pursuant to the Change in Control Policy, all unvested Option or RSU awards held by the terminated executive will also be deemed to be vested as at the date of the Qualifying Termination. Any PSU awards or any other award subject to any performance targets shall be reviewed the HRC Committee, which shall make a good faith determination as to whether or not the performance target has been achieved, the level at which such performance target has been achieved and the payout amount.
To the extent that an executive is entitled to benefits under both the Change in Control Policy and the terms of their existing employment agreement, such executive may elect to receive payments and/or benefits under such employment agreement in lieu of the payments or benefits so provided by the Change in Control Policy.

The following tables set forth, for each NEO employed at December 31, 2025, the amount such person would have been contractually entitled to receive on the termination of their employment without cause on December 31, 2025, and the amount such person would have been contractually entitled to receive if a change in control triggered the termination event on December 31, 2025, as per such person's employment agreement or Westport's Change in Control Policy.

TERMINATION OF EMPLOYMENT WITHOUT CAUSE
	Severance (US$)	Bonus (US$)	Value of Unvested Award	Total(1) (US$)
Daniel Sceli	639,269	639,269	nil	1,278,538
Elizabeth Owens	232,570	116,285	nil	348,855
Notes:
1.Total compensation due upon termination of employment does not include the sum of benefits

TERMINATION OF EMPLOYMENT FOLLOWING CHANGE IN CONTROL
	Severance (US$)	Bonus (US$)	Value of Unvested Equity Awards(1) (US$	Total(2,3) (US$)
Dan Sceli	958,904	958,904	311,190	2,228,998
Elizabeth Owens	465,140	232,570	62,075	759,785
Lance Follett	529,544	264,772	85,771	880,087
Ashley Nuell	268,350	125,230	29,323	422,903
Notes:
1.The value of unvested equity awards is calculated using the number of all unvested Options and Units valued at the price of the Common Shares underlying the Options and Units on the NASDAQ as of December 31, 2025 ($1.57).
2.Total compensation due upon termination of employment does not include the sum of benefits.
3.The Change in Control policy does not apply to Mr. Mancuso.

C. Board Practices
Nomination of Directors
The NCG Committee is responsible for recommending nominees for election at each annual general meeting of Shareholders. The NCG Committee considers the Board's composition and assesses any potential skill or expertise enhancements that can be addressed in future recruitment. The Committee is responsible for the recruitment of additional directors and provides the Board with potential nominees for discussion and approval.

Any new appointees or nominees to the Board of Directors must have a demonstrated commitment to high personal and professional integrity and ethical standards, a favorable record of accomplishment in general business management, special expertise in areas of strategic interest to our organization, the ability to devote the time required, and a willingness to serve as a director. Additionally, the Board is committed to having women represent at least 30% of our Board. This commitment is reflected in our Board of Directors Charter and our Diversity Policy.

We have not established term limits for members of our Board of Directors; however, we are committed to renewing Board membership, on a measured basis. A review and assessment of our Board of Directors is conducted annually, and we periodically review and rotate the Board Chair position and chair position of each Committee ("Committee Chair") to ensure diversity of views.

Nominees for Election to the Board
The following biographies and accompanying notes provide the names and residential location of all of Westport's directors, their principal occupations or employment for the preceding five years, the dates they became directors, the positions with Westport now held by them, the current committee memberships with applicable fiscal year attendance, and the number of Common Shares, RSUs, RPSs, PSUs or deferred share units, ("DSUs") (collectively "Share Units" or "Units") of Westport owned by them or over which they exercised control or direction as of April 23, 2026.

MICHELE J. BUCHIGNANI

Age 62

Independent Director since Mar 2018;
Joined Advisory Board in September 2017;

COMMITTEES and MEETINGS
Attendance in 2025:

•Board of Directors 12 of 12
•HRC Committee (Chair) 7 of 7
•NCG Committee 4 of 4

(Appointed to NCG Committee May 15, 2025)

 REASON FOR NOMINATION
Our Board concluded Ms. Buchignani should serve as a director because of her strategic business leadership and extensive senior level experience in law, finance, private equity, strategy, governance and compensation.

 CAREER HIGHLIGHTS
MCLEAN DRIVE CONSULTING LTD., a consulting firm to private equity owned and growth companies (2010 to current)
•Chief Executive Officer

MCLANE DRIVE HOLDINGS LP, a US real estate holding company (2012 to current)
•Managing Partner

TEACHERS’ PRIVATE CAPITAL, the private equity arm of the Ontario Teachers’ Pension Plan (2005 to 2009)
•Director

CIBC WORLD MARKETS (1996 to 2003)
•Managing Director and Canadian General Counsel
•Managing Director and Head of Private Equity Funds Group, Toronto and New York

STIKEMAN ELLIOTT (1989 to 1996)
•Practiced corporate law in Toronto, Canada and London, England; elected partner in 1995

CURRENT PUBLIC COMPANY BOARDS
•Paladin Energy Limited (TSE:PDN)

OTHER ENGAGEMENTS AND RECOGNITIONS
•Holds ICD.D designation and a certificate in Climate Governance from the Institute of Corporate Directors
•Various board and advisory positions with several corporate, investment committees and not-for-profit organizations including TSX Trust Company, CAI Capital Partners V LP, and RCF Jolimont Innovation Fund II

EDUCATION
•Bachelor of Arts with Honours, English, University of British Columbia
•JD, University of Toronto
•Stanford Executive Program, Graduate School of Business, Stanford University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director, CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLane Drive Holdings LP since 2012
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
Canadian	Common Shares – 6,276; DSUs –48.365: Holding Requirement - Met	For: 81.22% Withheld: 18.78

ANTHONY GUGLIELMIN
Age 68 Independent Director since January 2021 Board of Directors (Chair) January 2026
REASON FOR NOMINATION
Our Board concluded Mr. Guglielmin should serve as a director because of his strategic business leadership, his financial acumen, and extensive experience in the clean energy industry.

CAREER HIGHLIGHTS
WESTPORT FUEL SYSTEMS INC.
Interim Chief Executive Officer (August 2023 to January 2024)

BALLARD POWER SYSTEMS, a global leader in clean energy fuel cell products and services (2010 to 2021)
•Most recently served as Senior Vice President and Chief Financial Officer before retiring in 2021

CANADA LINE RAPID TRANSIT, a $2 billion rapid transit project connecting the Vancouver International Airport, the City of Richmond and downtown Vancouver
•Senior Vice President and Chief Financial Officer

CURRENT PUBLIC COMPANY BOARDS
•Information Services Corporation (TSE: ISC); Audit Committee
•Next Hydrogen Systems (TSXV: NXH); Chair of the Audit Committee; Governance and Nominating Committee

OTHER ENGAGEMENTS AND RECOGNITIONS
•Chartered Financial Analyst
•Member, Association for Investment Management and Research
•Awarded Business in Vancouver 2017 "CFO of the Year" in the Transformation Agent category
•Board member of various private and not-for-profit organizations

EDUCATION
•Master of Business Administration, McGill University
•Bachelor of Arts, Economics and Political Science, McGill University

COMMITTEES and MEETINGS Attendance in 2025: Board of Directors 12 of 12 Audit Committee (Chair) 6 of 6 HRC Committee 4 of 4 (Appointed to HRC Committee May 15, 2025)
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Vancouver, BC, Canada	Corporate Director; Interim Chief Executive Officer Westport Fuel Systems (August 2023–January 2024); Senior Vice President and Chief Financial Officer, Ballard Power Systems (June 2010 - May 2021)
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
Canadian	Common Shares – 7,023; DSUs – 78,729: Holding Requirement - Met	For: 87.16% Withheld:12.84%

BRAD KOTUSH
Age 60 Independent Director since January 2026
REASON FOR NOMINATION
Our Board concluded Mr. Kotush should serve as a director because of his strategic business leadership, his financial acumen, and capital markets experience.

CAREER HIGHLIGHTS
REGENIII Corp., a clean-tech company listed on the TSX Venture Exchange, (August 2025 to current)
•Chief Financial Officer

HOME CAPITAL GROUP INC., a Canadian company that provides credit products such as mortgages, credit cards and deposit services (2017 to 2024)
•Executive Vice President and Chief Financial Officer

CANACCORD GENUITY GROUP INC., a leading independent, full-service financial firm (2000 to 2017
•Executive Vice President, Chief Financial and Risk Officer, Canada (2006 to 2017)
•Senior Vice President Finance, Canada (2004 to 2006)
•Chief Information Officer, Canada (2003 to 2004)
•Executive Director, Secretary and Chief Financial Officer, England (2000 to 2003)

CURRENT PUBLIC COMPANY BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
•Chartered Professional Accountant (CPA, CA)
•Holds ICD.D designation
•CIRO

EDUCATION
•Bachelor of Arts, Economics, University of British Columbia

COMMITTEES and MEETINGS Attendance in 2025: •N/A •Appointed to board January 1, 2026
RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Toronto, ON, Canada	Chief Financial Officer, ReGen III Corp (August 2025 to current), Executive Vice President and Chief Financial Officer, Home Capital Group Inc. (September 2017-December 2024)
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
Canadian	Common Shares – 0; Holding Requirement - In Progress

DANIEL SCELI
Age 63 Chief Executive Officer (Appointed January 2024) COMMITTEES and MEETINGS Attendance in 2025: •Board of Directors 12 of 12
REASON FOR NOMINATION
Mr. Sceli brings to the Board 37 years of global manufacturing experience, operational expertise and a proven record of accomplishment in driving profitable growth and productivity for numerous companies across a variety of industries.

CURRENT PUBLIC BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
•Original Equipment Suppliers Association (Past Chair)
•Motor & Equipment Manufacturers Association

EDUCATION
•Master of Business Administration - Michigan State University Industrial Engineering Technologist – Fanshawe College
•Internal Education - Woodbridge Institute of Learning

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Ottawa, ON, Canada
Chief Executive Officer of the Corporation since January 2024; interim President, Cespira (June 2024-March 2025); Chief Executive Officer (2019-2022) and Board Member (2019-2024), Cadillac Products Automotive Company

CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
Canadian	Common Shares - 57,085; RSUs - 41,530; PSUs – 156,680: CEO Holding Requirement - In Progress	For: 91.10% Withheld 8.90%

KARL-VIKTOR SCHALLER
Age 67

Independent Director since April 2020

COMMITTEES and MEETINGS
Attendance in 2025:

• Board of Directors 12 of 12
• Audit Committee 2 of 2
• NCG Committee 5 of 5
(Appointed to Audit Committee May 15, 2025)

REASON FOR NOMINATION
Our Board concluded Prof. Dr. Schaller should serve as a director because of his extensive knowledge of product development, purchasing and planning, and the development of alternative drive systems including hybrids, natural gas, hydrogen and fuel cells.

CAREER HIGHLIGHTS
KVS Consulting (2009 to current)
•Founder and Managing Director

TECHNICAL UNIVERSITY OF MUNICH (2001 to current)
•Honorary Professor

BMW AG (2014 to 2019)
•Executive Vice President Engineering of Motorcycles

MAN TRUCK AND BUS SE (now part of Volkswagen, 1990 to 2009)
•Board member
•Technical Director of the Engineering and Purchasing Department
•Various roles leading departments including those responsible for the development of alternative drive systems (batteries, various hybrids, natural gas, hydrogen in ICE and fuel cells)

CURRENT PUBLIC COMPANY BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
•Cespira Board member (2024-2025)
•Volta Trucks AB Board member (2022-2023)
•Awarded honorary professor at the Technical University of Munich for his lecture on "commercial vehicles" in 2006

EDUCATION
•Diploma and a Doctorate (Dr.-Ing, magna cum laude), Mechanical Engineering, Technical University of Munich

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Munich, Germany	Honorary Professor and Managing Director of KVS Consulting; Executive Vice President, Engineering at BMW from April 2014-July 2019
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
German	Common Shares – 5,828; DSUs – 48,365: Holding Requirement - Met	For: 61.28% Withheld: 38.72%

EILEEN WHEATMAN
Age 67

Independent Director since April 2020

COMMITTEES and MEETINGS
Attendance in 2025:

• Board of Directors 12 of 12
• Audit Committee 2 of 2
• NCG Committee 5 of 5
(Appointed to Audit Committee May 15, 2025)

REASON FOR NOMINATION
Our Board concluded Ms. Wheatman should serve as a director because of her considerable senior executive level management experience in a variety of industries including finance and telecommunications, as well as a broad background in business planning, finance, corporate strategy, and public accounting, audit and estate taxation.

CAREER HIGHLIGHTS
DOUGLAS TELECOMMUNICATIONS INC. (1996 to current)
•President (2017 to current)
•Chief Financial Officer (1999 to 2016)
•Controller (1996 to 1999)

As part of DOUGLAS TELECOMMUNICATIONS
•BroadbandOne (2020 to Present) — Leadership involvement in building and growing fixed wireless access business

•Cellular One markets (1997 to 2014) — Managed multi-market telecom operations in GA, IL, and WV culminating in sale to AT&T and Verizon

PISENTI AND BRINKER CPAs (1087-1996)
•Senior Manager, Audit Department

CURRENT PUBLIC COMPANY BOARDS
None

OTHER ENGAGEMENTS AND RECOGNITIONS
•Director of Quantum Fuel Systems, LLC, (2016-present) an alternative fuel storage development company
•Certified Public Accountant

EDUCATION
•Bachelor's degree, Business Management with emphasis in accounting from Humboldt State University supplemented with Masters' classes in Estate Taxation from San Francisco Golden Gate University

RESIDES IN	PRINCIPAL OCCUPATION FOR LAST 5 YEARS
Petaluma, CA, USA	President of Douglas Telecommunications since 2017; Corporate Director
CITIZENSHIP	SHAREHOLDINGS / SHARE UNITS(1,3)	2025 VOTING RESULTS
United States of America	Common Shares – 5,614; RSUs – 3,250; DSUs – 41,865: Holding Requirement – Met	For: 81.43% Withheld: 18,57%

We have a specific policy for our non-management directors of compensating such directors primarily with an annual retainer payment and equity-based compensation. See information under the heading "Director Compensation." Additionally, non-employee directors are required to meet share ownership guidelines and hold equity in the Company of a minimum five times their annual cash retainer in Common Shares or Units, to be acquired over a five-year period.(3) For further information see "Section 2: Share Ownership Requirements” of this Circular.
Notes:
1.The number of Common Shares and Units beneficially owned or controlled are provided as of April 23, 2026. The information as to these numbers, not being within the knowledge of Westport, has been furnished by the respective nominees. The number of Common Shares held by directors varies in shareholding positions primarily due to purchase price or grant amounts at varying times and share prices.
2.Certain of such Units are subject to a time-based or performance-based restriction.
3.In April 2020, the Board approved a change to the share ownership requirements for non-employee directors, increasing it to five times their annual cash retainer from the prior requirement of three. As a result, the expected acquisition period has been reset to five years for all non-employee directors. The value of the Common Shares or Units owned by each non-employee director for the purposes of achieving the share ownership guidelines is the greater of: (i) the acquisition cost of any Common Shares and the grant price of any Units; and (ii) the market value of the Common Shares at the time of the determination.

Mandate and Charter of the Board of Directors
Our Board of Directors is responsible for the stewardship of the Company and oversees the management of the organization's business and affairs in accordance with our By-Laws and applicable law. Together with the CEO, CFO and other executive officers ("Executive Management"), the Board of Directors is charged with pursuing the creation of long-term shareholder value.
Each director and executive officer, in exercising his or her powers and discharging his or her duties, is required by law to:
i.act honestly and in good faith with a view to the best interests of the Company; and
ii.exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances.
Our Board of Directors conducts its business under the guidance of the Board of Directors Charter (the "Charter"), a copy of which is publicly available on our website at https://investors.westport.com/governance/governance-docments/default.aspx. The Charter is reviewed annually and updated as appropriate in accordance with new regulation and governance practices. The Charter also works in conjunction with the charters of the committees of the Board of Directors and with the various position descriptions of Board members, the Board Chair, committee chairs and the CEO. All documents are on our website at investors.wfsinc.com/governance.
Our Board of Directors has several core responsibilities and oversight of specific areas including:
•corporate culture and purpose
•executive leadership and oversight
•corporate and stakeholder communications
•corporate governance
•long-term strategic planning
•annual operating plan and budget
•material financing activities
•material transactions, including acquisitions or divestitures
•risk assessment and internal controls processes
•technology and cybersecurity risk management
The Board will carry out these responsibilities and discharge its obligations either directly or through Board committees. Any responsibility not delegated to one or more of its committees remains with the Board of Directors.
Charter of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the "HRCC") charter of Westport Fuel Systems Inc. (the "Company"), as accepted by the board of directors (the "Board") on December 17, 2025, provides that the HRCC shall consist of a minimum of three independent directors, one of whom shall be designated as the chairperson. HRCC meetings must be held no less than two times per year. The Board has delegated to the HRCC the primary responsibility for the Company's compensation philosophy and principles, such as designing, developing and overseeing the operation of executive compensation. Specifically, the HRCC has the following responsibilities, including, but not limited to:

•Selecting, appointing and terminating the Chief Executive Officer ("CEO"), and determining the CEO's duties and responsibilities.

•Establishing the Company's compensation plan based on the Company's compensation philosophy, and evaluating the effectiveness and the inherent risk of the compensation plan, with the objective of attracting, retaining and motivating skilled and experienced executive leadership.

•Setting executive and director compensation in light of financial and non-financial performance.

•Authorizing and approving grants of awards to executives, directors and employees under the Company's omnibus incentive plan.

•Reviewing public disclosure on compensation.

•Reviewing corporation governance and human resources policies related to best practice, including in relation to diversity amongst executive management and the employee base and any risk-related issues.

The chairperson may, in their discretion, and in consultation with the chair of the board, retain independent consultants or compensation specialists or other advisers for the purpose of advising the HRCC in the execution of its responsibilities.

Charter of the Audit Committee

The Audit Committee (the "AC") charter of the Company, as accepted by the Board on December 17, 2025, provides that the AC shall consist of a minimum of three independent directors, one of whom shall be designated as the chairperson. No director may serve on the AC if they sit on more than three public company audit committees and each of the directors on the AC shall possess a basic level of "financial literacy", and at least one member should qualify as an "audit committee financial expert". AC meetings must be held at least four times per year. The AC has oversight over the Company's accounting and financial reporting processes and audits, risk assessment and management processes, and the performance of the Company's internal audit function and external auditors. Specifically, the AC has the following responsibilities, including, but not limited to:

•Selecting an independent, registered, external audit firm to prepare the Company's financial statements, and determining the compensation of such auditors.

•Evaluating the qualifications, performance and independence of external auditors.

•Establishing policies and procedures around the scope of audit services, and reviewing the results of the external auditor's work.

•Monitoring the range of risks pertaining to the Company's financial reporting and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks.

•Oversight of legal and regulatory compliance pertaining to financial reporting and promotion of legal and ethical conduct.

•Reviewing quarterly and annual financial statements, management's discussion and analysis and earnings press releases to ensure compliance with regulatory requirements, including other timely disclosure documents.

•Oversight of the Company's internal audit.

•Reviewing and approving any transaction between the Company and a related person.

•Reviewing and assessing the adequacy of the reporting systems and related internal controls relating to ESG matters.

The AC is not responsible to plan and conduct audits or to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles.
Structure and Composition of the Board and Election of Directors
The NCG Committee annually reviews the composition of the Board of Directors with consideration of our business strategy, all relevant facts and circumstances, individual director contributions, tenure, risk of over boarding and potential candidates for election as directors. The NCG Committee also has the responsibility to determine the optimum mix of business skills, experience, and diversity of the members of the Board of Directors to effectively fulfill its mission.

The NCG Committee then recommends to the Board a slate of directors for election by Shareholders that brings a diversity of background and industry or related expertise and experience to the Board. Directors are individually nominated and elected annually at Westport’s Annual General Meeting of Shareholders. There are no term limits for directors since the directors are subject to an election by Shareholders each year. If a nominated director fails to achieve a majority of votes for their appointment in an uncontested election, that nominated director is required to submit his or her resignation to the Board Chair in accordance with Westport’s Majority Voting Policy.

Board Leadership
The Board Chair sits at the intersection between the Board of Directors and Executive Management and, although the Board Chair is also a director and shares all the duties and responsibilities of any director, the Board Chair has several unique duties and responsibilities that include:
•presiding at all meetings of the Board of Directors and at Annual General Meetings of Shareholders, or delegate a substitute chair if necessary
•engaging with the chair of each committee to build strong and effective committees and, together with the NCG Committee, develops and oversees an effective annual performance review process to improve the performance of Board members and their committees
•leading special projects or taking on special assignments from the Board of Directors
•ensuring the Board of Directors operates independently from management and, for example, ensuring in camera sessions of the Board, excluding any directors who are also officers or employees, will be held at each meeting of the Board of Directors
The Board Chair is elected annually by the independent directors following the Annual General Meeting of Shareholders.
Board Independence and Effectiveness
Our business is conducted by Executive Management under the oversight of the Board of Directors. We believe an effective Board of Directors has a high degree of independence from management and, while a working culture of trust and collaboration must exist with Executive Management for us to succeed, the Board of Directors must exercise its duties and responsibilities in accordance with its own best judgment and its own views of the long-term interests of the organization and its Shareholders. The Board of Directors have adopted the following organizational principles:
•The Board of Directors must have a majority of independent directors. All directors except Mr. Sceli, who is our CEO, are considered independent within the meaning of National Instrument 58-101 - Corporate Governance Disclosure ("NI 58-101") and the listing rules of the NASDAQ and the TSX;
•The Chair of the Board of Directors, Mr. Gugliemin, is considered independent within the meaning of NI 58-101 and the listing rules of the NASDAQ and the TSX;
•During 2025, the Board of Directors maintained three standing committees (“Standing Committees”) and delegated specific responsibilities to each Committee. Each Committee operates under a charter and has a chair (“Committee Chair”) responsible for leadership and overall operation of the Committee. The Standing Committees are the Audit Committee, the HRC Committee, and the NCG Committee.
•The Audit Chair, the NCG Chair and the HRC Chair positions are held by independent directors, and all members of these Standing Committees are independent directors.
•The Board frequently reviews the need for new committees and may establish new committees or disband current committees at its discretion according to evolving circumstances, legal and regulatory requirements, as well as best corporate governance practices;
•The Board may form special committees and delegate specific responsibilities to address extraordinary matters;
•At every Board and committee meeting, time is set aside if needed for in camera discussion excluding any directors who are also officers or employees; and
•Where appropriate, executive sessions of only independent directors are held, with these sessions being overseen by the Board Chair.

Certain functions shall be the exclusive responsibility of independent directors, consulting closely with the Board Chair and CEO, who will then bring recommendations to the full Board of Directors for approval. These functions include:

•revising the Board of Director charter from time to time
•developing a position description for the Board Chair, the Chairs of each Committee, and the directors
•developing a position description for the CEO, as well as indicators to measure the CEO's performance

The Board, as well as each Standing Committee, may, in its discretion, and in consultation with the Board Chair, retain the services of independent outside professional advisors (financial, legal, compensation, other), at the expense of the Company, for the purpose of advising the Board or a Standing Committee in the execution of its responsibilities and duties.

Board of Directors Skills Matrix
Directors must have an appropriate mix of skills, knowledge and experience in business and an understanding of the industry and the geographical areas in which we operate. We maintain a critical skills matrix which identifies areas which are necessary for the Board to carry out its mandate effectively – now and in the future. The NCG Committee reviews the matrix annually to confirm it continues to reflect the most relevant skills, experience, and competencies. The skills matrix is also used in determining the appropriate mix of directors on each of the Standing Committees. Together with the Chair of the Board of Directors, the NCG Committee determines the expected skill set of new candidates by considering existing Board strengths and the needs of the organization. The following table identifies the skills and experience of our directors as ranked on a scale of one to three by each nominated director and defined below.

AREAS OF EXPERTISE	MICHELE. BUCHIGNANI	ANTHONY GUGLIELMIN	BRADLEY KOTUSH	DAN SCELI	KARL-VIKTOR SCHALLER	EILEEN WHEATMAN
ACCOUNTING/ AUDIT/ FINANCIAL EXPERTISE Ability to critically read and analyze financial statements, knowledge of accounting and financial disclosure and reporting processes	2	3	3	2	2	3
CAPITAL MARKETS Work experience involving extensive exposure to public capital markets and institutional investors (including financing and funding activities)	3	3	3	1	2	1
C-SUITE LEADERSHIP Experience as a CEO or executive management position for a large publicly listed or large private organization	2	3	3	3	3	3
DIGITAL, TECHNOLOGY AND INFORMATION SECURITY Experience in digital technology tools and oversight of information security (including cybersecurity and privacy) and technology risk management programs	1	2	3	1	2	1
ENGINEERING EXPERIENCE Experience involving development and implementation of technology strategies including product development, technology/product portfolio management and R&D	1	1	2	3	3	1
GLOBAL EXPERIENCE Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	3	2	3	3	3	2
GOVERNANCE/BOARD Understanding the requirements of good corporate governance, dynamics and operations of a corporate board and the legal and regulatory landscape	3	3	3	2	2	1
MERGERS AND ACQUISITIONS Experience in mergers, acquisitions, integrations or other business combinations	3	3	3	3	2	2
MANUFACTURING EXPERIENCE Experience with direct operations, including operational optimization and direct responsibilities for workplace health, safety, environment	1	1	1	3	2	3
MARKETING/ SALES/ BRAND MANAGEMENT Management or executive experience involving the marketing, sales and branding of products	1	1	2	3	2	1
REGULATORY AND LEGAL Experience in regulatory, legal and public policy matters including government relations	3	2	2	2	2	1
RELEVANT INDUSTRY EXPERIENCE Management or executive experience or relevant education in the company's core industry for understanding of the company's markets, strategy, risk management and operations	1	3	1	3	3	2
RISK MANAGEMENT Knowledge of and experience with internal risk controls, risk assessments and reporting	3	3	3	2	2	1
STRATEGIC PLANNING AND EXECUTION Experience with identifying value creation opportunities and development and implementation of business growth and optimization strategies	2	3	3	3	3	2
SUSTAINABILITY/ ESG Experience with and responsibility for sustainable business practices, including environmental impacts and assessment and analysis of sustainability metrics	2	3	2	1	2	1
TALENT MANAGEMENT AND COMPENSATION Experience in leadership continuity, succession planning, diversity and inclusion, compensation programs and management of compensation-related risks	3	2	2	3	2	2

3 - EXPERT

A person who has a comprehensive and authoritative knowledge of or skill in an area

2 -PROFICIENT

Depth of understanding of discipline and area of practice; a thorough competence derived

1 - KNOWLEDGEABLE

Having requisite or adequate ability

Diversity
The Board recognizes that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) enriches the discussion, debate and facilitates a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength. Westport upholds its commitment to diversity through its diversity policy (the "Diversity Policy"), which sets out our commitment to actively considering candidates from diverse backgrounds based on merit, with a focus on gender diversity. For more information, please view the Diversity Policy here: investors.westport.com/governance/governance-documents/.

The Board makes director nominee decisions based on merit and remains committed to selecting the best person to fulfil these roles. We recognize that diversity (including gender, as well as members of minority groups, geography, skills, competency and age) at both the Board and within all levels of management is important to provide a wide range of perspectives, experience and expertise required in building an effective team. We believe that diverse views enrich the discussion and debate and facilitate a broader exchange of perspectives, which in turn, helps enable innovation, enhance balanced decision making, and improve business performance leading to greater organizational strength.

Our Board is committed to upholding a gender balanced board as turnover occurs and consistent with this commitment, the Board has adopted a target of having women represent at least 30% of our Board. This commitment is reflected in both the Charter and in the Diversity Policy. We have met or exceeded this target at our annual meetings since 2020 and at our 2026 Annual General and Special Meeting, 33% of the nominees for our Board are women, with one of the three Standing Committees chairs in 2025 being a woman. Our current director nominees represent a well-rounded diversity of skills, knowledge, experience, and perspectives. All our nominees are seasoned leaders.

While the Company has not set a specific gender target for executive officers, 33% of our executive officers and senior management team are women: Chief Financial Officer and Vice President of Investor Relations. Given the size of the organization, the transition period, and small size of the executive team, the Company believes that implementing targets would not be appropriate.

The Company is committed to taking active measures to ensure candidate pools are diverse when assessing potential new executive officer candidates. Additionally, when using search firms to find executive officer candidates, the Company directs them to prioritize diversity, especially by including women candidates.

Position Descriptions
Position Description for the Board Chair and Committee Chairs
The Board of Directors has established a written description of the positions of the Board Chair and a general position description for the Standing Committee Chairs. A copy of each is posted and available on our website at investors.westport.com/governance/governance-documents/.
Position Description for Chief Executive Officer
The Board of Directors has adopted a written position description for the CEO, a copy of which is posted and available on our website at investors.westport.com/governance/governance-documents/.
Orientation & Continuing Education
Robust onboarding for new directors is critical, as well as ongoing comprehensive education and training for all Board members on key matters and to foster board effectiveness. In addition, all Board members are encouraged to participate in relevant external director education opportunities. The Board recognizes: (1) the importance of fostering an atmosphere of continuous enhancement, long-term value creation, and strengthening shareholder confidence; and (2) that institutional investors and regulators expect directors at public companies to continually enhance their skills and remain up to date of company and industry matters.

Director onboarding involves a combination of written materials, oral presentations, meetings with the Board and management and site visits where possible. Among the topics covered during onboarding are company purpose, history, strategy, financial condition, risks, safety and soundness, ethics, core values, and corporate governance. To help new directors learn more about our business and their oversight roles within the organization, the onboarding process includes meetings with business segments, control and support groups, and visits to facilities as appropriate. This allows directors to better step into their oversight roles and begin making meaningful contributions to the Board more quickly. In-house educational sessions facilitated by management are provided to all directors throughout the year with a focus on topics specific to our business and industry. All new directors must participate in the director orientation program which commences promptly after the appointment of a new director. In addition, the Board of Directors periodically receives advice from outside legal counsel and its auditors regarding changes in the regulations applicable to the organization.

Directors also participate in continuous learning activities as part of Continuing Education initiatives overseen by the NCG Committee. Continuing education covers a range of current topics including best practices in corporate governance, latest business and product information, cybersecurity, artificial intelligence and data privacy matters, and sustainability matters. Sessions are designed to maximize the knowledge and effectiveness of directors throughout their tenure and offer the opportunity to discuss in detail the changing risk environment, impacts on overall business strategy and achievement of our mission. During 2025, the directors attended an education session on AI.

Meetings of the Board of Directors
Our Board of Directors meets as needed during the year and a quorum for Board meetings requires a majority of its members to be in attendance. At every meeting, time is set aside for independent directors to meet without management present to discuss any procedural or substantive issues. The Audit Committee charter requires the committee to meet at least four times per calendar year in conjunction with the review and approval of annual and quarterly financial statements, management discussion, and analysis ("MD&A") and related filing. In 2025 the Audit Committee met 6 times. The HRC Committee and NCG Committee charters require each committee to meet at least twice annually. In 2025, the HRC committee met 7 times, and the NCG committee met 5 times. Detailed 2025 attendance by current directors is summarized in each director biography found in "Board Practices: Nominees for Election to the Board."

Additional Disclosure Relating to the Directors
Other than as detailed below, no proposed director (in their personal capacity):

1is, as at April 23, 2026, or has been, within ten years before this date , a director, chief executive officer or chief financial officer of any company (including Westport) that,
(a)was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (each, an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

2is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including Westport) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

3has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; has entered into, at any time, a settlement agreement with a securities regulatory authority; or

4has been subject to, at any time, any penalties or sanctions imposed by,
(a)a court relating to securities legislation or a securities regulatory authority, or
(b)a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
Other Directorships
Some Board of Directors members are also directors of other reporting issuers (or equivalent). Such other directorships are disclosed in the individual nominee biographies under "Nominees for Election to the Board." The Board of Directors Charter limits directors to a maximum of four outside public company directorships. In addition, the Board has adopted a policy that no more than two of our directors may serve on the same public company board without the prior consent of the Board Chair. The NCG Committee reviews the number of boards on which our directors serve to ensure directorships align with the Charter mandate, to protect from any potential over boarding and to help ensure the Board does not exceed two board interlocks. As of April 23, 2026, no directors served on another public company's board of directors together.
Indebtedness of Directors & Executive Officers
None of the director nominees, proposed directors, executive officers or employees, former directors, executive officers, or employees at any time during the Company's last completed financial year, nor any of the associates of such persons, are or have been indebted to the Company or any of its subsidiaries at any time since the beginning of our most recent completed financial year. Furthermore, none of these persons were indebted to another entity where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
Interest of Informed Persons in Material Transactions
Other than as described below or elsewhere in this Circular, no informed person, any proposed person nominated for election as a director, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recent financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

D. Employees
We employ a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. We actively recruit skilled individuals with diverse backgrounds and provide them with specific training relating to our product and technology portfolios and retain consultants and contract workers with specific expertise when appropriate. Employees must certify to having read, understood, and agree to abide by our Code of Conduct. Online training is also conducted to ensure, our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way.

With the sale of the Light-duty business unit in June of 2025 our workforce was significantly reduced in size in Europe and South America. In 2025 the Company also increase head count in China the formation of our High-pressure manufacturing plant.. In 2024 our workforce was reduce in Canada, United States and Sweden with the formation of the Cespira joint venture, transferring to it. Additionally in 2024, the Company restructured its operating footprint in India.

	December 31,
	2025	2024	2023
Canada	83	82	232
United States	1	2	8
China	26	6	9
Italy	2	893	895
Netherlands	nil	69	75
Poland	nil	381	370
Sweden	nil	nil	11
Argentina	nil	72	74
India	nil	1	37
Other	nil	3	4
Total	112	1,509	1,715

The total count of individuals includes direct employees, and individuals contracted directly for twelve months or longer. Our workforce includes, but is not limited to, a mix of engineers, manufacturing technicians, and commercial professionals who have experience with alternative fuel systems, combustion technologies, controls and engine management, and fuel storage and delivery systems, including high-pressure storage and delivery systems.

We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in the Code of Conduct which applies to everyone within the organization, including directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport in any business dealings. An anonymous ethics hotline is made available as an avenue for employees to raise concerns about corporate conduct. Our whistleblower policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.
E. Share Ownership
Share and Unit holdings for each Director are disclosed in the individual nominee biographies under "Board Practices: Nominees for Election to the Board."

Share and Unit holdings for each Executive Officer are disclosed in the individual nominee biographies under "Compensation of Executive Officers: Shareholding Requirements."

F. Disclosure of a registrants action to recover erroneously awarded compensation
None.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
To our knowledge, as of the date of this annual report, Mr. Kevin Douglas, beneficially owns, or controls or directs, directly, or indirectly, approximately 1,816,689 common shares, being 10.4% of the shares outstanding. To our knowledge, as of the date of this annual report, Grace & White Inc., beneficially owns, or controls or directs, directly, or indirectly, approximately 1,006,708 common shares, being 5.8% of the shares outstanding. The Company's major shareholders do not have different or special voting rights.

As of December 31, 2025, there were 354 holders of common shares of record worldwide, of which 113 record holders based in Canada and own 4,666,939 common shares combined, being 26.9% of the shares outstanding. In the United States, there were 223 record holders and own 12,699,045 common shares combined, being 73.1% of the shares outstanding.

To the extent known to Westport, Westport is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

B. Related Party Transactions
Refer to Note 15. Related party transactions in our consolidated financial statements included elsewhere in this annual report Form 20-F.
C. Interest of Experts and Counsel
Not applicable.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
1-3. Consolidated Financial Statements
The Company's audited consolidated financial statements are included under "Item 18 - Financial Statements." Except for our consolidated financial statements included under Item 18, no other information in this annual report has been audited by our auditors.

4. Not applicable.

5. Not applicable.

6. Export sales
Refer to Note 17 in our consolidated financial statements for our revenue by geographic region.

7. Legal and administrative proceedings

We are involved in patent-related litigation and related administrative proceedings in the U.S. concerning two U.S. patents, and we have commenced patent infringement actions against certain third parties. Those actions are currently stayed pending the resolution of a related declaratory judgment action initiated by a third party with respect to the same patents. We have asserted counterclaims in the declaratory judgment action, which is ongoing. While the outcome of litigation is uncertain, a favourable outcome could result in a positive financial impact. An unfavorable outcome is not expected to have a material adverse impact on the Company.

8. Dividend policy
We have never declared or paid any dividends on our common shares, and have no present plans to declare or pay any dividends on our common shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

B. Significant Changes
Except as disclosed in this annual report, there have been no significant changes since the date of Westport's latest consolidated financial statements.

Item 9. The Offer and Listing
Not applicable except for Item 9.A.4 and Item 9.C.

The Common shares have been listed on the TSX since shortly after the initial public offering of the Company's predecessor, Westport Innovations Inc., on August 22, 1995. The common shares were originally listed under the symbol "WPT" and, effective November 10, 2016, the symbol was changed to "WPRT". The common shares have been listed on the Nasdaq under the symbol "WPRT" since August 15, 2008.

A. Offer and Listing Details
Refer to Item 9.

B. Plan of Distribution
Not applicable.

C. Markets
Refer to Item 9.

D. Selling Shareholders
Not applicable.

E. Dilution
Not applicable.

F. Expenses of the Issue
Not applicable.

Additional Information
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
Our governing corporate statute is the Business Corporations Act (Alberta) and we were incorporated under Certificate of Incorporation with corporate access number 20647526 issued by the Registrar of Companies on March 20, 1995. Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2. Our registered office is 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016, we amended our articles to change our name from Westport Innovations Inc. to Westport Fuel Systems Inc. following a merger with Fuel Systems Solutions Inc. on June 1, 2016.

The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems' remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there is no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares. The Board is elected annually at each annual general meeting of shareholders.

Under the Business Corporations Act (Alberta) we are permitted to conduct any lawful business that we are not restricted from conducting by our Articles. Our Articles do not restrict the business we may conduct.
Under the Business Corporations Act (Alberta), a director may vote on a proposal, arrangement or contract in which he or she is interested, if the contract is:
(a) a contract or transaction in which, but only to the extent that, the director undertakes an obligation or obligations for the benefit of the corporation,
(b) a contract relating primarily to that director's remuneration as a director,
(c) a contract for indemnity or liability insurance, and
(d) a contract with an affiliate.

The directors are permitted to vote compensation to themselves or any one of them. There is no specification regarding an independent quorum requirement in either our Articles or our By-laws, although a quorum is required for any directors' meeting.

Without limiting the powers of the corporation as set forth in the Business Corporations Act (Alberta), the board of directors may from time to time cause Westport to:
(a) borrow money on credit of Westport;
(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of Westport, whether secured or unsecured; and
(c) to the extent permitted by the Business Corporations Act (Alberta), give a guarantee on behalf of Westport to secure performance of any present or future indebtedness, liability or obligation of any person; and
(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, movable or removable, property of Westport including book debts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of Westport.

To the extent permitted by the Business Corporations Act (Alberta), the Board may from time to time delegate to a committee of directors, or to one or more of the directors and officers of the Corporation, all or any of the powers conferred to the Board to such extent and in such manner as the Board from time to time determines.

There is no specification in Westport's Articles or By-laws that indicate an age limit regarding retirement or non-retirement of directors.

A director is not required to be a shareholder of Westport in accordance with the Articles.

The Articles, authorize the directors, between annual general meetings, to appoint one or more additional directors of Westport to serve until the next annual general meeting, provided that the number of additional directors does not exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of Westport.
In order to amend the Articles to change the rights of holders of shares, a special resolution of Westport and of each class or series of shares affected by that change is required. A special resolution means a resolution passed by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. There are no requirements applicable to changing the rights of holders of shares of Westport that are more significant than those required by law.

Subject to the Business Corporations Act (Alberta), the annual meeting of shareholders is convoked by the directors of Westport at such time as the directors may determine, provided that such meeting shall be held not later than 15 months after the holding of the last preceding annual meeting. Extraordinary general meetings of shareholders may be convoked at any time by the directors of Westport. Meetings of shareholders are held at such place as the directors may determine.
The board of directors has the power to call a special meeting of shareholders at any time.
The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of Westport, and others who, although not entitled to vote, are entitled or required under any provision of the Business Corporations Act (Alberta) or Articles or By-laws to be present at the meeting.

There are no known limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights except that, in accordance with the Business Corporations Act (Alberta), the corporation is generally prohibited from holding shares in itself and subsidiaries are limited as to the number of shares of Westport that they may own and the period of time over which they may own such shares.

There are no provisions in Westport's Articles or By-laws that would have the effect of delaying, deferring or preventing a change in control of Westport and that would operate only with respect to a merger, acquisition or corporate restructuring.

There are no By-law provisions governing the ownership threshold above which shareholder ownership must be disclosed.

There are no significant differences that management is aware of, in the law applicable to Westport in the areas outlined above in Canada versus the United States.

C. Material Contracts
EDC Loan Agreement

EDC is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. To bolster liquidity and support the Westport LNG HPDI 2.0 fuel system program launch and commercialization, Westport entered into a $20 million secured term loan agreement in December 2017 with EDC. Since that time, there have been several amendments, with the most recent occurring in May 2024. At that time, the security structure was revised to align with the launch of the HPDI joint venture. The maturity date of the loan remains September 15, 2026

Volvo Investment Agreement

On March 11, 2024, Westport entered into an investment agreement (the “Investment Agreement”) with Volvo, providing for the establishment of, and sale of a 45% interest in the JV to accelerate the commercialization and global adoption of Westport's HPDI fuel system technology for long-haul and off-road applications. Pursuant to the Investment Agreement, Westport transferred all or substantially all of the assets applicable to the HPDI system related business currently carried on by Westport to the JV, following which Volvo acquired a 45% interest in the JV for cash consideration of $28.4 million subject to certain adjustments and hold backs under the terms of the Investment Agreement, plus, subject to the satisfaction of certain earn-out conditions, up to a further $45 million (plus interest) as additional consideration, payable in the form of an earn-out. Closing of the JV was on June 3, 2024. A copy of the Investment Agreement is available on the SEDAR Plus website (www.sedarplus.ca).

Joint Venture Governance Agreements

In connection with the closing of the JV transaction, Westport and Volvo entered into the following agreements which provide for the governance and management of the JV group entities (the "JV Group"):

Westport and Volvo, as limited partners, and 1463861 B.C. Ltd (the "JV GP"), as the general partner of the Canadian joint venture limited partnership (the "JV LP"), entered into an amended and restated limited partnership agreement dated June 3, 2024 (the "JV Limited Partnership Agreement"), which governs the management of the JV LP and the conduct of the JV business. The JV Limited Partnership Agreement, among other things, sets forth the business of the partnership; the powers of the JV LP; the powers and obligations of the JV GP; the capital commitment and future capital requirements of the limited partners, including the right of the JV GP to issue requests for additional funding from the limited partners; remedies of the limited partners in the case of a funding default; the restrictions on transfer of partnership units; and how distributions are to be made to the limited partners. A copy of the JV Limited Partnership Agreement is available on the SEDAR Plus website.

JV GP Unanimous Shareholders' Agreement

Westport and Volvo, as shareholders of HPDI Technology AB (the "JVCo"), the Swedish arm of the JV Group, entered into a shareholders agreement dated June 3, 2024 (the "JVCo Shareholders Agreement"), which sets forth the governance of the JVCo, and the conduct of the JV business, including matters related to: the rights and obligations in respect of the ownership of the JVCo Shares; the election of directors of the JVCo and director nomination rights; the management and control of certain of JVCo's affairs, including restriction on the company and matters requiring board approval or shareholder approval; capital funding requirements, including the right of the board to issue requests for additional funding from shareholders; and remedies of the other shareholder in the case a funding default by a shareholder, amongst certain other matters. A copy of the JVCo Shareholders Agreement is available on the SEDAR+ website.

Light Duty Segment Share Purchase Agreement

On March 30, 2025, we entered into a share purchase agreement (the "Agreement") with Heliaca Investments Coöperatief U.A. ("Heliaca Investments"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a Dutch prominent venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l. The all-cash transaction provided for a base purchase price of $75.1 million (€69.5 million), subject to certain adjustments and potential earnouts of up to an additional $6.5 million (€6 million) if certain conditions are achieved, in accordance with terms of the Agreement. This transaction was completed on July 29, 2025.

D. Exchange Controls
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed in “Item 10.E. Taxation” below.

E. Taxation
The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of common shares as of the hereof. Prospective purchasers of our common shares are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our common shares.

Canadian Federal Income Tax Considerations

The Company believes the following is a brief summary of the material principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of common shares of the Company who deals at arm’s length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada — U.S. Income Tax Convention (1980) (the “Treaty”), is at all relevant times resident in the U.S., is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere. U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder in force at the date hereof, all specific proposals to amend such regulations and the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current provisions of the Convention and the current administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary does not otherwise take into account or anticipate any changes in law or administrative practices whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of the U.S. or of any other jurisdiction outside Canada.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the common shares must be converted into Canadian dollars based on the relevant exchange rate applicable thereto.

This summary does not address all aspects of Canadian federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. Accordingly, U.S. Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Under the Tax Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Tax Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

A U.S. Holder will generally not be subject to tax under the Tax Act on any capital gain realized on a disposition of common shares, provided that the shares do not constitute “taxable Canadian property” to the U.S. Holder at the time of disposition. Generally, common shares will not constitute taxable Canadian property to a U.S. Holder provided that such shares are listed on a designated stock exchange (which currently includes the TSXV) at the time of the disposition and, during the 60- month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder does not deal at arm’s length, or the U.S. Holder together with all such persons has not owned 25% or more of the issued shares of any series or class of the Company’s capital stock. If the common shares constitute taxable Canadian property to a particular U.S. Holder, any capital gain arising on their disposition may be exempt from Canadian tax under the Convention if at the time of disposition the common shares do not derive their value principally from real property situated in Canada.

U.S. Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our Common Shares, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (“IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder of our Common Shares. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Common Shares.

This discussion is limited to U.S. Holders that hold our Common Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to U.S. Holders subject to special rules, including, without limitation:

·	U.S. expatriates and former citizens or long-term residents of the United States;

·	persons holding our Common Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

·	banks, insurance companies, and other financial institutions;

·	brokers, dealers or traders in securities;

·	persons that directly, indirectly or constructively own 10% or more of the total combined voting power or value of all classes of our share capital;

·	real estate investment trusts or regulated investment companies;

·	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

·	tax-exempt organizations or governmental organizations;

·	persons deemed to own Common Shares under the constructive sale provisions of the Code;

·	persons who hold or receive our Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

·	U.S. persons that do not have the U.S. dollar as their functional currency;

·	persons that hold our Common Shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment outside of the United States;

·	tax-qualified retirement plans; and

·	persons subject to special tax accounting rules as a result of any item of gross income with respect to our Common Shares being taken into account in an applicable financial statement.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES ARISING UNDER THE U.S.

FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our Common Shares that, for U.S. federal income tax purposes, is or is treated as:

·	an individual who is a citizen or resident of the United States;

·	a corporation (or entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

·	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

·	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Common Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Passive Foreign Investment Company

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if either:

·	at least 75% of its gross income for such year is passive income (such as interest income); or

·	at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year (which may be determined in part by the market value of our Common Shares, which is subject to change) is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the value of our assets, including goodwill, and the composition of our income, assets and operations for the taxable year ended December 31, 2025, we do not believe that we were a PFIC for U.S. federal income tax purposes for that taxable year. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and operations in those years. The application of the PFIC rules is subject to uncertainty in several respects, and determinations of value are inherently factual and subject to different interpretations. Changes in the composition of our income or assets, the market value of our Common Shares, and the market value of our assets may cause us to become a PFIC. Accordingly, there can be no assurance that we were not a PFIC for any previous taxable year (including our taxable year ended December 31, 2025) or that we will not be a PFIC for the current taxable year or any future taxable year.

If the Company is considered a PFIC at any time that a U.S. Holder holds our Common Shares, the Company will generally continue to be treated as a PFIC with respect to the U.S. Holder, even if the Company ceases to be a PFIC in subsequent years, unless the U.S. Holder makes a “deemed sale” election. In addition, any gain recognized by the U.S. Holder on a sale or other disposition of the Common Shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on Common Shares exceeds 125% of the average of the annual distributions on the Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

Certain elections may be available that would result in alternative treatments (such as qualified electing fund treatment or mark-to-market treatment) of our Common Shares if we are considered a PFIC. The adverse consequences resulting from

PFIC treatment can be mitigated if a U.S. Holder makes a valid “qualified electing fund” election ("QEF election"), which, among other things, would require the U.S. Holder to include currently in income its pro rata share of the Company’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. However, a U.S. Holder can only make a QEF election with respect to our Common Shares if we furnish such U.S. Holder with certain tax information annually. We cannot provide any assurances that we will furnish to U.S. Holders information that may be necessary for U.S. Holders to make a QEF election. U.S. Holders can also mitigate some of the adverse tax consequences resulting from PFIC treatment by making a mark-to-market election with respect to our Common Shares to include in income in each year as ordinary income an amount equal to the increase in value of our Common Shares for that year or a deduction for any decrease in value (but only to the extent of previous mark-to-market gains), provided that our Common Shares are “marketable.” Our Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges (including the Nasdaq) or on a foreign stock exchange that meets certain conditions, as set forth in applicable Treasury Regulations. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment generally will not be available with respect to any such subsidiaries.

If the Company is considered a PFIC, a U.S. Holder would also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in our Common Shares.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC, the tax consequences of owning the Common Shares if we were to be a PFIC, certain elections that may be made that are designed to lessen the adverse tax consequences, and reporting requirements that are applicable to U.S. Holders of stock of a PFIC.

Taxation of Dividends and Other Distributions on the Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you (including the amount of any tax withheld) with respect to our Common Shares generally will be includible in your gross income as dividend income on the date you receive such distribution, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your Common Shares, and then, to the extent such excess amount exceeds your tax basis in your Common Shares, as capital gain. We currently do not, and do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to qualified dividend income, provided (1)(a) we are eligible for the benefits of the United States-Canada income tax treaty (the “Treaty”), or (b) the dividends are with respect to Common Shares that are readily tradable on an established securities market in the United States, (2) the Company is neither a PFIC nor treated as such with respect to you (as discussed above) for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain other requirements (including holding period and at risk requirements) are met. We have given notice to the Nasdaq, which for this purpose is an established securities market in the United States, of the offering of the Common Shares offered by this prospectus supplement and the prospectus. The determination of whether a dividend qualifies for the preferential tax rates described above must be made at the time the dividend is paid. Although we do not believe we were a PFIC for the taxable year ended December 31, 2025, whether we are treated as a PFIC for any taxable year will depend on factual circumstances during such year, and therefore there can be no assurance that we will not be a PFIC for the taxable year in which such dividend is paid.

The amount of any distribution paid in a currency other than U.S. dollars will be equal to the U.S. dollar value of such currency on the date such distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution in a foreign currency is converted into U.S. dollars on the day it is received, the U.S. Holder will not be required to recognize foreign currency gain or loss with respect to such distribution. Any gain or loss on a conversion or other disposition of the foreign currency for a different U.S. dollar amount on a later date general will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Any dividends will generally constitute foreign-source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation in general will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by us with respect to our Common Shares will generally constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income. However, if the Company is a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable the Company's U.S.-source earnings and profits may be re-characterized as U.S. source income. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. Under an exception, dividends will not be allocated to U.S.-source income if less than 10% of the earnings and profits of a United States-owned foreign corporation are attributable to sources within the United States. We cannot provide any assurances that we will not be characterized as a “United States-owned foreign corporation”. If we are a United States-owned foreign corporation and 10% or more of our earnings and profits are attributable to sources within the United States, the portion of the dividends paid on the Common Shares allocable to our United States source earnings and profits would be treated as U.S.-source income, and this treatment could adversely affect a U.S. Holder’s ability to credit any foreign tax withheld from such dividends against such holder’s U.S. federal income liability. The rules relating to the determination of the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

If Canadian withholding taxes apply to any dividends paid to you with respect to the Common Shares, subject to certain conditions and limitations (including specific holding period and at risk rules), such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If tax is withheld at a rate in excess of the rate applicable to a U.S. Holder under the Treaty, the U.S. Holder may not be entitled to credits for the excess amount, even if the procedures for claiming refunds and the practical likelihood that refunds would be made available in a timely fashion were uncertain. Pursuant to applicable Treasury Regulations, if a U.S. Holder is not eligible for the Treaty or depending on the nature of the Canadian withholding tax, the U.S. Holder may not be able to claim a foreign tax credit arising from Canadian withholding tax imposed on dividends, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. Instead of claiming a credit, you may elect to deduct such taxes in computing taxable income, subject to applicable limitations. If a refund of the tax withheld is available under the applicable laws of Canada or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability (and will not be eligible for the deduction against your U.S. federal taxable income).

The rules relating to the determination of the foreign tax credit are particularly complex, and each U.S. Holder should consult its tax advisor regarding the availability of a U.S. foreign tax credit in its particular circumstances, including its eligibility for benefits under the Treaty and the potential impact of the applicable Treasury Regulations and the temporary IRS relief as well as the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit).

Taxation of Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a taxable sale or other taxable disposition of our Common Shares, you generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized (including the amount of any tax withheld) and your tax basis in such Common Shares. Your tax basis in your Common Shares generally will equal the cost of such Common Shares. Any gain or loss on the sale or other disposition of such Common Shares generally will be treated as U.S.-source income or loss, and treated as long-term capital gain or loss if your holding period in such Common Shares at the time of the disposition exceeds one year. Because capital gain on the sale or other disposition of our Common Shares generally will be treated as U.S.-source gain, in the event any Canadian tax (including withholding tax) is imposed upon such sale or other disposition, you may not be able to utilize foreign tax credits unless (1) the gain is resourced as foreign-source under the provisions of the Treaty and you elect to apply the Treaty or (2) you have foreign-source income or gain in the same category from other sources. Long-term capital gain of non-corporate U.S. Holders generally will be subject to U.S. federal income tax at reduced tax rates. The deductibility of capital losses is subject to significant limitations.

The rules relating to the determination of the foreign tax credit are particularly complex, and each U.S. Holder should consult its tax advisor regarding the availability of a U.S. foreign tax credit in its particular circumstances, including its eligibility for benefits under the Treaty and the potential impact of the applicable Treasury Regulations and the temporary IRS relief as well as the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit).

Information Reporting and Backup Withholding

Payments of distributions with respect to our Common Shares and proceeds from the sale, exchange or redemption of our Common Shares that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting to the IRS and may be subject to U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Information with respect to Foreign Financial Assets

Individuals and certain entities that have U.S. individual owners or beneficiaries may be required to report information on IRS Form 8938 relating to an interest in our Common Shares, subject to certain exceptions (including an exception for our Common Shares held in accounts maintained by certain financial institutions). Penalties can apply if a U.S. Holder fails to satisfy such reporting requirements, and the statute of limitations on the assessment and collection of all U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date on which a required IRS Form 8938 is filed. You should consult your tax advisor regarding the effect, if any, of reporting requirements on your ownership and disposition of our Common Shares.

THE DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN OUR COMMON SHARES. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

F. Dividends and Paying Agents
Not applicable.

G. Statement by Experts
Not applicable.

H. Documents on Display
The Company’s documents can be viewed at its Canadian office, located at: 1691 West 75th Avenue, Vancouver, British Columbia, V6P 6P2, Canada. Further, we file reports under Canadian regulatory requirements on SEDAR+; you may access our reports filed on SEDAR by accessing their website at www.sedarplus.ca. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and files reports, Annual Reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company’s reports, Annual Reports and other information can be inspected on the SEC’s website.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, and other reports and financial statements with the SEC as frequently or as promptly as United States domestic companies whose securities are registered under the Exchange Act.

We maintain a corporate website at www.westport.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information
Not applicable.

J. Annual Report to Security Holders
Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk
Westport is exposed to market risk from changes in foreign currency exchange rates and interest rates. Market risk analyses of risks such as foreign exchange risk and interest risk are included in Note 18 of our consolidated financial statements included elsewhere in this annual report.

Item 12. Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.

B. Warrants and Rights
Not applicable.

C. Other Securities
Not applicable.

D. American Depositary Shares
Not applicable.

Part II
Item 13. Defaults, Dividend Averages and Delinquencies
Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15. Controls and Procedures
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act and applicable Canadian securities law requirements is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and applicable Canadian securities law requirements, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") (our principal executive officer and principal financial officer, respectively), as appropriate to allow timely decisions regarding required disclosures.
We evaluated the effectiveness of our internal controls over financial reporting as of December 31, 2025 with the participation, and under the supervision of our management, including our CEO and CFO. Based upon this evaluation, our CEO and CFO concluded that as of December 31, 2025, our internal controls and procedures over financial reporting were effective for the period.
Management's Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP and the requirements of the SEC, as applicable. There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected.

Because of these inherent limitations, internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under potential future conditions, regardless of how remote. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management, including the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting, based on the criteria in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has determined that our internal control over financial reporting was effective as of December 31, 2025.
KPMG LLP ("KPMG"), our independent registered public accounting firm, has audited our annual financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2025. KPMG's audit report on effectiveness of internal control over financial reporting is included in the Annual Financial Statements.
Changes in Internal Control Over Financial Reporting
As a result of the disposal of the Light-Duty segment, during the year ended December 31, 2025, there have been changes to our internal controls over financial reporting. There were no other changes to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
On April 23, 2026, the Company’s Audit Committee consists of Brad Kotush, Eileen Wheatman, and Karl Viktor-Schaller. Each member of the Audit Committee, in the opinion of the directors, is independent (as determined under Rule 10A-3 of the Exchange Act and Nasdaq Rule 5605(a)(2)) and financially literate.
The Company’s Board of Directors has determined that Brad Kotush and Eileen Wheatman qualify as "audit committee financial experts" (as defined in Item 407 of Regulation S-K under the Exchange Act) and are independent (as determined under Exchange Act Rule 10A-3 and Nasdaq Rule 5605(a)(2)).
Item 16B. Code of Ethics
We have adopted a Code of Conduct that applies to our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer or controller) and employees. Our Code of Conduct is designed to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, compliance with applicable laws and regulations, and full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to regulatory authorities. Our Code of Conduct was amended during the financial year ended December 31 2025. The amendments did not result in any material changes to the standards of conduct applicable to our directors, officers and employees. Our Code of Conduct is publicly available on our website at investors.westport.com/governance/governance-documents/.

Item 16C. Principal Accountant Fees and Services
KPMG LLP served as our independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024 and has audited the consolidated financial statements of Westport included in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services and other services rendered by KPMG LLP and the various network and member firms of KPMG to Westport in 2025 and 2024.

In thousands of Canadian dollars	2025	2024
Audit fees(1)	$2,027	$2,643
Audit-related fees(2)	24	20
Tax fees(3)	—	—
All other fees(4)	6	5
Total	$2,057	$2,668

(1) Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the accountant for the audit of the Company's annual consolidated financial statements and reviews of our quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) Audit-related fees represented the aggregate fees billed for each of the last two fiscal years for professional services rendered by the accountant. Fees disclosed under this category are for assurance and related services of other entities or derivative projects and are not reported under the heading audit fees above.

(3) Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the accountant. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning.

(4) All other fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the accountant, which are not related to one of the categories described. Fees to be disclosed under this category include all products and services other than those described under the headings audit fees, audit-related fees, and tax fees above.

Policies and Procedures of the Audit Committee
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter. The latest version of our Audit Committee Charter is available on our website at investors.westport.com/governance/governance-documents/.
Non-Audit Services
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.
The SEC rules on auditor independence as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those rules, the Audit Committee has approved, adopted and made effective a preapproval policy as part of the Audit Committee Charter. That policy requires that any proposed audit and permitted non-audit services be provided by the external auditors to Westport or its subsidiaries must receive prior approval from the Audit Committee. As a practical matter, the policy also contemplates that such proposals may be received and considered by the Audit Committee Chair (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services) for approval of the proposal on behalf of the Audit Committee, in which case the Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F. Change in Registrant's Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
As a foreign private issuer incorporated under the laws of Alberta, Canada and listed on the Nasdaq Stock Market ("Nasdaq"), the Company is permitted to follow Canadian corporate governance practices in lieu of certain corporate governance requirements otherwise applicable to U.S. domestic issuers listed on the Nasdaq, pursuant to Nasdaq Listing Rule 5615(a)(3). A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to Rule 5600 of the Nasdaq Rules is as follows:

•Rule 5620(c) requires that each listed company provide for a quorum for any meeting of the holders of the listed company’s common stock that is not less than 33 1/3% of the listed company’s outstanding shares of common stock entitled to vote. The Company’s bylaws provide for a quorum of at least two persons present in person and holding or representing by proxy not less than 25% of the shares entitled to vote at the meeting.

•Rule 5605(d)(1)(D) requires that each listed company adopt a formal written compensation committee charter that specifies, among other things, the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3). The Company’s Human Resources and Compensation Committee Charter does not specify the specific compensation committee responsibilities and authority set forth in Rule 5605(d)(3).

We may elect to take advantage of additional Canadian corporate governance practices in lieu of certain corporate governance requirements otherwise applicable to U.S. domestic issuers listed on the Nasdaq in the future.

We follow the corporate governance practices required by applicable Canadian federal and provincial corporate and securities laws, including National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines.

Item 16H. Mine Safety Disclosure
Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider trading policies
The Company has adopted an Insider Trading Policy to provide directors, officers and employees with guidelines regarding trading in securities of the Company. The rules and procedures outlined in the Insider Trading Policy are intended to prevent improper trading in securities of Westport and any other company in respect of which material non-public information is obtained by Westport and the improper communication of material non-public information regarding Westport or such other companies. The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.1 and is incorporated herein by reference.

Item 16K. Cybersecurity
The Company's Information Technology ("IT") function manages its cyber resilience efforts through a variety of relevant organizational functions. The Company's cybersecurity program includes the administrative, technical and organizational measures intended to protect the confidentiality, integrity, and availability of its information and systems. It is led by the head of IT, who has over 25 years of experience in information technology and operational systems at global manufacturing and operations-focused organizations. In carrying out its responsibilities, management also engages external cybersecurity and information security specialists to support the assessment, prevention, detection, mitigation, and remediation of cybersecurity risks and incidents.

The IT function's mandate includes defining the Company's cyber resilience framework, identifying and measuring risks, building the business continuity strategy and tactics, disaster recovery plans, capturing key business information security risks beyond IT and reporting any incidents. The head of IT provides regular updates to the Audit Committee with analysis, mitigation strategies and incident reporting being reported to the Board. In 2025, cybersecurity, information security, and artificial intelligence awareness training programs were completed by employees, focused on developing awareness of threats and how to recognize them. Working in concert with an information security partner, the Company has implemented global security structures and measures, with breach detection, prevention, event management and reporting.

During the first quarter of 2026, the Company identified a cybersecurity incident involving unauthorized access to certain information systems. Upon detection, the Company activated its incident response protocols, including containment measures, engagement of external cybersecurity advisors, and notification of senior management and the Audit Committee. The Company is undertaking remediation of the affected systems and implementing targeted enhancements to its cybersecurity controls and monitoring capabilities. The Company is also carrying out notification and regulatory reporting activities where required under applicable laws. As of the date of this Form 20-F, management believes the incident has not had a material impact on the Company, including its operations, business strategy, results of operations, or financial condition; however we may incur further costs and liabilities arising from this incident. Additionally, the Company has not identified risks from any other known cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our organization and continues to receive regular reports on the incident until its conclusion. In 2025, there were no reported incidents of information or cyber breaches, however the Company identified a cybersecurity incident during the first quarter of 2026, as described above. In addition, the Board receives management reports on key developments and incidents at the industry level and received cybersecurity and artificial intelligence educational sessions in 2025 to ensure members continue to remain informed about evolving trends.

Part III
Item 17. Financial Statements
Not applicable.

Item 18. Financial Statements
The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this annual report.

The consolidated financial statements of Cespira Canada Limited Partnership and Cespira Sweden AB required by Rule 3-09 of Regulation S-X are included as Exhibits 15.1 and 15.2 of this annual report, respectively.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Articles of Incorporation of Westport Fuel Systems Inc., as currently in effect.
1.2	Bylaws of Westport Fuel Systems Inc., as currently in effect.
2.1	Form of Debt Indenture (Incorporated by reference to Exhibit 7.1 to the Company's Registration Statement on Form F-10, filed with the SEC on April 14, 2023.)
2.2	Description of Registered Securities
4.1†
Unanimous Shareholders Agreement, effective as of June 3, 2024, by and among 1463861 B.C. Ltd., Westport Fuel Systems Canada Inc., and Volvo HPDI Holdings Inc., (Incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K filed with the SEC on November 21, 2025).

4.2†
Investment Agreement, effective as of March 11, 2024, by and among Westport Fuel Systems Inc., Westport Fuel Systems Canada Inc., and Volvo Business Services International AB. (Incorporated by reference to Exhibit 99.2 to the Company's Report on Form 6-K filed with the SEC on November 21, 2025).

4.3†
Shareholders Agreement, effective as of June 3, 2024, by and among HPDI Technology AB, Westport Fuel Systems Canada Inc., and Volvo Business Services International AB (Incorporated by reference to Exhibit 99.3 to the Company's report on Form 6-K filed with the SEC on November 21, 2025).

4.4†
Amended and Restated Limited Partnership Agreement, effective as of June 3, 2024, by and among Westport Fuel Systems Canada Inc. as limited partner, Volvo HPDI Holding Inc., as limited partner, 1463861 B.C. Ltd. as general partner (Incorporated by reference to Exhibit 99.4 to the Company's Report on Form 6-K filed with the SEC on November 21, 2025)

4.5*	Westport Fuel Systems Inc. Omnibus Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed with the SEC on September 18, 2020)
4.6
Nomination Agreement, effective as of March 17, 2026, by and among Westport Innovations Inc., K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants' Trust, Douglas Family Trust and James E. Douglas, III.

8.1	List of Subsidiaries
11.1	Insider Trading Policy
12.1
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Cespira Canada LP's consolidated financial statements for the years ended December 31, 2025 and 2024
15.2	Cespira Sweden AB's consolidated financial statements for the years ended December 31, 2025 and 2024
23.1	Consent of KPMG LLP
97.1	Registrant’s Policy for Recovery of Erroneously Awarded Compensation
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit)

* Indicates management contract or compensatory plan or arrangement.
** Furnished herewith.
† Schedules and exhibits to this exhibit omitted pursuant to Instructions as to Exhibits to Form 20-F. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Signatures
The registrant hereby certifies that it meets all requirement for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WESTPORT FUEL SYSTEMS INC.

By:	/s/ Daniel Sceli
Name:	Daniel Sceli
Title:	Chief Executive Officer

Date: April 23, 2026

Westport Fuel Systems Inc.

All financial statements schedules are omitted because they are not applicable or the required information is shown in the financial statement or the notes thereto.

Financial statements of 50% or less owned persons accounted for by the equity method have been included elsewhere in this annual report, refer to Item 19. Exhibits.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Westport Fuel Systems Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Westport Fuel Systems Inc. (and subsidiaries) (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2026, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and, based on the projected capital expenditures, debt servicing obligations, and operating requirements under the current business plan, is projecting insufficient cash flows that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2015.
Vancouver, Canada
April 23, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Westport Fuel Systems Inc.:

Opinion on Internal Control Over Financial Reporting
We have audited Westport Fuel Systems, Inc.’s (and subsidiaries’) (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated April 23, 2026, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 23, 2026

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(c))	$27,158	$14,754
Accounts receivable (note 6)	10,177	18,738
Inventories (note 7)	3,037	6,668
Prepaid expenses	1,182	1,328
Assets held for sale (note 5)	—	128,398
Total current assets	$41,554	$169,886
Long-term investments (note 8)	42,714	36,866
Property, plant and equipment (note 9)	5,605	3,120
Operating lease right-of-use assets	1,756	823
Other long-term assets (note 10)	2,380	1,431
Long-term assets held for sale (note 5)	—	79,495
Total assets	$94,009	$291,621
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$17,933	$19,435
Current portion of operating lease liabilities	493	288
Current portion of long-term debt (note 12)	2,924	3,905
Current portion of warranty liability	199	277
Current liabilities held for sale (note 5)	—	84,488
Total current liabilities	$21,549	$108,393
Long-term operating lease liabilities	1,292	548
Long-term debt (note 12)	—	2,932
Warranty liability	966	875
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale (note 5)	$—	$40,460
Total liabilities	$25,196	$154,596
Shareholders’ equity:
Share capital (note 13):
Unlimited common and preferred shares, no par value
17,375,213 (2024 - 17,282,934 ) common shares issued and outstanding	$1,246,793	$1,245,805
Other equity instruments	8,968	9,472
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,157,901)	(1,096,275)
Accumulated other comprehensive loss	(40,563)	(33,493)
Total shareholders' equity	$68,813	$137,025
Total liabilities and shareholders' equity	$94,009	$291,621
Commitments and contingencies (note 16)
Subsequent events (note 5)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board	Brad Kotush	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023

	Years ended December 31,
	2025	2024	2023
Revenue	$23,318	$40,698	$68,154
Cost of revenue	20,638	37,855	67,794
Gross profit (loss)	2,680	2,843	360
Operating expenses:
Research and development	5,783	9,532	12,836
General and administrative	13,957	20,723	25,106
Sales and marketing	1,481	2,709	5,842
Foreign exchange loss (gain)	(5,365)	6,227	1,040
Depreciation and amortization (note 9)	515	661	1,153
Loss on sale of assets	—	703	—
Impairment of long-lived assets (note 9)	538	—	—
	$16,909	$40,555	$45,977
Loss from continuing operations	$(14,229)	$(37,712)	$(45,617)

Loss from investments accounted for by the equity method (notes 8 and 17)	$(15,845)	$(6,715)	$—
Gain on deconsolidation	—	15,198	—
Loss on sale of investment	—	(352)	—
Loss on extinguishment of royalty payable	—	—	(2,909)
Interest on long-term debt and accretion of royalty payable	(613)	(1,083)	(1,724)
Impairment of long-term investment	—	—	(413)
Interest and other income, net of bank charges	1,259	(88)	2,572
Loss before income taxes	(29,428)	(30,752)	(48,091)
Income tax expense (recovery) (note 14(a)):
Current	143	481	344
Deferred	—	35	(17)
	$143	$516	$327
Net loss from continuing operations	$(29,571)	$(31,268)	$(48,418)
Net income (loss) from discontinued operations (note 5)	$(32,055)	$9,427	$(1,300)
Net loss for the year	$(61,626)	$(21,841)	$(49,718)
Other comprehensive income (loss):
Cumulative translation adjustment	$4,898	$(2,535)	$4,473
Reclassification of accumulated foreign currency translation on deconsolidation	(10,070)	—	—
Ownership share of equity method investments' other comprehensive loss	(1,898)	(113)	—
	(7,070)	(2,648)	4,473
Comprehensive loss	$(68,696)	$(24,489)	$(45,245)

Loss per share:
From continuing operations - basic & diluted	$(1.71)	$(1.81)	$(2.82)
From discontinued operations - basic & diluted	$(1.85)	$0.55	$(0.08)
Net loss per share - basic & diluted	$(3.56)	$(1.26)	$(2.90)

Weighted average common shares outstanding:
Basic and diluted	17,343,595	17,248,090	17,173,016
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
Years ended December 31, 2025, 2024, and 2023

	Common shares outstanding	Share capital	Other equity instruments	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholder's equity
January 1, 2023	17,130,316	$1,243,272	$9,212	$11,516	$(1,024,716)	$(35,318)	$203,966
Issuance of common shares on exercise of share units	44,186	1,267	(1,267)	—	—	—	—
Stock-based compensation	—	—	1,727	—	—	—	1,727
Net loss for the year	—	—	—	—	(49,718)	—	(49,718)
Other comprehensive income	—	—	—	—	—	4,473	4,473
December 31, 2023	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	108,432	1,266	(1,266)	—	—	—	—
Stock-based compensation	—	—	1,066	—	—	—	1,066
Net loss for the year	—	—	—	—	(21,841)	—	(21,841)
Other comprehensive loss	—	—	—	—	—	(2,648)	(2,648)
December 31, 2024	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	92,279	988	(988)	—	—	—	—
Stock-based compensation	—	—	484	—	—	—	484
Net loss for the year	—	—	—	—	(61,626)	—	(61,626)
Other comprehensive loss	—	—	—	—	—	(7,070)	(7,070)
December 31, 2025	17,375,213	$1,246,793	$8,968	$11,516	$(1,157,901)	$(40,563)	$68,813
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2025, 2024, and 2023

	Years ended December 31,
	2025	2024	2023
Operating activities:
Net loss for the year from continuing operations	$(29,571)	$(31,268)	$(48,418)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	$735	$2,183	$5,820
Stock-based compensation expense	808	766	1,267
Unrealized foreign exchange loss (gain)	(5,365)	6,227	1,040
Deferred income tax expense (recovery)	—	35	(17)
Loss from investments accounted for by the equity method	15,845	6,715	—
Interest on long-term debt and accretion of royalty payable	92	74	136
Impairment of long-lived assets (note 9)	538	—	—
Change in inventory write-downs to net realizable value (note 7)	403	1,143	4,714
Loss on extinguishment of royalty payable	—	—	2,909
Gain on deconsolidation	—	(15,198)	—
Loss on sale of investment (note 8)	—	352	—
Net loss on sale of assets (notes 10)	—	703	—
Impairment of long-term investment	—	—	413
Change in bad debt expense	233	288	(500)
Net cash used before working capital changes	(16,282)	(27,980)	(32,636)
Changes in working capital	$2,038	$22,205	$(7,365)
Net cash used in operating activities of continuing operations	$(14,244)	$(5,775)	$(40,001)
Net cash (used in) provided by operating activities of discontinued operations	$(862)	$13,111	$26,810
Investing activities:
Purchase of property, plant and equipment	$(2,693)	$(3,813)	$(6,481)
Proceeds on sale of investments	—	29,994	—
Proceeds from sale of operations, net of cash in disposed operations	26,034	—	—
Proceeds received from holdback receivable (note 6)	14,067	—	—
Capital contributions to investments accounted for by the equity method	(21,654)	(9,900)	—
Net cash provided by (used in) investing activities of continuing operations	15,754	16,281	(6,481)
Net cash used in investing activities of discontinued operations	(3,169)	(11,815)	(8,933)
Financing activities:
Drawings on operating lines of credit and long-term facilities	5,839	15,537	35,116
Repayment of operating lines of credit and long-term facilities	(9,836)	(34,229)	(32,324)
Payment of royalty payable	—	—	(8,687)
Net cash used in financing activities of continuing operations	(3,997)	(18,692)	(5,895)
Net cash (used in) provided by financing activities of discontinued operations	$(6,168)	$(6,518)	$3,671
Effect of foreign exchange on cash and cash equivalents	$2,198	$(3,799)	$(502)
Net decrease in cash and cash equivalents	(10,488)	(17,207)	(31,331)
Cash and cash equivalents, beginning of year (including restricted cash)	37,646	54,853	86,184
Cash and cash equivalents, end of year (including restricted cash)	$27,158	$37,646	$54,853
Less: cash and cash equivalents from discontinued operations, end of year (including restricted cash)	$—	$22,892	$42,631
Cash and cash equivalents from continuing operations, end of year (including restricted cash)	$27,158	$14,754	$12,222

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (continued)
(Expressed in thousands of United States dollars)
Years ended December 31, 2025, 2024, and 2023

Supplementary information:	Years ended December 31,
	2025	2024	2023
Interest paid	$1,477	$2,721	$2,972
Taxes paid, net of refunds	1,925	2,108	2,302

Changes in working capital
Accounts receivable	$2,268	$37,032	$(6,896)
Inventories	3,369	(6)	2,766
Prepaid expenses	217	(635)	(4,006)
Accounts payable and accrued liabilities	(3,824)	(13,057)	3,626
Warranty liability	8	(1,129)	(2,855)
	$2,038	$22,205	$(7,365)
See accompanying notes to consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars)
Years ended December 31, 2025, 2024, and 2023
1. Company organization and operations:
Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, the Company designs, manufactures, and supplies advanced components and systems that enable the transition from traditional fuels to alternative energy solutions. The Company's technologies support a wide range of alternative fuels – including natural gas, renewable natural gas, and hydrogen – enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way.
2. Liquidity and going concern:
For year ended December 31, 2025, the Company reported an operating loss from continuing operations of $14,229. The Company continues to sustain operating losses and to use cash to support its business activities. As at December 31, 2025, the Company had cash and cash equivalents of $27,158 and an outstanding term loan, net of deferred financing fees, with Export Development Canada ("EDC") of $2,924. The Company has a minimum cash covenant under the term loan of $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan.
On July 29, 2025, the Company closed the sale of the Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments (the "Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a Dutch venture capital and private equity firm for total consideration of $59,975 (€51,424) (note 5).
On September 29, 2025, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the relevant Canadian securities regulatory authorities allowing the Company to offer up to US $100,000 of common shares, preferred shares, subscription receipts, warrants, debt securities, or units, or any combination thereof during the 25-month period that the Shelf Prospectus will be effective.
In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.
Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these consolidated financial statements. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these consolidated financial statements are issued.
Management plans to improve the Company's liquidity position by raising funds from the public markets, borrowing debt and other financing alternatives. These plans are not final and are subject to market and other conditions not in the Company's control. As such, there can be no assurance that the Company will be successful in obtaining sufficient funding. Accordingly, management has concluded under the accounting standards that these plans do not alleviate the substantial doubt about the Company's ability to continue as a going concern.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.
3. Significant accounting policies:
(a)    Basis of presentation:
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.
These consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the statement of operations and comprehensive loss, certain prior period figures have been adjusted to conform to current period presentation.
(b)    Foreign currency translation:
The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, and Chinese Renminbi (“RMB”). The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).
Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.
Except as otherwise noted, all amounts in these financial statements are presented in U.S. dollars. For the years presented, the Company used the following exchange rates:

	Year-end exchange rate as at:			Average for the year ended:
	December 31,			December 31,
	2025	2024	2023	2025	2024	2023
Canadian dollar	$1.37	$1.44	$1.32	$1.40	$1.37	$1.35
Euro	$0.85	$0.96	$0.90	$0.89	$0.92	$0.92
RMB	$6.99	$7.30	$7.10	$7.19	$7.20	$7.08
(c)    Cash and cash equivalents (including restricted cash):
Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash and cash equivalents at December 31, 2025 include restricted cash of $363 (2024 - $406; 2023 - $103). Restricted cash at December 31, 2025, 2024, and 2023 is related to cash used to secure a letter of credit.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
(d)    Accounts receivable, net:
The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for credit losses. The Company expects most of its accounts receivable balances to continue to come from large customers as it supplies the majority of its products and services through distributors and OEMs. The Company establishes current expected credit losses ("CECL") for pools of assets with similar risk characteristics by evaluating historical levels of credit losses, current economic conditions that may affect a customer's ability to pay, and creditworthiness of significant customers. When specific customers are identified as no longer sharing the same risk profile as their current pool, they are removed from the pool and evaluated separately. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), the Company records a specific credit loss provision to reduce the customer's related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of accounts receivable balances could be further adjusted.
(e)    Inventories:
The Company’s inventories consist of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined based on weighted average costing method. The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead, including depreciation. The Company records inventory write-downs based on an analysis of excess and obsolete inventories determined primarily by future demand forecasts. In addition, the Company records a liability for firm, noncancellable, and unconditional purchase commitments with manufacturers for quantities in excess of the Company’s future demand forecast consistent with its valuation of excess and obsolete inventory.
(f)    Property, plant and equipment:
Property, plant and equipment are stated at cost. Depreciation is provided for as follows:

Assets	Basis	Rate
Computer equipment & software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	5 - 10 years
Leasehold improvements	Straight-line	Shorter of lease term or estimated useful life
Depreciation expense on machinery and equipment used in the production and manufacturing process is included in cost of revenue. All other depreciation is included in depreciation and amortization expense in the consolidated statements of operations and comprehensive loss.
(g)    Long-term investments and impairment:
The Company accounts for investments in which it has significant influence, including variable interest entities ("VIEs") for which the Company is not the primary beneficiary, using the equity method of accounting. Under the equity method, the Company recognizes its share of income or loss from equity accounted investees in the statement of operations with a corresponding change in long-term investments. Any additional capital contributions to investees are capitalized and any dividends paid or payable are credited against long-term investments.
The Company identified Cespira Canada LP and Cespira Sweden AB as VIEs, as the entities are dependent on funding from their owners. The funding and ownership interests of the entities are split on a 55/45 basis between the owners of the VIEs. The voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIEs.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
Therefore, the Company has determined that it is not the primary beneficiary of the VIEs. The Company's maximum exposure to loss are its investments in Cespira Canada LP and Cespira Sweden AB and the current outstanding accounts receivables balances.
The Company evaluates its long-term investments for impairment when an investee has recognized a series of operating losses or recognizes an impairment loss in its financial statements. In such an event, the Company measures the fair value of the investee against its carrying amount. The Company estimates the fair value of its long-term investments under the equity method using the expected future cash flows discounted at a rate commensurate with the risks of the investee.
If the fair value is lower than carrying amount, the Company will consider whether the loss is other than temporary. Factors considered when evaluating whether a loss is other than temporary include:
(i) the length of time and extent to which the fair value of the investee has been less than its carrying amount
(ii) the investee's financial condition and near term prospects, including recent operating losses or specific events that may negatively influence its future earnings potential; and
(iii) the intent and ability of the Company to retain its investment for a period of time sufficient to allow for an anticipated recovery in fair value.
When the Company concludes the loss is other than temporary, it records an impairment loss against the investment's carrying amount and reports the impairment loss in the Company's consolidated statement of operations and comprehensive loss.
(h)    Financial liabilities:
Accounts payable and accrued liabilities, short-term debt and long-term debt are measured at amortized cost. Transaction costs relating to long-term debt are netted against long-term debt and are amortized using the effective interest rate method.
(i)    Research and development costs:
Research and development costs are expensed as incurred and are recorded net of funding received or receivable.
(j)    Impairment of long-lived assets:
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.
(k)    Warranty liability:
Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue. The Company provides warranty coverage on products sold from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and costs to repair defective products to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch. The Company records warranty expense for new products using historical experience from previous generations in the first year, a blend of actual product

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
and historical experience in the second year and product specific experience thereafter. The amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.
(m)    Revenue recognition:
The Company generates revenues primarily from product sales. Product revenues are derived from standard product sales contracts and purchase orders from customers. The Company recognizes revenue when a customer obtains control of the goods. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Service revenue is recognized over time as performance obligations are satisfied.
(n)    Income taxes:
The Company accounts for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the accounting basis and tax basis of the assets and liabilities and for loss carry-forwards, tax credits and other tax attributes, using the enacted tax rates in effect for the years in which the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred income tax assets to the extent the assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. If it is determined that, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized, a valuation allowance is provided to reduce the deferred income tax assets.
The Company uses a two-step process to recognize and measure the income tax benefit of uncertain tax positions taken or expected to be taken in a tax return. The tax benefit from an uncertain tax position is recognized if it is more-likely-than-not that the position will be sustained upon examination by a tax authority based solely on the technical merits of the position. A tax benefit that meets the more-likely-than-not recognition threshold is measured as the largest amount that is greater than 50% likely to be realized upon settlement with the tax authority. To the extent a full benefit is not expected to be realized, an income tax liability is established. Any change in judgment related to the expected resolution of an uncertain tax position is recognized in the year of such a change.
Interest and penalties related to income taxes are included as a component of income tax expense.
(o)    Leases:
The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases with lease terms greater than 12 months are included in current and non-current assets, current and non-current liabilities in the consolidated balance sheet. Assets under finance leases are included in property, plant and equipment and the related lease liabilities in current and non-current liabilities in the consolidated balance sheets.
Operating lease and finance lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company’s operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company’s estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.
The operating lease expenses are recognized on a straight-line basis over the lease term and included in cost of revenue and operating expenses. Short-term leases, which have an initial term of 12 months or less, are not recorded in the consolidated balance sheets.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
(p)    Stock-based compensation:
The Company measures stock-based awards at fair value on the date of the grant and expense the awards over the requisite service period of employees or consultants. The fair value of stock options is determined using the fair market value at the time of grant. The fair value of restricted stock units (“RSUs") and Deferred Share Units (“DSUs") are determined using the share price of the Company at the date of grant. The fair value of performance based restricted stock units (“PSUs”) is determined using the Monte Carlo Simulation Model. Stock-based compensation expense related to stock option awards is recognized over the requisite service period on a graded vesting basis. Forfeitures are accounted for as they occur. Stock-based awards are either equity settled or cash settled. Cash-settled awards are recorded as a liability based on the Company's share price on the date of grant and remeasured at the end of each reporting period over the vesting term.
The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, the Company’s performance and related tax impacts.
(q)    Earnings (loss) per common share:
Basic earnings or loss per share includes no potential dilution and is computed by dividing the earnings or loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings or loss per share reflect the potential dilution of securities that could share in the earnings or loss of our Company. Dilutive securities are excluded from the calculation of our diluted weighted average common shares outstanding if their effect would be anti-dilutive based on the treasury stock method or due to a net loss from continuing operations. Common Shares that have not been released under the Company’s stock based plan or are being held in trust for purposes of the Company’s restricted stock unit program have been excluded from the calculation of basic earnings per share.
(r)    Contingent consideration:
The Company may enter into contingent consideration arrangements whereby a buyer pays the seller additional consideration after transaction close upon the achievement of certain milestones, performance-based metrics, or other objectives as agreed to per the terms of the related agreement.
The Company accounts for contingent considerations that are not identified as derivatives using the loss recovery approach. The Company does not recognize any contingent receivable at inception and will recognize a contingent gain when such gain is realized or realizable.
(s)    Held-for-sale disposal group and discontinued operations:
The Company classifies a component of an entity as a held-for-sale disposal group when it has been disposed of during the period, or it has met all of the held-for-sale criteria under Topic 205 - Presentation of Financial Statements at the balance sheet reporting date. A held-for-sale disposal group is measured at the lower of its carrying amount and fair value less cost to sell. If the fair value less cost to sell is lower than its carrying amount, a loss is recognized to write down the carrying amount of the disposal group as a whole.
After a disposal group has been classified as held-for-sale, management may decide to reverse its plan to divest, or circumstances may change so that the disposal group no longer meets the held-for-sale criteria. In such instances, the Company would reclassify the disposal group's assets and liabilities on the balance sheet as held-and-used and remeasured on the date of reclassification.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
4. New accounting pronouncements
New accounting standard adopted in 2025:
ASU 2023-09 - Income Taxes (Topic 740): Improvement to Income Tax Disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.
Reconciling items presented in the rate reconciliation are in dollar amounts and percentages, and are disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid are disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.
The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this standard prospectively in the fourth quarter of 2025 with an effective date of January 1, 2025 and has included the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described within note 14 - Income taxes.
Upcoming accounting standards not yet adopted in 2025:
ASU 2024-03 - Disaggregation of Income Statement Expenses (Subtopic 202-40)
The ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.
The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.
The Company has evaluated other recently issued ASU's effective on or after December 31, 2025 and does not expect their adoption to have a material impact on its consolidated financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
5. Discontinued operations
On May 15, 2025, shareholders approved management's plan to sell the Light-Duty segment in accordance with the terms of the sale and purchase agreement ("SPA") dated March 30, 2025. On July 14, 2025, the Company entered into a short-term loan with the Purchaser for $5,839 (€5,000). The loan was subsequently repaid on July 29, 2025.
On July 29, 2025, the Company closed the sale of its Light-Duty segment to the Purchaser for consideration of $59,975 (€51,424). The Company recorded a $37,313 loss on disposal of the operations in respect of the sale. The Company received proceeds of $50,763 (€43,424) from the Purchaser in cash and other consideration. The Company expects to receive a further $9,391 (€8,000) from proceeds held in escrow, which are included in a holdback receivable (note 6) and other long-term assets (note 10). The proceeds held in escrow will be released to the Company in three tranches by early 2026, early 2027 and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser pending satisfaction of certain general representations and warranties provided by the Company that are customary in nature. Subsequent to year-end, the Company received $6,493 (€5,500) for the first of three tranches.

Further, up to $3,790 (€3,250) in potential earnouts will be payable to the Company if certain conditions are achieved in accordance with the terms and conditions of the sale and purchase agreement.

Major assets and liabilities of the discontinued operations were as follows:

	July 29, 2025	December 31, 2024
Cash	$21,112	$22,892
Accounts receivable	58,874	54,316
Inventories	55,991	46,858
Prepaid expenses	14,610	4,332
	150,587	128,398
Long-term investments	3,454	2,866
Property, plant, and equipment	43,798	38,836
Operating lease right-of-use asset	20,964	18,196
Intangible assets	5,054	5,184
Deferred income tax assets	9,990	9,695
Goodwill	2,957	2,876
Other long-term assets	1,990	1,842
	88,207	79,495
Total assets classified as held for sale	$238,794	$207,893

Accounts payable and accrued liabilities	$84,405	$68,688
Current portion of operating lease liabilities	2,414	2,336
Current portion of long-term debt	11,067	10,755
Current portion of warranty liabilities	3,329	2,709
	101,215	84,488
Long-term operating lease liabilities	18,691	15,885
Long-term debt	13,513	16,135
Warranty liabilities	1,874	1,456
Deferred income tax liabilities	1,971	4,029
Other long-term liabilities	3,032	2,955
	39,081	40,460
Total liabilities classified as held for sale	$140,296	$124,948

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
The period ended July 29, 2025 only included activity prior to the disposal of the operations. Revenue and expenses of the discontinued operations were as follows:

	Period ended July 29,	Years ended December 31,
	2025	2024	2023

Revenue	$160,004	$261,601	$263,645
Cost of revenue	126,861	206,853	215,067
Gross profit	33,143	54,748	48,578
Operating expenses:
Research and development	6,763	12,055	13,166
General and administrative	8,313	16,955	19,128
Sales and marketing	6,006	9,967	10,436
Foreign exchange loss	2,166	21	2,935
Depreciation and amortization	1,509	2,707	3,145
Loss on sale of assets	—	—	32
	24,757	41,705	48,842
Income (loss) from discontinued operations	8,386	13,043	(264)

Income from investment accounted for by the equity method	591	1,313	779
Loss on disposal of operations	(37,313)	—	—
Impairment of long-lived assets	(664)	—	—
Interest on long-term debt	(930)	(1,714)	(1,257)
Interest and other income, net of bank charges	429	1,248	117
Income (loss) from discontinued operations before income tax	(29,501)	13,890	(625)
Income tax expense	2,554	4,463	675
Net income (loss) from discontinued operations	$(32,055)	$9,427	$(1,300)

6. Accounts receivable:

	December 31,
	2025	2024
Customer trade receivables	$2,675	$2,513
Holdback receivable	5,811	10,737
Other receivables	2,032	887
Due from related parties (note 15)	274	4,973
Allowance for credit losses	(615)	(372)
	$10,177	$18,738
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback was retained by Cummins for a term of three-years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Unused amounts were repaid to the Company at the end of the three-year term. In March 2025, the Company collected $11,365 from Cummins related to the holdback receivable, including interest accrued.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
A holdback receivable was recorded as part of the sale of the Light-Duty segment. The holdback is consideration held in escrow pending satisfaction of certain general representations and warranties provided to the Purchaser. The Company provided for estimated losses on the holdback receivable in loss on disposal of operations. In October 2025, the Company collected $3,617 (€3,000) related to the holdback receivable held in escrow.
7. Inventories:

	December 31,
	2025	2024
Purchased parts & materials	$2,034	$5,463
Work-in-progress	199	—
Finished goods	804	1,205
	$3,037	$6,668
During the year ended December 31, 2025, the Company recorded write-downs to net realizable value of $403 (2024 - $1,143 and year ended 2023 - $4,714) due to slow-moving and obsolete inventory. For the year ended December 31, 2025, inventory write-downs of $232 were allocated to purchased parts & materials and $171 as a result of a development contract which will not be commercialized.
8. Long-term investments:

	December 31,
	2025	2024
Cespira Canada LP (a)	$19,385	$25,494
Cespira Sweden AB (a)	23,329	11,225
Other equity accounted investees	—	147
	$42,714	$36,866
(a)     Cespira:
The Company entered into a joint venture agreement with Volvo Group ("Volvo") and contributed certain net assets of its former HPDI business to a newly formed joint venture ("Cespira"), consisting of two legal entities, Cespira Canada LP and Cespira Sweden AB, in which the Company retained a 55% non-controlling interest. Volvo acquired the remaining 45% interest in Cespira for cash consideration of $27,328. Cespira is jointly controlled by both parties. The Company's former HPDI business continues to operate through the joint venture. The Company made an initial capital contribution of $21,654 in Cespira to fund its operations. For the year ended December 31, 2025, the Company recognized its share of Cespira’s losses of $15,845, as a loss from investments accounted for by the equity method (December 31, 2024 - $6,715 loss).
The Company acknowledges that during the initial phase of Cespira's business plan, it may require additional funding from its owners from time to time. If either owner is unable to fund Cespira when funding is requested in accordance with the joint venture agreement, a convertible loan may be extended from the other owner to fund all or a part of the funding requested. The convertible loan may settle in ownership interest in Cespira in the event that the borrowing party is unable to fulfill the repayment terms.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
The carrying amount and maximum exposure to losses relating to Cespira were as follows:

	December 31, 2025
	Carrying amount	Maximum exposure to loss
Equity method investment in Cespira	$42,714	$42,714
Accounts receivable due from Cespira	274	274
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	December 31,
	2025	2024
Current assets:
Cash and cash equivalents	$14,869	$10,305
Accounts receivable	18,718	21,000
Inventories	11,566	7,414
Prepaid expenses	1,157	1,471
	46,310	40,190

Property, plant and equipment and right-of-use assets	46,352	40,901
Intangible assets and goodwill	7,516	7,087
Other long-term assets	17,139	563
Total assets	$117,317	$88,741
Current liabilities:
Accounts payable	$20,810	$16,527
Current portion of provisions	2,519	2,128
Other current liabilities	6,266	1,910
	29,595	20,565
Long-term portion of provisions	1,618	532
Onerous contract provision	2,890	—
Other long-term liabilities	—	569
Total liabilities	$34,103	$21,666
Net assets	$83,214	$67,075

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023

	Years ended December 31,
	2025	2024
Product revenue	$62,356	$32,919
Service revenue	15,087	10,166
	77,443	43,085
Cost of revenue	80,944	42,634
Gross profit (loss)	(3,501)	451
Operating expenses:
Research and development	5,641	4,715
General and administrative	11,903	5,555
Sales and marketing	1,292	973
Foreign exchange (gain) loss	1,516	(421)
Depreciation and amortization	3,283	1,720
Impairment of long-lived assets	413	—
	24,048	12,542
Loss from operations	(27,549)	(12,091)
Interest income (expense), net of bank charges	(4)	202
Loss before income taxes	(27,553)	(11,889)
Income tax (recovery) expense	1,725	342
Net loss	$(29,278)	$(12,231)
9. Property, plant and equipment:

December 31, 2025	Cost	Accumulated Depreciation	Net Book Value
Computer equipment and software	3,598	2,855	743
Furniture and fixtures	119	90	29
Machinery and equipment	13,584	9,505	4,079
Leasehold improvements	4,864	4,110	754
	$22,165	$16,560	$5,605

December 31, 2024	Cost	Accumulated Depreciation	Net Book Value
Computer equipment and software	2,945	2,575	370
Furniture and fixtures	86	85	1
Machinery and equipment	10,239	7,713	2,526
Leasehold improvements	4,064	3,841	223
	$17,334	$14,214	$3,120
Total depreciation expense for the year ended December 31, 2025 was $735 (year ended December 31, 2024 - $2,183 and year ended December 31, 2023 - $5,820). The amount of depreciation expense included in cost of revenue for the year ended December 31, 2025 was $220 (year ended December 31, 2024 - $1,522 and year ended December 31, 2023 - $4,667). For the year ended December 31, 2025, an impairment loss of $538 was recognized as a result of hydrogen development program cancellation.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
10. Other long-term assets:

	December 31,
	2025	2024
Other assets	$345	$1,124
Prepaid capital asset deposits	—	242
Property lease deposits	100	65
Holdback receivable (note 6)	1,935	—
Total	$2,380	$1,431
11. Accounts payable and accrued liabilities:

	December 31,
	2025	2024
Trade accounts payable	$11,147	$11,397
Accrued payroll	2,704	2,555
Taxes payable	3,533	3,813
Deferred revenue	471	533
Due to related parties (note 15)	$78	$1,137
	$17,933	$19,435
During the year ended December 31, 2025, the Company recognized $62 of contract liabilities which were included in the deferred revenue balance as at the December 31, 2024 as revenue in the consolidated statement of operations and comprehensive loss (December 31, 2024 - $4; December 31, 2023 - $900).
12. Long-term debt:

			December 31,
Term loan	Maturity date	Interest rate	2025	2024
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$2,924	$6,837
Current portion			2,924	3,905
Long-term portion			—	2,932
Term loan facilities, net of debt issuance costs			$2,924	$6,837
On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira. Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As at December 31, 2025, the Company is in compliance with all covenants under the financing arrangements.
13. Share capital, stock options and other stock-based plans:
On June 1, 2023, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every ten existing pre-consolidation common shares. No fractional common

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
shares were issued and any fractional shares were rounded down to the nearest whole common shares. The number of outstanding common shares and share units issued have been retroactively adjusted for all periods presented.
During the year ended December 31, 2025, the Company issued 92,279 common shares, net of cancellations, upon exercises of share units (year ended December 31, 2024 – 108,432 common shares; December 31, 2023 - 44,186). The Company issues shares from treasury to satisfy share unit exercises.
(a)    Share Units ("Units"):
The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vested and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.
The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.
A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	December 31
	2025		2024		2023
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of year	524,322	$11.75	478,643	$15.68	$317,432	$24.15
Granted	427,691	3.28	224,050	8.23	435,128	13.78
Vested and exercised	(92,279)	6.28	(108,432)	15.85	(44,186)	38.76
Forfeited/expired	(146,673)	11.83	(69,939)	20.95	(229,731)	19.26
Outstanding, end of year	713,061	$11.51	524,322	$11.75	$478,643	$15.68
Units outstanding and exercisable, end of year	491	$31.07	310	$37.2	$—	$—

	December 31,
	2025	2024	2023
Restricted Share Units ("RSUs")	—	104,215	147,557
Performance Share Units ("PSUs")	290,540	—	185,365
Deferred Share Units ("DSUs")	137,151	119,835	102,206
Total units granted during the year	427,691	224,050	435,128
RSUs typically vest over a three year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Values of PSUs are determined using the Monte–Carlo Simulation Model and vest only when the performance criteria has been met within the evaluation period. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan and settled in cash.
As at December 31, 2025, $719 of compensation expense related to Units has yet to be recognized in results from operations and will be recognized ratably over 1.5 years.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025, 2024, and 2023
(b)    Aggregate intrinsic values:
The aggregate intrinsic value of the Company’s share units are as follows:

	December 31,
In Canadian dollars	2025	2024	2023
Share units:
Outstanding	$1,546	$2,693	$3,283
Exercisable	—	—	—
Exercised	200	555	386
(c)    Stock-based compensation:
Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Years ended December 31,
	2025	2024	2023
Cost of revenue	$—	$63	$26
Research and development	39	229	570
General and administrative	346	895	1,806
Sales and marketing	22	170	228
	$407	$1,357	$2,630

	Years ended December 31,
	2025	2024	2023
Stock-based compensation - equity or cash settled	$484	$1,066	$1,727
Stock-based compensation - cash settled only	(77)	291	903
	$407	$1,357	$2,630
Units outstanding settled in cash only are remeasured at each reporting period based on the Company's closing share price. The outstanding liability is reported within accrued payroll in note 11.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

14. Income taxes:
In the fourth quarter of 2025, the Company adopted ASU 2023-09 - Income Taxes (Topic 740): Improvements to income tax disclosures prospectively, and the associated changes have been reflected below.
(a)    The Company’s income tax provision differs from that calculated by applying the combined enacted Canadian federal and provincial statutory income tax rate of 15% for the year ended December 31, 2025 as follows:

	Year ended December 31, 2025
	Amount	Rate
Net loss before taxes after adjustments	$(29,428)

Expected income tax expense (recovery)	(4,414)	15.0%

Increase (reduction) in income taxes resulting from:
Canadian Federal Reconciling Items:
Other permanent differences	377	(1.3)%
Cross-border items
Foreign accrual property income	305	(1.0)%
Deemed interest inclusion	302	(1.0)%
Expired losses	2,931	(10.0)%
Change in valuation allowance	955	(3.2)%
Other	7	—%
Provincial tax effect	—	—%

Foreign tax effects
US:
Foreign tax rate differences, foreign exchange and other adjustments	515	(1.8)%
Expired losses	1,188	(4.1)%
Change in valuation allowance	(1,977)	6.7%
Other	(127)	0.4%

China:
Expired losses	1,174	(4.0)%
Change in valuation allowance	(1,020)	3.5%
Other	(66)	0.2%

Jurisdictions	(7)	—%

Income tax expense (recovery)	$143	(0.5)%

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

Income tax expense reconciliation prior to adoption of ASU 2023-09 for years ended December 31, 2024, and 2023 applying the enacted Canadian federal statutory income tax rate of 15% as follows:

	Years ended December 31,
	2024	2023

Expected income tax expense (recovery)	$(4,613)	$(7,214)
Non-deductible stock-based compensation	88	167
Other permanent differences	1,001	(3,699)
Withholding taxes and other foreign taxes	1,217	337
Change in enacted tax rates	—	222
Foreign tax rate differences, foreign exchange and other adjustments	808	(147)
Change in valuation allowance	3,587	4,746
Expired losses	(604)	916
Provincial tax effect	1,048	4,999
Non-taxable portion of capital gains	(2,016)	—
Income tax expense (recovery)	$516	$327
(b)    The significant components of the deferred income tax assets and liabilities are as follows:

	December 31,
	2025	2024	2023
Deferred income tax assets:
Net loss carry forwards	$227,639	$208,708	$225,659
Intangible assets	3,592	3,647	3,793
Property, plant and equipment	12,464	15,132	20,047
Warranty liability	85	279	466
Deferred revenue	254	270	130
Foreign tax credits	5,861	5,861	691
Inventory	245	11	1,240
Research and development	4,326	4,698	5,074
Financing and share issuance cost	(5)	330	725
Restricted interest and financing expense	2,898	3,785	—
Other	3,352	3,256	7,821
Total gross deferred income tax assets	260,711	245,977	265,646
Valuation allowance	(260,411)	(245,827)	(265,333)
Total deferred income tax assets	$300	$150	$313
Deferred income tax liabilities:
Property, plant and equipment	118	46	30
Other	(418)	(196)	(343)
Total deferred income tax liabilities	$(300)	$(150)	$(313)
Total net deferred income tax assets	$—	$—	$—
The valuation allowance is reviewed on a quarterly basis to determine if, based on all available evidence, it is more-likely-than-not that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

tax assets is dependent on the generation of sufficient taxable income during the future periods in which those temporary differences are expected to reverse. If the evidence does not exist that the deferred income tax assets will be fully realized, a valuation allowance has been provided. The deferred income tax assets have been reduced by the uncertain tax position presented in note 14(f).
(c)    The components of the Company’s income tax expense (recovery) after adoption of ASU 2023-09 are as follows:

	Year ended December 31,
	2025	2024	2023
Loss from continuing operations before income taxes
Canada	$(32,592)	$(34,144)	$(39,783)
Foreign	3,164	3,392	(8,308)
Total income before income taxes	(29,428)	(30,752)	(48,091)

	Year ended December 31,
	2025	2024	2023
Income tax expense (benefit) from continuing operations
Current tax expense (benefit)
Foreign	143	481	344
Total current income tax expense (benefit)	143	481	344
Deferred tax expense (benefit)
Foreign	—	35	(17)
Total deferred income tax expense (benefit)	—	35	(17)
Total income tax expense (benefit)
Foreign	143	516	327
Total income tax expense (benefit)	$143	$516	$327
(d)    The Company has loss carry-forwards in various tax jurisdictions available to offset future taxable income that expire in the following years, as follows:

	2027	2028	2029 and later	Total
Canada	$4,475	$14,159	$686,085	$704,719
United States	—	—	86,209	86,209
Italy	—	—	695	695
Sweden	—	—	11,731	11,731
China	2,387	1,555	1,541	5,483
Australia and Other	—	—	6,637	6,637
Total	$6,862	$15,714	$792,898	$815,474
Certain tax attributes are subject to an annual limitation as a result of the acquisition of Fuel Systems which constitutes a change of ownership as defined under Internal Revenue Code Section 382.
(e)    The Company has not recognized a deferred income tax liability for certain undistributed earnings of foreign subsidiaries which are essentially investments in those foreign subsidiaries and are permanent in duration.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

(f)    The Company records uncertain tax positions in accordance with ASC No. 740, Income Taxes. As at December 31, 2025, the total amount of the Company’s uncertain tax benefits was $3,146 (December 31, 2024 - $3,006). If recognized in future periods, the uncertain tax benefits would affect our effective tax rate. The Company files income tax returns in Canada, the U.S., Italy, and various other foreign jurisdictions. All taxation years remain open to examination by the Canada Revenue Agency, the 2022 to 2025 taxation years remain open to examination by the Internal Revenue Service, the 2020 to 2025 taxation years remain open to examination by the Italian Revenue Agency, and various years remain open in the other foreign jurisdictions.
(g)    Net income tax payments after adoption of ASU 2023-09.

	Years ended December 31,
	2025	2024	2023
Canada
Federal	—	—	—
Provincial	—	—	—
Netherlands	1,125	1,081	608
Italy	382	*	321
Poland	253	245	702
Luxembourg - Net Wealth Tax	*	114	*
India (WHT)	137	234	321
Turkey - Corporate Tax Refund	*	420	269
Other Foreign Jurisdiction	28	14	81
Total net income tax payments	$1,925	$2,108	$2,302
* the amount of income taxes paid during the year does not meet the 5% disaggregation threshold.
15. Related party transactions:
The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.
The Company engages in transactions with Cespira primarily through cross charges, the provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Years ended December 31,
	2025	2024
Sales of goods, services and other income	$15,684	$9,598
Inventory purchased, services and other expenses	1,525	1,320

Related party balances with Cespira	December 31,
	2025	2024
Receivables (note 6)	$274	$4,973
Payables (note 11)	$78	$1,137

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

16. Commitments and contingencies:
(a)     Contractual commitments
The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.
(b)     Contingencies
The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.
17. Segment information:
The Company discloses segment information under three reportable segments, consistent with the manner in which its Chief Operating Decision Maker ("CODM") evaluates its businesses. The Company's CODM is its Chief Executive Officer. These segments are the strategic pillars of the Company and are managed separately as each represents a specific grouping of related automotive components and systems. The reportable segments are further described below. In prior years, the Company presented its results under four reportable segments: Light-Duty, High-Pressure Controls, Heavy-Duty OEM, and Cespira.
On July 29, 2025, the Company sold its Light-Duty segment to the Purchaser (note 5). The Company now reports its results in the following three reportable segments: High-Pressure Controls, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.
•High-Pressure Controls: This segment's products include fuel cell and hydrogen fuel system solutions and components.
•Heavy-Duty OEM: Prior to June 3, 2024, this segment's products include HPDI related fuel system solutions and components. Subsequently, this segment's operations were related to the transitional services agreement between the Company and Cespira for inventory and contract manufacturing. The transitional service agreement for these services ended on June 30, 2025 when Cespira completed their independent set up for inventory manufacturing.
•Cespira: This segment's products include HPDI related fuel system solutions and components after June 3, 2024.
Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.
The Company's CODM uses segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when we set our annual budget.
Financial information by reportable segment as follows:

	Year ended December 31, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$8,272	$15,046	$77,443	$100,761
Cost of revenue	7,362	13,276	80,944	101,582
Gross profit (loss)	910	1,770	(3,501)	(821)
Operating expenses:
Research & development	5,332	159	5,641	11,132
General & administrative	1,729	133	11,903	13,765
Sales & marketing	390	26	1,292	1,708
Depreciation & amortization	355	—	3,283	3,638
Add back: Depreciation & amortization[1]	575	—	6,567	7,142
Segment EBITDA	$(6,321)	$1,452	$(19,053)	$(23,922)

	Year ended December 31, 2024
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$9,383	$31,315	$43,085	$83,783
Cost of revenue	7,192	30,663	42,634	80,489
Gross profit	2,191	652	451	3,294
Operating expenses:
Research & development	5,336	4,196	4,715	14,247
General & administrative	1,033	3,068	5,555	9,656
Sales & marketing	683	856	973	2,512
Depreciation & amortization	153	131	1,720	2,004
Add back: Depreciation & amortization[1]	401	1,405	3,845	5,651
Segment EBITDA	$(4,613)	$(6,194)	$(8,667)	$(19,474)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

	Year ended December 31, 2023
	High-Pressure Controls	Heavy-Duty OEM	Total Segment
Revenue	$11,907	$56,247	$68,154
Cost of revenue	8,583	59,211	67,794
Gross profit (loss)	3,324	(2,964)	360
Operating expenses:
Research & development	3,584	9,252	12,836
General & administrative	1,322	6,444	7,766
Sales & marketing	769	2,907	3,676
Depreciation & amortization	204	408	612
Add back: Depreciation & amortization[1]	356	4,923	5,279
Segment EBITDA	$(2,199)	$(17,052)	$(19,251)
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Year ended December 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$100,761	$77,443	$—	$23,318
Cost of revenue	101,582	80,944	—	20,638
Gross profit (loss)	(821)	(3,501)	—	2,680
Operating expenses:
Research & development	11,132	5,641	292	5,783
General & administrative	13,765	11,903	12,095	13,957
Sales & marketing	1,708	1,292	1,065	1,481
Depreciation & amortization	3,638	3,283	160	515
Equity income (loss) (note 8)	—	—	(15,845)	(15,845)

	Year ended December 31, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$83,783	$43,085	$—	$40,698
Cost of revenue	80,489	42,634	—	37,855
Gross profit	3,294	451	—	2,843
Operating expenses:
Research & development	14,247	4,715	—	9,532
General & administrative	9,656	5,555	16,622	20,723
Sales & marketing	2,512	973	1,170	2,709
Depreciation & amortization	2,004	1,720	377	661
Equity loss (note 8)	—	—	(6,715)	(6,715)

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

	Year ended December 31, 2023
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$68,154	$—	$68,154
Cost of revenue	67,794	—	67,794
Gross profit	360	—	360
Operating expenses:
Research & development	12,836	—	12,836
General & administrative	7,766	17,340	25,106
Sales & marketing	3,676	2,166	5,842
Depreciation & amortization	612	541	1,153

Reconciliation of Segment EBITDA to Loss before income taxes	Years ended December 31,
	2025	2024	2023
Total Segment EBITDA	$(23,922)	$(19,474)	$(19,251)
Adjustments:
Depreciation & amortization[1]	735	2,183	5,820
Cespira's Segment EBITDA	(19,053)	(8,667)	—
Cespira's equity loss (note 8)	15,845	6,715	—
Corporate and unallocated operating expenses	13,452	17,792	19,506
Foreign exchange loss (gain)	(5,365)	6,227	1,040
Loss on sale of assets	—	703	—
Gain on deconsolidation	—	(15,198)	—
Loss on sale of investment	—	352	—
Impairment of long-lived assets (note 9)	538	—	—
Loss on extinguishment of royalty payable	—	—	2,909
Impairment of long-term investment	—	—	413
Interest on long-term debt and accretion of royalty payable	613	1,083	1,724
Interest and other income, net of bank charges	(1,259)	88	(2,572)
Loss before income taxes	$(29,428)	$(30,752)	$(48,091)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive loss.

	Years ended December 31,
Total additions to long-lived assets, excluding business combinations	2025	2024	2023
High-Pressure Controls	2,678	3,142	649
Heavy-Duty OEM	—	510	5,156
Corporate and unallocated	15	161	676
Total consolidated	$2,693	$3,813	$6,481
Cespira's total additions to long-lived assets, excluding business combinations for year ended December 31, 2025 was $8,658 (for the period between June 03, 2024 to December 31, 2024 - $723).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of total revenue
	Years ended December 31,
	2025	2024	2023
Europe	70%	87%	84%
Americas	10%	4%	6%
Asia	20%	9%	10%
During the period of January through May 2024, total revenue of $16,427 or 40% and full year of 2023 of $53,671 or 79% of consolidated revenue, was earned from the Company's OEM launch partner reported under its Heavy-Duty OEM segment.
During the year ended December 31, 2025, the Company had sales to one distributor in Asia that represented approximately 16% of consolidated revenue (2024 - 9%; 2023 - 9%) which was reported under the High-Pressure Controls segment.
As at December 31, 2025, total long-term investments of $42,714 (2024 - $36,866; 2023 - $1,558) were allocated to Corporate and unallocated.
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated by segment as follows:

	Years ended December 31,
	2025	2024
Light-Duty (Held-for-sale)	$—	$207,893
High-Pressure Controls	17,392	9,026
Heavy-Duty OEM	—	9,138
Corporate and unallocated	76,617	65,564
Total consolidated assets	$94,009	$291,621
Cespira's total assets as at December 31, 2025 were $117,317 (2024 - $88,741).
18. Financial instruments:
Financial risk management
The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of losses and mostly negative cash flows from operations since inception. At December 31, 2025, the Company has $27,158 of cash, cash equivalents including $363 in restricted cash (see note 3(c)).

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

The following are the contractual maturities of financial obligations as at December 31, 2025:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years
Accounts payable and accrued liabilities (note 11)	$17,933	$17,933	$17,933	$—	$—
Term loan facilities (note 12)	2,924	3,194	3,194	—	—
Operating lease obligations	1,785	2,093	493	945	655
	$22,642	$23,220	$21,620	$945	$655
Credit risk
Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s accounts receivable.
The Company is exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable. As at December 31, 2025, 20% (December 31, 2024 - 11%; December 31, 2023 - 91%) of accounts receivable relate to customer receivables, and 80% (December 31, 2024 - 89%; December 31, 2023 - 9%) relate to amounts due from holdback receivable, related parties and income tax authorities for value added taxes and other tax related refunds. In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed. Most sales are invoiced with payment terms in the range of 30 days to 90 days. Refer to note 3(d) for the Company's policy with respect to an allowance for credit losses.
Foreign currency risk
Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. dollar and the Euro. The Company are subject to foreign currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which the Company earn revenues. In addition, since the Company's consolidated financial statements are reported in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on the Company's results of operations, financial condition and cash flows.
Cash and cash equivalents, accounts receivable, accounts payable, and long-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company’s functional currency is the Canadian dollar.
A 5% increase/decrease in the relative value of the U.S. dollar against the Canadian dollar and Euro compared to the exchange rates in effect for the year ended December 31, 2025 would have resulted in lower/higher income from operations of approximately $441. This assumes a consistent 5% appreciation in the U.S. dollar against the Canadian dollar and the Euro throughout the fiscal year. The timing of changes in the relative value of the U.S. dollar can affect the magnitude of the impact that fluctuations in foreign exchange rates have on our income from operations.
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its term loan with variable rates of interest.
If interest rates for the year ended December 31, 2025 had increased or decreased by 200 basis points, with all other variables held constant, net loss for the year ended December 31, 2025 would have increased or decreased by $58.

WESTPORT FUEL SYSTEMS INC.
Notes to Consolidated Financial Statements
(Expressed in thousands of United States dollars except share and per share amounts)
Years ended December 31, 2025 and 2024 and 2023

Fair value of financial instruments
As at December 31, 2025, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.
The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.
The long-term investments represent the Company's interests in Cespira are accounted for using the equity method.
The carrying values reported in the consolidated balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.
The carrying values of the term loan facilities included in the long-term debt (note 12) are carried at amortized costs, which approximate their respective fair values as at December 31, 2025.
The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.